UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended December 31, 2022

or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period From   To

Commission File Number: 000-30421

HANMI FINANCIAL CORPORATION

(Exact Name of Registrant as Specified in its Charter)

Delaware	**95-4788120**
(State or Other Jurisdiction of Incorporation or Organization)	**(I.R.S. Employer Identification No.)**
900 Wilshire Boulevard, Suite 1250	
Los Angeles, California	**90017**
(Address of Principal Executive Offices)	**(Zip Code)**

(213) 382-2200

(Registrant's Telephone Number, Including Area Code)

Securities Registered Pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
Common Stock, $0.001 Par Value	HAFC	Nasdaq Global Select Market

Securities Registered Pursuant to Section 12(g) of the Act:

None

(Title of Class)

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☒   No ☐

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒ No ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	☐	Accelerated Filer	☒
Non-Accelerated Filer	☐	Smaller Reporting Company	☐
Emerging Growth Company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the Registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Act).   Yes ☐   No ☒

As of June 30, 2022, the aggregate market value of the common stock held by non-affiliates of the Registrant was approximately $671,418,645. For purposes of the foregoing calculation only, in addition to affiliated companies, all directors and officers of the Registrant have been deemed affiliates.

Number of shares of common stock of the Registrant outstanding as of February 22, 2023 was 30,495,476 shares.

Documents Incorporated By Reference Herein: Sections of the Registrant's Definitive Proxy Statement for its 2023 Annual Meeting of Stockholders, which will be filed within 120 days of the fiscal year ended December 31, 2022, are incorporated by reference into Part III of this report (or information will be provided by amendment to this Form 10-K), as noted therein.

Hanmi Financial Corporation
Annual Report on Form 10-K for the Fiscal Year ended December 31, 2022

Table of Contents

Cautionary Note Regarding Forward-Looking Statements

Some of the statements contained in this Annual Report on Form 10-K (this "Report") are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). All statements in this Report other than statements of historical fact are "forward–looking statements" for purposes of federal and state securities laws, including, but not limited to, statements about anticipated future operating and financial performance, financial position and liquidity, business strategies, regulatory and competitive outlook, investment and expenditure plans, capital and financing needs and availability, plans and objectives of management for future operations, developments regarding our capital and strategic plans and other similar forecasts and statements of expectations and assumptions underlying any of the foregoing. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "intends," "anticipates," "believes," "estimates," "predicts," "potential," or "continue," or the negative of such terms and other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance, strategies, outlook, needs, plans, objectives or achievements to differ from those expressed or implied by the forward-looking statements. These factors include: failure to maintain adequate levels of capital and liquidity to support our operations; the effect of potential future supervisory action against us or Hanmi Bank; the effect of our rating under the Community Reinvestment Act and our ability to address any issues raised in our regulatory examinations; general economic and business conditions internationally, nationally and in those areas in which we operate, including risks associated with a potential return of recessionary conditions; volatility and deterioration in the credit and equity markets; changes in consumer spending, borrowing and savings habits; availability of capital; demographic changes; competition for loans and deposits and failure to attract or retain loans and deposits; fluctuations in interest rates and a decline in the level of our interest rate spread or net interest margin; risks associated with natural disasters; disruption due to a pandemic or other public health emergency; a failure in or breach of our operational or security systems or infrastructure, including cyberattacks; the failure to maintain current technologies; the inability to successfully implement future information technology enhancements; difficult business and economic conditions that can adversely affect our industry and business, including competition, fraudulent activity and negative publicity; the current or anticipated impact of military conflict, terrorism or other geopolitical events; risks associated with Small Business Administration ("SBA") loans; the continuing impact of the COVID-19 pandemic on our business and results of operation; failure to attract or retain key employees; our ability to access cost-effective funding; fluctuations in real estate values; changes in accounting policies and practices; changes in governmental regulation, including, but not limited to, any increase in Federal Deposit Insurance Corporation insurance premiums; the ability of Hanmi Bank to make distributions to Hanmi Financial Corporation, which is restricted by certain factors, including Hanmi Bank's retained earnings, net income, prior distributions made, and certain other financial tests; the adequacy of our allowance for credit losses; credit quality and the effect of credit quality on our credit loss expense and allowance for credit losses; changes in the financial performance and/or condition of our borrowers and the ability of our borrowers to perform under the terms of their loans and other terms of credit agreements; our ability to control expenses; risks as it relates to cyber security against our information technology and those of our third party providers and vendors; changes in securities markets and inflation, which may lead to higher operating costs and reduced loan demand. For additional information concerning risks we face, see "Item 1A. Risk Factors" in Part I of this Report.

We undertake no obligation to update these forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made, except as required by law.

Item 1. Business

General

Hanmi Financial Corporation ("Hanmi Financial," the "Company," "we," "us" or "our") is a Delaware corporation incorporated on March 14, 2000 to be the holding company for Hanmi Bank (the "Bank") and is subject to the Bank Holding Company Act of 1956, as amended (the "BHCA"). Our principal office is located at 900 Wilshire Boulevard, Suite 1250, Los Angeles, California 90017, and our telephone number is (213) 382-2200.

Hanmi Bank, the primary subsidiary of Hanmi Financial, is a state-chartered bank incorporated under the laws of the State of California on August 24, 1981, and licensed pursuant to the California Financial Code ("California Financial Code"). The Bank's deposit accounts are insured under the Federal Deposit Insurance Act up to applicable limits thereof. The California Department of Financial Protection and Innovation (the "DFPI") is the Bank's primary state bank regulator and the Federal Deposit Insurance Corporation (the "FDIC") is its primary federal regulator. The Bank's headquarters are located at 3660 Wilshire Boulevard, Penthouse Suite A, Los Angeles, California 90010.

The Bank is a community bank conducting general business banking, with its primary market encompassing the Korean-American community and other multi-ethnic communities across California, Colorado, Georgia, Illinois, New Jersey, New York, Texas, Virginia and Washington. The Bank's full-service offices are located in markets where many of the businesses are owned by immigrants and other minority groups. The Bank's client base reflects the multi-ethnic composition of these communities.

The Bank's revenues are derived primarily from interest and fees on loans, interest and dividends on the securities portfolio, service charges on deposit accounts and sales of SBA loans.

A summary of revenues for the periods indicated follows:

	Year Ended December 31,					
	2022		**2021**		**2020**	
	(dollars in thousands)					
Interest and fees on loans receivable	$257,878	83.8%	$208,602	81.1%	$211,836	79.3%
Interest and dividends on securities	13,375	4.3	7,171	2.8	11,438	4.3
Other interest income	2,560	0.8	902	0.4	592	0.2
Service charges, fees and other income	24,722	8.0	23,729	9.2	22,145	8.3
Gain on sale of SBA loans	9,478	3.1	17,266	6.7	5,247	2.0
Subtotal	308,013	100.0	257,670	100.2	251,258	94.1
Net gain (loss) on sale of securities	—	—	(499)	(0.2)	15,712	5.9
Total revenues	**$308,013**	**100.0%**	**$257,171**	**100.0%**	**$266,970**	**100.0%**

Market Area

The Bank historically has provided its banking services through its branch network to a wide variety of small- to medium-sized businesses. Throughout the Bank's service areas, competition is intense for both loans and deposits. While the market for banking services is dominated by a few nationwide banks with many offices operating over wide geographic areas, the Bank's primary competitors are other community banks that focus their marketing efforts on Korean-American and other multi-ethnic businesses in the Bank's service areas.

Lending Activities

The Bank originates loans for its own portfolio and for sale in the secondary market. Lending activities include real estate loans (commercial property, construction and residential property), commercial and industrial loans (commercial term, commercial lines of credit and international), equipment lease financing and SBA loans.

Real Estate Loans

Real estate lending involves risks associated with the potential decline in the value of the underlying real estate collateral and the cash flows from income-producing properties. Declines in real estate values and cash flows can be caused by a number of factors, including a decline in general economic conditions, rising interest rates, inflation, changes in tax and other laws and regulations affecting the holding of real estate, environmental conditions, governmental and other use restrictions, development of competitive properties and increasing vacancy rates. When real estate values decline, the Bank's real estate dependence increases the risk of loss both in the Bank's loan portfolio and the Bank's holdings of other real estate owned ("OREO"), which are the result of foreclosures on real property due to default by borrowers who use the property as collateral for loans. OREO properties are categorized as real property that is owned by the Bank but which is not directly related to the Bank's business.

Commercial Property

The Bank offers commercial real estate loans, which are usually collateralized by first deeds of trust. The Bank obtains formal appraisals in accordance with applicable regulations to support the value of the real estate collateral. All appraisal reports on commercial mortgage loans are reviewed by an appraisal review officer. The review generally covers an examination of the appraiser's assumptions and methods, as well as compliance with the Uniform Standards of Professional Appraisal Practice (the "USPAP"). The Bank determines creditworthiness of a borrower by evaluating cash flows, asset and debt structure, as well as credit history. The purpose of the loan is also an important consideration that dictates loan structure and the credit decision.

The Bank's commercial real estate loans are principally secured by investor-owned or owner-occupied commercial and industrial buildings. Generally, these types of loans are made with a maturity date of up to seven years, with longer amortization periods. Typically, the Bank's commercial real estate loans have a debt-coverage ratio at time of origination of 1.25 or more and a loan-to-value ratio of 70% or less. The Bank offers fixed-rate commercial real estate loans, including hybrid-fixed rate loans that are fixed for one to five years and then convert to adjustable rate loans for the remaining term. In addition, the Bank originates loans with an adjustable rate of interest indexed to the prime rate appearing in *The Wall Street Journal* (the "WSJ Prime Rate") or the Bank's prime rate (the "Bank Prime Rate"), as adjusted from time to time. Amortization schedules for commercial real estate loans generally do not exceed 25 years.

Payments on loans secured by investor-owned and owner-occupied properties are often dependent upon successful operation or management of the properties. Repayment of such loans may be subject to the risk from adverse conditions in the real estate market or the economy. The Bank seeks to minimize these risks in a variety of ways, including limiting the size of such loans in relation to the market value of the property and strictly scrutinizing the property securing the loan. At the time of loan origination, a sensitivity analysis is performed for potential increases in vacancy and interest rates. Additionally, an annual risk assessment is also performed for the commercial real estate secured loan portfolio, which involves evaluating recent industry trends. When possible, the Bank also obtains corporate or individual guarantees. Representatives of the Bank conduct site visits of most commercial properties securing the Bank's real estate loans before the loans are approved.

The Bank generally requires the borrower to provide, at least annually, current cash flow information in order for the Bank to re-assess the debt-coverage ratio. In addition, the Bank requires title insurance to ensure the status of its lien on real estate secured loans when a trust deed on the real estate is taken as collateral. The Bank also requires the borrower to maintain fire insurance, extended coverage casualty insurance and, if the property is in a flood zone, flood insurance, in an amount equal to the outstanding loan balance, subject to applicable laws that may limit the amount of hazard insurance a lender can require to replace such improvements. We cannot assure that these procedures will protect against losses on loans secured by real property.

Construction

The Bank maintains a small construction portfolio for multifamily and commercial and industrial properties within its market areas. The future condition of the local economy could negatively affect the collateral values of such loans. The Bank's construction loans typically have the following structure:

- maturities of two years or less;

- a floating rate of interest based on the WSJ Prime Rate or the Bank Prime Rate;

- minimum cash equity consistent with high volatility commercial real estate guidelines;

- third party fund control monitoring;

- a reserve of anticipated interest costs during construction or an advance of fees;

- a first lien position on the underlying real estate;

- advance rates at time of origination that do not exceed the lesser of 75% of the value of the property or costs of construction; and

- recourse against a guarantor in the event of default.

On a case-by-case basis, the Bank originates permanent loans on the commercial property under loan conditions that require strong project stability and debt service coverage. Construction loans involve additional risks compared to loans secured by existing improved real property. Such risks include:

- the uncertain value of the project prior to completion;

- the uncertainty in estimating construction costs;

- construction delays and cost overruns;

- possible difficulties encountered in connection with municipal, state or other governmental ordinances or regulations during construction; and

- the difficulty in accurately evaluating the market value of the completed project.

Because of these uncertainties, construction lending often involves the disbursement of substantial funds where repayment of the loan is dependent on the success of the final project rather than the ability of the borrower or guarantor to repay principal and interest on the loan. If the Bank is forced to foreclose on a construction project prior to, or at completion, due to a default under the terms of a loan, there can be no assurance that the Bank will be able to recover all of the unpaid balance of, or accrued interest on, the loan as well as the related foreclosure and holding costs. In addition, the Bank may be required to fund additional amounts in order to complete a pending construction project and may have to hold the property for an indeterminable period of time. The Bank has underwriting procedures designed to identify factors that it believes to maintain acceptable levels of risk in construction lending, including, among other procedures, engaging qualified and bonded third parties to provide progress reports and recommendations for construction loan disbursements. No assurance can be given that these procedures will prevent losses arising from the risks associated with construction loans described above.

Residential Property

The Bank purchases and originates fixed-rate and variable-rate mortgage loans secured by one- to four-family properties with amortization schedules of 15 to 30 years and maturity schedules of up to 30 years. The loan fees, interest rates and other provisions of the Bank's residential loans are determined by an analysis of the Bank's cost of funds, cost of origination, cost of servicing, risk factors and portfolio needs.

Commercial and Industrial Loans

The Bank offers commercial loans for intermediate and short-term credit. Commercial loans may be unsecured, partially secured or fully secured with maturity schedules that range from 12 to 60 months. The Bank finances primarily small- and middle-market businesses in a wide spectrum of industries. Commercial and industrial loans consist of credit lines for operating needs, loans for equipment purchases and working capital, and various other business purposes. The Bank requires credit underwriting before considering any extension of credit.

Commercial lending entails significant risks. Commercial loans typically involve larger loan balances, are generally dependent on the cash flows of the business and may be subject to adverse conditions in the general economy or in a specific industry. Short-term business loans are customarily intended to finance current operations and typically provide for principal payment at maturity, with interest payable monthly. Term loans typically provide for floating interest rates, with monthly payments of both principal and interest.

In general, it is the intent of the Bank to take collateral whenever possible, regardless of the loan purpose(s). Collateral may include, but is not limited to, liens on inventory, accounts receivable, fixtures and equipment, leasehold improvements and real estate. Where real estate is the primary collateral, the Bank obtains formal appraisals in accordance with applicable regulations to support the value of the real estate collateral. Typically, the Bank requires all principals and significant stockholders of a business to be guarantors on all loan instruments. All borrowers must demonstrate the ability to service and repay not only their obligations to the Bank, but also any and all outstanding business debt, without liquidating the collateral, based on historical earnings or reliable projections.

Commercial Term

The Bank offers term loans for a variety of needs, including loans for purchases of equipment, machinery or inventory, business acquisitions, tenant improvements, and refinancing of existing business-related debts. These loans have repayment terms of up to seven years.

Commercial Lines of Credit

The Bank offers lines of credit for a variety of short-term needs, including lines of credit for working capital, accounts receivable and inventory financing, and other purposes related to business operations. Commercial lines of credit usually have a term of 12 months.

International

The Bank offers a variety of international finance and trade services and products, including letters of credit, import financing (trust receipt financing and bankers' acceptances) and export financing. Although most of our trade finance activities are related to trade with Asian countries, all of our loans are made to companies domiciled in the United States, and a substantial portion of those borrowers are California-based businesses engaged in import and export activities.

Equipment Financing Agreements

Equipment financing agreements have terms ranging from one to seven years. Commercial equipment financing agreements are secured by the business assets being financed. The Bank generally obtains a personal guaranty of the owner(s) of the business. Equipment financing agreements are similar to commercial business loans in that the financing agreements are typically made on the basis of the borrower's ability to make repayment from the cash flows of the borrower's business. As a result, the availability of funds for the repayment of commercial equipment financing agreements may be substantially dependent on the success of the business itself, which in turn, is often dependent in part upon general economic conditions.

SBA Loans

The Bank originates loans that are guaranteed by the SBA, an independent agency of the federal government. SBA loans are offered for business purposes such as owner-occupied commercial real estate, business acquisitions, start-ups, franchise financing, working capital, improvements and renovations, inventory and equipment, and debt-refinancing. SBA loans offer lower down payments and longer-term financing, which helps small business that are starting out, or about to expand. The guarantees on SBA loans and SBA express loans are generally 75% and 50% of the principal amount of the loan, respectively. The Bank typically requires that SBA loans be secured by business assets and by a first or second deed of trust on any available real property. When the SBA loan is secured by a first deed of trust on real property, the Bank obtains appraisals in accordance with applicable regulations. SBA loans have terms ranging from five to 25 years depending on the use of the proceeds. To qualify for a SBA loan, a borrower must demonstrate the capacity to service and repay the loan, without liquidating the collateral, based on historical earnings or reliable projections.

The Bank normally sells to unrelated third parties a substantial amount of the guaranteed portion of the SBA loans that it originates. When the Bank sells a SBA loan, it has an option to repurchase the loan if the loan defaults. If the Bank repurchases a defaulted loan, the Bank will make a demand for the guaranteed portion to the SBA. Even after the sale of an SBA loan, the Bank retains the right to service the SBA loan and to receive servicing fees. The unsold portions of the SBA loans that remain owned by the Bank are included in loans receivable on the Consolidated Balance Sheets. As of December 31, 2022, the Bank had $8.0 million of SBA loans held for sale and $155.8 million of SBA loans in its loan portfolio, and was servicing $523.6 million of SBA loans sold to investors.

Off-Balance Sheet Commitments

As part of the suite of services available to its small- to medium-sized business customers, the Bank from time to time issues formal commitments and lines of credit. These commitments can be either secured or unsecured. They may be revolving lines of credit for seasonal working capital needs, commercial letters of credit or standby letters of credit. Commercial letters of credit facilitate import trade. Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party.

Lending Procedures and Lending Limits

Individual lending authority is granted to the Chief Credit Administration Officer and certain additional designated officers. Loans for which direct and indirect borrower liability exceeds an individual's lending authority are referred to the Bank's Management Credit Committee.

Legal lending limits are calculated in conformance with the California Financial Code, which prohibits a bank from lending to any one individual, entity or its related interests on an unsecured basis any amount that exceeds 15% of the sum of such bank's stockholders' equity plus the allowance for credit losses, capital notes and any debentures, or 25% on a secured and unsecured basis. At December 31, 2022, the Bank's authorized legal lending limits for loans to one borrower was $133.3 million for unsecured loans and an additional $88.9 million for secured and unsecured loans combined.

The Bank seeks to mitigate the risks inherent in its loan portfolio by adhering to strict underwriting practices. The review of each loan application includes analysis of the applicant's business, experience, prior credit history, income level, cash flows, financial condition, tax returns, cash flow projections, and the value of any collateral to secure the loan, based upon reports of independent appraisers and/or audits of accounts receivable or inventory pledged as security. In the case of real estate loans over a specified threshold, the review of collateral value includes an appraisal report prepared by an independent Bank-approved appraiser. All appraisal reports on commercial real property secured loans are reviewed by an appraisal review officer. The review generally covers an examination of the appraiser's assumptions and methods, as well as compliance with the USPAP.

Allowance for Credit Losses, Allowance for Credit Losses Related to Off-Balance Sheet Items and Provision for Credit Losses

The Bank maintains an allowance for credit losses at an appropriate level considered by management to be adequate to cover the current expected credit losses associated with its loan portfolio under prevailing economic conditions. In addition, the Bank maintains an allowance for credit losses related to off-balance sheet items associated with unfunded commitments which is included in other liabilities on the Consolidated Balance Sheets.

The Bank assesses its allowance for credit losses for adequacy on a quarterly basis and more frequently as needed. The DFPI and the FDIC may require the Bank to recognize additions to the allowance for credit losses through a provision for credit losses based upon their assessment of the information available to them at the time of their examinations.

Deposits

The Bank offers a traditional array of deposit products, including noninterest-bearing checking accounts, interest-bearing checking and savings accounts, negotiable order of withdrawal ("NOW") accounts, money market accounts, and certificates of deposit. These accounts, except for noninterest-bearing checking accounts, earn interest at rates established by management based on competitive market factors and management's desire to increase certain types or maturities of deposit liabilities. Our approach is to tailor products and bundle those that meet the customer's needs. This approach is designed to add value for the customer, increase products per household, and produce higher service fee income.

Available Information

We file reports with the U.S. Securities and Exchange Commission (the "SEC"), including our Proxy Statements, Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and any amendments thereto. The SEC maintains a website at *www.sec.gov*, which contains the reports, proxy and information statements and other information we file with the SEC.

We also maintain an Internet website at *www.hanmi.com*. We make available free of charge through our website our Proxy Statements, Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and any amendments thereto, as soon as reasonably practicable after we file such reports with the SEC. We make our website content available for information purposes only. It should not be relied upon for investment purposes. None of the information contained in or hyperlinked from our website is incorporated into this Annual Report on Form 10-K.

Human Capital Resources

Our core values of Integrity, Transparency, Fairness and Collaboration are central to our belief that long-term corporate value is derived by serving the best interests of all of our constituents. The success of our business is dependent on our dedicated employees, who not only strive to provide value to our customers but also provide invaluable support to the communities that we serve. We recognize that our employees are key to Hanmi's success and we are committed to building a workplace that can attract and retain high-caliber talent.

(a) Our People

We strive to make Hanmi an inclusive, safe and healthy workplace, with opportunities for our employees to grow and develop in their careers. We recruit the best people for the job regardless of gender, ethnicity or other protected traits and it is our policy to fully comply with all laws applicable to discrimination in the workplace.

At December 31, 2022, the Company employed 626 individuals across our footprint, of which 7 were part-time. None of the employees are represented by a union or covered by a collective bargaining agreement. The management of the Company believes that its employee relations are good and has established a cross-functional Employee Engagement Committee with executive leadership, to promote relationship building across the organization.

Employee retention helps us operate efficiently and offers continuity to our customers and the communities we serve. At December 31, 2022, 42% of our current staff had been with us for at least five years.

(b) Learning and Development

We have a robust learning and development program with broad offerings to help employees achieve their career goals. Through Hanmi Banking School, the Corporate Learning and Development department offers a variety of programs to empower employees with the knowledge and skills they need to be successful and remain competitive. Hanmi offers in-house training led by instructors or through interactive online offerings to all employees. Employees can choose from core workshops focused on a single concept or job skill, leadership and professional development programing to develop our emerging leaders, and regulatory compliance trainings to ensure safe and sound banking practices. In addition to internal training, we offer a tuition reimbursement program where costs for certain relevant job training is offered to eligible employees.

Our 12-week Management Leadership Program, based on Franklin Covey's critical practices, brings together mid-level managers to help our emerging leaders succeed in the face of change. We also have partnerships with Bankers' Compliance Group and California Bankers' Association to provide webinars and trainings. In 2021, we launched the Hanmi Credit Trainee Program, which brings qualified talent with no prior banking experience into a 12-month program with internal and Moody's Analytics ("Moody's") training courses. The goal is to train the next generation of bankers and continue to provide opportunities to develop talent in the communities we serve. In 2022, we continued this effort with our second class of Credit Trainees, who had the additional benefit of courses from Risk Management Association.

(c) Diversity, Equity and Inclusion

Hanmi was founded 40 years ago to serve the underbanked, minority immigrant community in Los Angeles. Our corporate values reflect the importance of embracing diversity and equitable practices to ensure we are representative of the communities we serve. As of December 31, 2022:

- Women represented 67% of the Company's workforce, and 60% of the Company's managerial roles;

- Minorities represented 91% of the Company's workforce, and 89% of the Company's managerial roles.

(d) Compensation and Benefits

As part of our compensation philosophy, we offer competitive salaries and employee benefits to attract and retain superior talent. In 2018, we increased our hourly minimum wage to $15 per hour across the organization. In addition to healthy base wages, we offer annual bonus opportunities, a company-matched 401(k) Plan, healthcare and insurance benefits, flexible spending accounts, wellness incentives, long-term disability, paid time off, and employee assistance programs.

(e) Employee Health and Safety

We recognize that the success of our business is fundamentally connected to the well-being of our employees. We provide benefits that support their physical and mental health by providing tools and resources to help them improve or maintain their health status; and that offer choice where possible so they can customize their benefits to meet their needs.

In response to the COVID-19 pandemic, we implemented significant operating environment changes that we determined were in the best interest of our employees, as well as the communities in which we operate. This includes safety measures for on-site employees, distribution of personal protective equipment, flexible work arrangements for eligible employees, limited business travel, and adjustment of paid time off policies for pandemic related absences to better support our workforce.

(f) Community Engagement

As a community bank, we are proud to work with our communities to build a stronger future for all of our stakeholders. Hanmi is committed to and has a long history of supporting the communities in which we live and work. Through employee engagement surveys, we have focused our community engagement and employee volunteer efforts in five areas: Youth, Education, Health, Senior, and Community Development. Even though COVID-19 has impacted in-person activities, our employees participated in over 2,000 hours of community service in 2022, participating in a variety of educational efforts such as financial literacy, financial education for seniors, affordable housing education, education for first-time homebuyers and working with various community non-profits.

Insurance

We maintain directors and officers, financial institution bond and commercial insurance at levels deemed adequate by management to protect Hanmi Financial from certain litigation and other losses.

Competition

The banking and financial services industry is highly competitive. The increasingly competitive environment faced by banks is primarily the result of changes in laws and regulation, changes in technology and product delivery systems, new competitors in the market, and the accelerating pace of consolidation among financial service providers. We compete for loans, deposits and customers with other commercial banks, savings institutions, securities and brokerage companies, mortgage companies, real estate investment trusts, insurance companies, finance companies, money market funds, credit unions, financial technology companies, and other non-bank financial service providers. Some of these competitors are larger in total assets and capitalization, have greater access to capital markets, including foreign-ownership, more extensive and established branch networks and/or offer a broader range of financial products and services, such as trust services, which the Bank does not provide.

Other institutions, including brokerage firms, credit card companies and retail establishments, offer banking services and products to consumers that are in direct competition with the Bank, including money market funds with check access and cash advances on credit card accounts. In addition, many non-bank competitors are not subject to the same extensive federal or state regulations that govern bank holding companies and federally insured banks.

The Bank's direct competitors are community banks that focus their marketing efforts on Korean-American, Asian-American and immigrant-owned businesses, while offering the same or similar services and products as those offered by the Bank. These banks compete for loans and deposits primarily through the interest rates and fees they charge, and the convenience and quality of service they provide to customers.

Economic, Legislative and Regulatory Developments

Future profitability, like that of most financial institutions, is primarily dependent on interest rate differentials and credit quality. In general, the difference between the interest rates paid by us on interest-bearing liabilities, such as deposits and other borrowings, and the interest rates received by us on our interest-earning assets, such as loans extended to our customers and securities held in our investment portfolio, will comprise the major portion of our earnings. These rates are highly sensitive to many factors that are beyond our control, such as inflation, recession and unemployment, and the impact that future changes in domestic and foreign economic conditions might have on us.

Our business is also influenced by the monetary and fiscal policies of the Board of Governors of the Federal Reserve System (the "Federal Reserve"), the federal government, and the policies of regulatory agencies, particularly the FDIC and the DFPI. The Federal Reserve implements national monetary policies (with objectives such as curbing inflation and combating recession) through its open-market operations in U.S. government securities, by adjusting the required level of reserves for depository institutions subject to its reserve requirements, and by varying the target federal funds and discount rates applicable to borrowings by depository institutions. The actions of the Federal Reserve in these areas influence the growth of bank loans, investments and deposits, and affect interest earned on interest-earning assets and interest paid on interest-bearing liabilities. The nature and impact on us of any future changes in monetary and fiscal policies cannot be predicted.

From time to time, federal and state legislation is enacted that may have the effect of materially increasing the cost of doing business, limiting or expanding permissible activities, or affecting the competitive balance between banks and other financial services providers, such as federal legislation permitting affiliations among commercial banks, insurance companies and securities firms. We cannot predict whether or when any potential legislation will be enacted, and if enacted, the effect that it, or any implementing regulations, would have on our financial condition or results of operations. In addition, the outcome of any investigations initiated by state authorities or litigation raising issues may result in necessary changes in our operations, additional regulation and increased compliance costs.

Regulation and Supervision

(a) General

The Company, which is a bank holding company, and the Bank, which is a California-chartered state nonmember bank, are subject to significant regulation and restrictions by federal and state laws and regulatory agencies. The applicable statutes and regulations, among other things, restrict activities and investments in which we may engage and our conduct of them, impose capital requirements with which we must comply, impose various reporting and information collecting obligations upon us, and subject us to comprehensive supervision and regulation by regulatory agencies. The federal and state banking statutes and regulations and the supervision, regulation and examination of banks and their parent companies by the regulatory agencies are intended primarily for the maintenance of the safety and soundness of banks and their depositors, the Deposit Insurance Fund ("DIF") of the FDIC, and the financial system as a whole, rather than for the protection of stockholders or creditors of banks or their parent companies.

The following discussion of statutes and regulations is a summary and does not purport to be complete, nor does it address all applicable statutes and regulations. This discussion is qualified in its entirety by reference to the statutes and regulations referred to in this discussion. Banking statutes, regulations and policies are continuously under review by federal and state legislatures and regulatory agencies, and a change in them could have a material adverse effect on our business, such as materially increasing the cost of doing business, limiting or expanding permissible activities, or affecting the competitive balance between banks and other financial services providers.

We cannot predict whether or when other legislation or new regulations may be enacted, and if enacted, the effect that new legislation, or any implemented regulations and supervisory policies, would have on our financial condition and results of operations. Such developments may further alter the structure, regulation, and competitive relationship among financial institutions, and may subject us to increased regulation, disclosure, and reporting requirements.

(b) Legislation and Regulatory Developments

Legislative and regulatory developments to date, as well as those that come in the future, have had, and are likely to continue to have, an impact on the conduct of our business. Additional legislation, changes in rules promulgated by federal and state bank regulators, or changes in the interpretation, implementation, or enforcement of existing laws and regulations, may directly affect the method of operation and profitability of our business. The profitability of our business may also be affected by laws and regulations that impact the business and financial sectors in general.

In the exercise of their supervisory and examination authority, the regulatory agencies have emphasized corporate governance, stress testing, enterprise risk management and other board responsibilities; anti-money laundering compliance and enhanced high-risk customer due diligence; vendor management; cyber security and fair lending and other consumer compliance obligations.

(c) Capital Adequacy Requirements

Bank holding companies and banks are subject to various regulatory capital requirements administered by state and federal banking regulators. The current capital rules require banking organizations to maintain: (i) a minimum capital ratio of Common Equity Tier 1 to risk-weighted assets of 4.50%; (ii) a minimum capital ratio of Tier 1 capital to risk-weighted assets of 6.00%; (iii) a minimum capital ratio of total capital to risk-weighted assets of 8.00%; and (iv) a minimum leverage ratio of Tier 1 capital to adjusted average consolidated assets of 4.00%. In addition, the current capital rules require a capital conservation buffer of 2.50% above the minimum capital ratios. Banking organizations with capital ratios above the minimum capital ratio but below the capital conservation buffer will face limitation on the payment of dividends, common stock repurchases and discretionary cash payments to executive officers.

Capital adequacy requirements and, additionally for banks, prompt corrective action regulations (See "Prompt Corrective Action Provisions" below), involve quantitative measures of assets, liabilities, and certain off-balance sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators about components, risk weighting, and other factors. The risk-based capital requirements for banking organizations require capital ratios that vary based on the perceived degree of risk associated with an organization's operations for both transactions reported on the balance sheet as assets, such as loans, and those recorded as off-balance sheet items, such as commitments, letters of credit and recourse arrangements. The risk-based capital ratio is determined by classifying assets and certain off-balance sheet financial instruments into weighted categories, with higher levels of capital being required for those categories perceived as representing greater risks and dividing its qualifying capital by its total risk-adjusted assets and off-balance sheet items. Banking organizations engaged in significant trading activity may also be subject to the market risk capital guidelines and be required to incorporate additional market and interest rate risk components into their risk-based capital standards.

At December 31, 2022, the Company and the Bank's total risk-based capital ratios were 14.49% and 13.86%, respectively; Tier 1 risk-based capital ratios were 11.71% and 12.85%, respectively; Common Equity Tier 1 capital ratios were 11.37% and 12.85%, respectively, and the Company's and Bank's Tier 1 leverage capital ratios were 10.07% and 11.07%, respectively, all of which ratios exceeded the minimum percentage requirements for the Bank to be deemed "well-capitalized" and for the Company to meet and exceed all applicable capital ratio requirements for regulatory purposes. The Bank's capital conservation buffer was 5.86% and 6.72%, and the Company's capital conservation buffer was 5.71% and 5.97% as of December 31, 2022 and 2021, respectively. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-Capital Resources." The federal banking regulators may require banks and bank holding companies subject to enforcement actions to maintain capital ratios in excess of the minimum ratios otherwise required to be deemed well capitalized, in which case institutions may no longer be deemed to be well capitalized and may therefore be subject to restrictions on taking brokered deposits.

Bank regulators may also continue their past policies of expecting banks to maintain additional capital beyond the new minimum requirements. The implementation of more stringent requirements to maintain higher levels of capital, or to maintain higher levels of liquid assets, could adversely impact the Company's net income and return on equity, restrict the ability to pay dividends or executive bonuses, and require the raising of additional capital.

Management believes that, as of December 31, 2022, the Company and the Bank met all applicable capital requirements to which they were subject.

(d) Bank Holding Company Regulation

The Company is a bank holding company that is subject to comprehensive supervision, regulation, examination and enforcement by the Federal Reserve.

Bank holding companies and their subsidiaries are subject to significant regulation and restrictions by Federal and State laws and regulatory agencies, which may affect the cost of doing business, and may limit permissible activities and expansion or impact the competitive balance between banks and other financial services providers. Federal and state banking laws and regulations, among other things:

- Require periodic reports and such additional reports of information as the Federal Reserve may require;

- Limit the scope of bank holding companies' activities and investments;

- Require bank holding companies to meet or exceed certain levels of capital (See "Capital Adequacy Requirements" above);

- Require that bank holding companies serve as a source of financial and managerial strength to subsidiary banks and commit resources as necessary to support each subsidiary bank;

- Limit dividends payable to shareholders and restrict the ability of bank holding companies to obtain dividends or other distributions from their subsidiary banks. The Company's ability to pay dividends on both its common and preferred stock is subject to legal and regulatory restrictions. Substantially all of the Company's funds to pay dividends or to pay principal and interest on our debt obligations are derived from dividends paid by the Bank;

- Require a bank holding company to terminate an activity or terminate control of or liquidate or divest certain subsidiaries, affiliates or investments if the Federal Reserve believes the activity or the control of the subsidiary or affiliate constitutes a significant risk to the financial safety, soundness or stability of any bank subsidiary;

- Require the prior approval of senior executive officer or director changes and prohibit golden parachute payments, including change in control agreements, or new employment agreements with such payment terms, which are contingent upon termination if an institution is in "troubled condition;"

- Regulate provisions of certain bank holding company debt, including the authority to impose interest ceilings and reserve requirements on such debt and require prior approval to purchase or redeem securities; and

- Require prior Federal Reserve approval to acquire substantially all the assets of a bank, to acquire more than 5.0% of a class of voting shares of a bank, or to merge with another bank holding company and consider certain competitive, management, financial, anti-money-laundering compliance, potential impact on U.S. financial stability or other factors in granting these approvals, in addition to similar California or other state banking agency approvals which may also be required.

A bank holding company is subject to supervision and examination by the Federal Reserve. Examinations are designed to inform the Federal Reserve of the financial condition and nature of the operations of the bank holding company and its subsidiaries and to monitor compliance with the BHCA and other laws affecting the operations of bank holding companies. To determine whether potential weaknesses in the condition or operations of bank holding companies might pose a risk to the safety and soundness of their subsidiary banks, examinations focus on whether a bank holding company has adequate systems and internal controls in place to manage the risks inherent in its business, including credit risk, interest rate risk, market risk, liquidity risk, operational risk, legal risk and reputation risk. Bank holding companies may be subject to potential enforcement actions by the Federal Reserve for unsafe or unsound practices in conducting their businesses or for violations of any law, rule, regulation or any condition imposed in writing by the Federal Reserve. Enforcement actions may include the issuance of cease-and-desist orders, the imposition of civil money penalties, the requirement to meet and maintain specific capital levels for any capital measure, the issuance of directives to increase capital, formal and informal agreements, or removal and prohibition orders against officers or directors and other institution-affiliated parties. The Company is a bank holding company within the meaning of Section 3700 of the California Financial Code. Therefore, the Company and any of its subsidiaries are subject to examination by, and may be required to file reports with, the DFPI. The DFPI approvals may also be required for certain mergers and acquisitions.

(e) Bank Regulation

The Bank is a California state-chartered commercial bank whose deposits are insured by the FDIC. The FDIC is its primary federal bank regulator and the DFPI is the Bank's primary state bank regulator. The Bank is subject to comprehensive supervision, regulation, examination and enforcement by the FDIC and the DFPI. Specific federal and state laws and regulations which are applicable to banks regulate, among other things, the scope of their business, their investments, their reserves against deposits, the timing of the availability of deposited funds, their activities relating to dividends, investments, loans, the nature and amount of and collateral for certain loans, servicing and foreclosing on loans, borrowings, capital requirements, certain check-clearing activities, branching, and mergers and acquisitions.

Banks are also subject to restrictions on their ability to conduct transactions with affiliates and other related parties. The Federal Reserve Regulation O imposes limitations on loans or extensions of credit to "insiders", including officers, directors, and principal shareholders. The Federal Reserve Act Section 23A and Regulation W impose quantitative limits, qualitative requirements, and collateral requirements on certain transactions with, or for the benefit of, its affiliates. Transactions covered generally include loans, extensions of credit, investments in securities issued by an affiliate, and acquisitions of assets from an affiliate. Section 23B of the Federal Reserve Act and Regulation W require that most types of transactions by a bank with, or for the benefit of, an affiliate be on terms and conditions at least as favorable to the bank as those prevailing for comparable transactions with unaffiliated parties. The Dodd-Frank Wall Street Reform and Consumer Protection Act ("Dodd-Frank") expanded definitions and restrictions on transactions with affiliates and insiders under Sections 23A and 23B, and also lending limits for derivative transactions, repurchase agreements, and securities lending and borrowing transactions.

Pursuant to the Federal Deposit Insurance Act ("FDI Act") and the California Financial Code, California state chartered commercial banks may generally engage in any activity permissible for national banks. Therefore, the Bank may form subsidiaries to engage in the activities commonly conducted by national banks in operating subsidiaries. Further, the Bank may conduct certain "financial" activities permitted under the Gramm Leach Bliley Act of 1999 in a "financial subsidiary" to the same extent as may a national bank, provided the Bank is and remains "well-capitalized," "well-managed" and in satisfactory compliance with the Community Reinvestment Act ("CRA"). The Bank currently has no financial subsidiaries.

(f) Enforcement Authority

The federal and California regulatory structure gives the bank regulatory agencies extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to the classification of assets and the establishment of appropriate loan loss reserves for regulatory purposes. The regulatory agencies have adopted guidelines to assist in identifying and addressing potential safety and soundness concerns before an institution's capital becomes impaired. The guidelines establish operational and managerial standards generally relating to: (1) internal controls, information systems and security, and internal audit systems; (2) loan documentation; (3) credit underwriting; (4) interest-rate exposure; (5) asset growth and asset quality; and (6) compensation, fees, and benefits. Further, the regulatory agencies have adopted safety and soundness guidelines for asset quality and for evaluating and monitoring earnings to ensure that earnings are sufficient for the maintenance of adequate capital and reserves. If, as a result of an examination, the DFPI or FDIC, as applicable, determines that the financial condition, capital resources, asset quality, earnings prospects, management, liquidity, or other aspects of the Bank's operations are unsatisfactory or that the Bank or its management is violating or has violated any law or regulation, the DFPI and the FDIC have residual authority to:

- Require affirmative action to correct any conditions resulting from any violation or practice;

- Direct an increase in capital and the maintenance of higher specific minimum capital ratios, which could preclude the Bank from being deemed well capitalized and restrict its ability to accept certain brokered deposits;

- Restrict the Bank's growth geographically, by products and services, or by mergers and acquisitions, including bidding in FDIC receiverships for failed banks;

- Enter into or issue informal or formal enforcement actions, including required Board resolutions, Matters Requiring Board Attention, written agreements, and consent or cease and desist orders, or prompt corrective action orders to take corrective action and cease unsafe and unsound practices;

- Require the sale of subsidiaries or assets;

- Limit dividend and distributions;

- Require prior approval of senior executive officer or director changes, or remove officers and directors;

- Assess civil monetary penalties; and

- Terminate FDIC insurance, revoke the charter and/or take possession of and close and liquidate the Bank or appoint the FDIC as receiver.

(g) Deposit Insurance

The FDIC is an independent federal agency that insures deposits, up to prescribed statutory limits, of federally insured banks and savings institutions, and safeguards the safety and soundness of the banking and savings industries. The FDIC insures our customer deposits through the DIF up to prescribed limits for each depositor. As a general matter, the maximum deposit insurance amount is $250,000 per depositor, per FDIC-insured bank, per ownership category. The amount of FDIC assessments paid by each DIF member institution is based on its relative risk of default as measured by FDIC modeling, based on regulatory capital and other financial ratios as well as supervisory factors. The FDIC may terminate a depository institution's deposit insurance upon a finding that the institution's financial condition is unsafe or unsound, or that the institution has engaged in unsafe or unsound practices that pose a risk to the DIF or that may prejudice the interest of the bank's depositors. The termination of deposit insurance for a bank would also result in the revocation of the bank's charter by the DFPI.

We are generally unable to control the amount of premiums that we are required to pay for FDIC insurance, which can be affected by the cost of bank failures to the FDIC among other factors. The FDIC adopted a final rule in October 2022 to increase initial base deposit insurance assessment rates by two basis points beginning in the first quarterly assessment period of 2023. Any additional future increases in FDIC insurance premiums may have a material and adverse effect on our earnings and could have a material adverse effect on the value of, or market for, our common stock.

(h) Prompt Corrective Action Provisions

The FDI Act requires the federal bank regulatory agencies to take "prompt corrective action" with respect to a depository institution if that institution does not meet certain capital adequacy requirements, including requiring the prompt submission of an acceptable capital restoration plan. Depending on the bank's capital ratios, the agencies' regulations define five categories in which an insured depository institution will be placed: well-capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized. At each successive lower capital category, an insured bank is subject to more restrictions, including restrictions on the bank's activities, operational practices or the ability to pay dividends. Based upon its capital levels, a bank that is classified as well-capitalized, adequately capitalized or undercapitalized may be treated as though it were in the next lower capital category if the appropriate federal banking agency, after notice and opportunity for hearing, determines that an unsafe or unsound condition, or an unsafe or unsound practice, warrants such treatment.

To be considered well-capitalized under the prompt corrective action standards, the Bank is required to maintain a Common Equity Tier 1 ratio of at least 6.50%, a Tier 1 capital ratio of at least 8.00%, a total capital ratio of at least 10.00%, and a Tier 1 leverage ratio of at least 5.00%.

(i) Dividends

The Company depends in part upon dividends received from the Bank to fund its activities, including the payment of dividends. The Company and the Bank are subject to various federal and state restrictions on their ability to pay dividends. It is the Federal Reserve's policy that bank holding companies should generally pay dividends on common stock only out of income available over the past year, and only if prospective earnings retention is consistent with the organization's expected future needs and financial condition. It is also the Federal Reserve's policy that bank holding companies should not maintain dividend levels that undermine their ability to be a source of strength to its banking subsidiaries. The Federal Reserve also discourages dividend payment ratios that are at maximum allowable levels unless both asset quality and capital are very strong. In addition, the federal bank regulators are authorized to prohibit a bank or bank holding company from engaging in unsafe or unsound banking practices and, depending upon the circumstances, could find that paying a dividend or making a capital distribution would constitute an unsafe or unsound banking practice.

The Bank is a legal entity that is separate and distinct from its holding company. The Company is dependent on the performance of the Bank for funds which may be received as dividends from the Bank for use in the operation of the Company and for the ability of the Company to pay dividends to shareholders. Future cash dividends by the Bank will also depend upon management's assessment of future capital requirements, contractual restrictions, and other factors. The current capital rules may restrict dividends by the Bank if the additional capital conservation buffer is not achieved.

The power of the board of directors of the Bank to declare a cash dividend to the Company is subject to California law, which restricts the amount available for cash dividends to the lesser of a bank's retained earnings or net income for its last three fiscal years (less any distributions to shareholders made during such period). Where the above test is not met, cash dividends may still be paid, with the prior approval of the DFPI, in an amount not exceeding the greatest of: (1) retained earnings of the bank; (2) the net income of the bank for its last fiscal year; or (3) the net income of the bank for its current fiscal year.

(j) Operations and Consumer Compliance Laws

The Bank must comply with numerous federal and state anti-money laundering and consumer protection statutes and implementing regulations, including the USA PATRIOT Act of 2001, the Bank Secrecy Act, the Foreign Account Tax Compliance Act, the CRA, the Fair Credit Reporting Act, as amended by the Fair and Accurate Credit Transactions Act, the Equal Credit Opportunity Act, the Truth in Lending Act, the Fair Housing Act, the Home Mortgage Disclosure Act, the Real Estate Settlement Procedures Act, the National Flood Insurance Act, the California Homeowner Bill of Rights, and various federal and state privacy protection laws. Noncompliance with any of these laws could subject the Bank to compliance enforcement actions as well as lawsuits, and could also result in administrative penalties, including, fines and reimbursements. The Bank and the Company are also subject to federal and state laws prohibiting unfair or fraudulent business practices, untrue or misleading advertising, and unfair competition.

These laws and regulations mandate certain disclosure and reporting requirements, regulate the manner in which financial institutions must deal with customers when taking deposits, making loans, servicing, collecting and foreclosure of loans, and providing other services. Failure to comply with these laws and regulations can subject the Bank to various penalties, including but not limited to enforcement actions, injunctions, fines or criminal penalties, punitive damages to consumers, and the loss of certain contractual rights. The CRA is intended to encourage banks to help meet the credit needs of the communities in which they operate, including low and moderate-income neighborhoods, consistent with safe and sound operations. The bank regulators examine and assign each bank a public CRA rating. The CRA requires the bank regulators to take into account the bank's record in meeting the needs of its communities when considering an application by a bank to establish or relocate a branch or to conduct certain mergers or acquisitions, or an application by the parent holding company to merge with another bank holding company or acquire a banking organization. An unsatisfactory CRA record could substantially delay approval or result in denial of an application. The Bank was rated "Needs to Improve" in meeting community credit needs under the CRA at its most recent examination for CRA performance.

Dodd-Frank provided for the creation of the Consumer Protection Financial Bureau (the "CFPB"), which has broad rulemaking, supervisory and enforcement authority over consumer financial products and services, including deposit products, residential mortgages, home-equity loans and credit cards. The CFPB's functions include investigating consumer complaints, conducting market research, rulemaking, supervising and examining bank consumer transactions, and enforcing rules related to consumer financial products and services. CFPB regulations and guidance apply to banks, and banks with $10 billion or more in assets are subject to examination by the CFPB. Banks with less than $10 billion in assets, including the Bank, continue to be examined for compliance by their primary federal banking agency.

(k) Federal Home Loan Bank System

The Bank is a member and holder of the capital stock of the Federal Home Loan Bank of San Francisco ("FHLBSF"). There are eleven Federal Home Loan Banks (each, an "FHLB") across the U.S. owned by their members. Each FHLB serves as a reserve or central bank for its members within its assigned region and makes available loans or advances to its members. Each FHLB is financed primarily from the sale of consolidated obligations of the FHLB system. Each FHLB makes available loans or advances to its members in compliance with the policies and procedures established by the Board of Directors of the individual FHLB. Each member of FHLBSF is currently required to own stock in an amount equal to the greater of: (i) a membership stock requirement of 1.0% of an institution's "membership asset value" which is determined by multiplying the amount of the member's membership assets by the applicable membership asset factors and is capped at $15.0 million; or (ii) an activity-based stock requirement (2.7% of the member's outstanding advances and 0.10% of outstanding letter of credit). At December 31, 2022, the Bank was in compliance with the FHLBSF's stock ownership requirement, and our investment in FHLBSF capital stock was $16.4 million. As of December 31, 2022, the total borrowing capacity available based on pledged collateral and the remaining available borrowing capacity were $1.54 billion and $1.07 billion, respectively, compared to $1.84 billion and $1.61 billion, respectively, as of December 31, 2021.

(l) Impact of Monetary Policies

The earnings and growth of the Bank are largely dependent on its ability to maintain a favorable differential or spread between the yield on its interest-earning assets and the rates paid on its deposits and other interest-bearing liabilities. As a result, the Bank's performance is influenced by general economic conditions, both domestic and foreign, the monetary and fiscal policies of the federal government, and the policies of the regulatory agencies. The Federal Reserve implements national monetary policies (such as seeking to curb inflation and combat recession) by its open-market operations in U.S. government securities and by varying the discount rate applicable to borrowings by banks from the Federal Reserve Banks. The actions of the Federal Reserve in these areas influence the growth of bank loans, investments, and deposits, and also affect interest rates charged on loans, and deposits. The nature and impact of any future changes in monetary policies cannot be predicted.

(m) Regulation of Non-Bank Subsidiaries

Non-bank subsidiaries are subject to additional or separate regulation and supervision by other state, federal and self-regulatory bodies. Additionally, any foreign-based subsidiaries would also be subject to foreign laws and regulations.

(n) Federal Securities Law

The Company's common stock is registered with the SEC under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company is subject to the information and proxy solicitation requirements, insider trading restrictions and other requirements under the Exchange Act.

(o) The Coronavirus Aid, Relief and Economic Security Act (the "CARES Act")

The CARES Act, which became law on March 27, 2020, provided over $2 trillion to combat the coronavirus (COVID-19) and stimulate the economy. The law had several provisions relevant to depository institutions, including:

- Allowing institutions not to characterize loan modifications relating to the COVID-19 pandemic as a troubled debt restructuring ("TDR") for accounting purposes;

- The ability of a borrower of a federally-backed mortgage loan experiencing financial hardship due to the COVID-19 pandemic, to request forbearance from paying their mortgage for up to 180 days, subject to extension for an additional 180-day period. During that time, no fees, penalties or interest beyond the amounts scheduled or calculated as if the borrower made all contractual payments on time and in full under the mortgage contract could accrue on the borrower's account. Except for vacant or abandoned property, the servicer of a federally-backed mortgage was prohibited from taking any foreclosure action, including any eviction or sale action, for not less than the 60-day period beginning March 18, 2020, which period has subsequently been extended several times by federal mortgage-backing agencies; and

- The ability of a borrower of a multi-family federally-backed mortgage loan that was current as of February 1, 2020, to submit a request for forbearance for up to 30 days, which could be extended for up to two additional 30-day periods upon the request of the borrower. Later extensions were made available, for a total of six months, for certain federally-backed multi-family mortgage loans. During the time of the forbearance, the multi-family borrower could not evict or initiate the eviction of a tenant or charge any late fees, penalties or other charges to a tenant for late payment of rent. Additionally, a multi-family borrower that received a forbearance could not require a tenant to vacate a dwelling unit before a date that is 30 days after the date on which the borrower provided the tenant notice to vacate and may not issue a notice to vacate until after the expiration of the forbearance.

(p) The Paycheck Protection Program

The Paycheck Protection Program ("PPP"), established as part of the CARES Act, provided 100% federally guaranteed (principal and interest) loans to eligible small businesses though the SBA 7(a) loan guaranty program for amounts up to 2.5 times the average monthly "payroll costs" of the business. The entire principal amount of the borrower's PPP loan, including any accrued interest, is eligible for PPP loan forgiveness so long as, during the applicable loan forgiveness covered period, employee and compensation levels of the business are maintained and 60% of the loan proceeds are used for payroll expenses, with the remaining 40% of the loan proceeds used for other qualifying expenses including, but not limited to, mortgage interest, rent and utilities. The initial phase of the PPP, after being extended multiple times by Congress, expired on August 8, 2020. However, on January 11, 2021, the SBA reopened the PPP for First Draw PPP loans to small businesses and non-profit organizations that did not receive a loan through the initial PPP phase. Further, on January 13, 2021, the SBA reopened the PPP for Second Draw PPP loans to small businesses and non-profit organizations that did receive a loan through the initial PPP phase. Maximum loan amounts were also increased for accommodation and food service businesses. Although the PPP ended in accordance with its terms on May 31, 2021, outstanding PPP loans continue to go through the process of either obtaining forgiveness from the SBA or pursuing claims under the SBA guaranty.

(q) Board Diversity

The California Corporations Code requires all public companies (defined as companies with outstanding shares listed on a major United States stock exchange) that are headquartered in California to have at least three female directors (assuming a board size of at least six directors) and at least three directors from an underrepresented community, defined as "an individual who self identifies as Black, African American, Hispanic, Latino, Asian, Pacific Islander, Native American, Native Hawaiian, or Alaska Native, or who self identifies as gay, lesbian, bisexual, or transgender" by the end of calendar year 2022 (assuming the board size of at least nine directors). Two Los Angeles Superior Courts have struck down these California board diversity laws as unconstitutional and enjoined implementation and enforcement of the legislation. The California Secretary of State has appealed these decisions. Nonetheless, the Company was in compliance with these requirements as of December 31, 2022.

In August 2021, the SEC approved a new Nasdaq Stock Market listing rule that would require each company (1) to have at least one director who self-identifies as a female, and (2) to have at least one director who self-identifies as Black or African American, Hispanic or Latino, Asian, Native American or Alaska Native, Native Hawaiian or Pacific Islander, two or more races or ethnicities, or as LGBTQ+, or (3) to explain why the company does not have at least two directors on its board who self-identify in the categories listed above. The rule also requires Nasdaq-listed companies to provide statistical information in a proposed uniform format on the company's board of directors related to a director's self-identified gender, race, and self-identification as LGBTQ+. Each Nasdaq-listed company would have one year from the date the SEC approves the Nasdaq rule to comply with requirement for statistical information regarding diversity. Nasdaq-listed companies would have two years from the date the SEC approves the Nasdaq rule to have, or explain why it does not have, one diverse director and four years after the SEC approves the Nasdaq rule to have, or explain why it does not have, two diverse directors.

Item 1A. Risk Factors

You should carefully consider the risks and uncertainties described below, together with the information included elsewhere in this Report and other documents we file with the SEC. The following risks and uncertainties described below are those that we have identified as material. Events or circumstances arising from one or more of these risks could adversely affect our business, financial condition, operating results and prospects and the price of our common stock could decline. The risks identified below are not intended to be a comprehensive list of all risks we face. Additional risks and uncertainties not presently known to us, or that we may currently view as not material, may also adversely impact our financial condition, business operations and results of operations.

Risks Related to the COVID-19 Pandemic

The economic impact of the COVID-19 pandemic could adversely affect our financial condition and results of operations. The economic impact of the COVID-19 pandemic has and may in the future adversely affect our financial condition and results of operations. Given its ongoing and dynamic nature, it is difficult to predict the full impact of the COVID-19 pandemic on our business. The extent of such impact will depend on future developments, which are highly uncertain, including the arrival of new variants and when the coronavirus can be controlled and abated. Further, any prolonged measures by public health or other governmental authorities encouraging or requiring significant restrictions on travel, assembly or other core business practices would further harm our business and that of our customers. As the result of the COVID-19 pandemic, any governmental actions taken in response thereto and any potential related adverse local and national economic consequences, we could be subject a number of risks that could have a material adverse effect on our business, financial condition, liquidity, and results of operations.

Risks Related to our Lending Activities

Our concentrations of loans in certain industries could have adverse effects on credit quality. As of December 31, 2022, the Bank's loan portfolio included loans to: (i) lessors of non-residential buildings of $1.78 billion, or 29.8% of total loans; (ii) borrowers in the hospitality industry of $700.4 million, or 11.7% of total loans; and (iii) borrowers in the retail industry of $299.8 million, or 5.0% of total loans. Because of these concentrations of loans in specific industries, a deterioration within these industries, especially those that have been particularly adversely impacted by the COVID pandemic, could affect the ability of borrowers, guarantors and related parties to perform in accordance with the terms of their loans, which could have material and adverse consequences on our financial condition and results of operations.

Our emphasis on commercial lending may expose us to increased lending risks. At December 31, 2022, $4.53 billion, or 75.9%, of total loans consisted of commercial real estate and commercial and industrial loans. These portfolios have grown in recent years and the Bank intends to continue to emphasize these types of lending. These types of loans may expose a lender to greater risk of non-payment and loss than residential real estate loans because repayment of the loans often depends on the successful operation of the property or the borrower's business and the income stream of the borrowers. Such loans typically involve larger loan balances to single borrowers or groups of related borrowers compared to residential real estate loans. These loans expose us to greater credit risk than loans secured by residential real estate because the collateral securing these loans typically cannot be liquidated as easily as residential real estate. If we foreclose on these loans, our holding period for the collateral typically is longer than for a single or multi-family residential property because there are fewer potential purchasers of the collateral. Commercial and industrial loans are typically affected by the borrowers' ability to repay the loans from the cash flows of their businesses. These loans may involve greater risk because the availability of funds to repay each loan depends substantially on the success of the business itself. The collateral securing the loans and leases often depreciates over time, is difficult to appraise and liquidate and fluctuates in value based on the success of the business.

Our focus on lending to small to mid-sized community-based businesses may increase our credit risk. Most of our commercial business and commercial real estate loans are made to small- or middle-market businesses. These businesses generally have fewer financial resources in terms of capital or borrowing capacity than larger entities and have a heightened vulnerability to economic conditions. If general economic conditions in the markets in which we operate negatively impact this customer sector, our results of operations and financial condition may be adversely affected. Furthermore, the deterioration of our borrowers' businesses may hinder their ability to repay their loans with us, which could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

Our loan portfolio is predominantly secured by real estate and thus we have a higher degree of risk from a downturn in our real estate markets, especially a downturn in the Southern California real estate market. A downturn in the real estate markets could hurt our business because many of our loans are secured by real estate, predominantly in California. Real estate values and real estate markets are generally affected by changes in national, regional or local economic conditions, fluctuations in interest rates and the availability of loans to potential purchasers, changes in tax laws and other governmental statutes, regulations and policies, and acts of nature, such as earthquakes and natural disasters and pandemics. Further, a return of recessionary conditions and/or negative developments in the domestic and international credit markets may significantly affect the markets in which we do business, the value of our loans, investments, and collateral securing our loans and classified assets, reduce the demand for our products and services, and/or our ongoing operations, costs and profitability. If real estate values decline, the value of real estate collateral securing our loans could be significantly reduced. Our ability to recover on defaulted loans by foreclosing and selling the real estate collateral would then be diminished, and we would be more likely to suffer material losses on defaulted loans.

We are exposed to risk of environmental liabilities with respect to properties to which we take title. In the course of our business, we may foreclose and take title to real estate, and could be subject to environmental liabilities with respect to these properties. We may be held liable to a governmental entity or to third parties for property damage, personal injury or investigation and clean-up costs incurred by these parties in connection with environmental contamination or the release of hazardous or toxic substances at a property. The costs associated with investigation or remediation activities could be substantial. In addition, if we are the owner or former owner of a contaminated site, we may be subject to claims by third parties based on damages and costs resulting from environmental contamination emanating from the property. In addition, future laws or more stringent interpretations or enforcement policies with respect to existing laws may increase our exposure to environmental liability. Although we have policies and procedures to perform an environmental review before initiating any foreclosure on nonresidential real property, these reviews may not be sufficient to detect all potential environmental hazards. If we become subject to significant environmental liabilities, our business, financial condition, results of operations and prospects could be materially and adversely affected.

Risks Related to Local and International Economic Conditions

Inflation can have an adverse impact on our business and on our customers. Inflation risk is the risk that the value of assets or income from investments will be worth less in the future as inflation decreases the value of money. Over the past year, in response to market indicators of a pronounced rise in inflation, the Federal Reserve has raised certain benchmark interest rates to combat inflation. As discussed below under "—Risks Related to Market Interest Rates— Our earnings are affected by changing interest rates," as inflation increases and market interest rates rise the value of our investment securities, particularly those with longer maturities, would decrease, although this effect can be less pronounced for floating rate instruments. In addition, inflation generally increases the cost of goods and services we use in our business operations, such as electricity and other utilities, which increases our non-interest expenses. Furthermore, our customers are also affected by inflation and the rising costs of goods and services used in their households and businesses, which could have a negative impact on their ability to repay their loans with us. Sustained higher interest rates by the Federal Reserve to tame persistent inflationary price pressures could also push down asset prices and weaken economic activity. A deterioration in economic conditions in the United States and our markets could result in an increase in loan delinquencies and non-performing assets, decreases in loan collateral values and a decrease in demand for our products and services, all of which, in turn, would adversely affect our business, financial condition and results of operations.

Deteriorating business and economic conditions can adversely affect our industry and business. Our financial performance generally, and the ability of borrowers to make payments on outstanding loans and the value of the collateral securing those loans, is highly dependent upon the business and economic conditions in the markets in which we operate and in the United States as a whole. A return of recessionary conditions and/or negative developments in the domestic and international credit markets may significantly affect the markets in which we do business, the value of our loans, investments, and collateral securing our loans and classified assets, reduce the demand for our products and services, and/or our ongoing operations, costs and profitability. In addition, rising geopolitical risks nationally and abroad may adversely impact the economy and financial markets in the United States. These economic pressures may adversely affect our business, financial condition, results of operations, and stock price. In particular, we may face the following risks in connection with deterioration in economic conditions:

- Problem assets and foreclosures may increase;

- Our allowance for credit losses may increase;

- Demand for our products and services may decline;

- Low cost or non-interest-bearing deposits may decrease;

- Inflation may accelerate, which may increase our operating costs and also may increase real estate costs and lower customer buying power, thereby reducing loan demand;

- The value of our securities portfolio may decrease; and

- Collateral for loans made by us, especially real estate, may decline in value.

Our banking operations are concentrated primarily in California, Illinois, Texas and New York. Adverse economic conditions in these states in particular could impair borrowers' ability to repay their loans, decrease the level and duration of deposits by customers, and erode the value of loan collateral. Adverse economic conditions can potentially cause a decline in real estate sales and prices, the recurrence of an economic recession, and higher rates of unemployment. These conditions could increase the amount of our non-performing assets and have an adverse effect on our ability to collect on our non-performing loans or otherwise liquidate our non-performing assets (including other real estate owned) on terms favorable to us, if at all, any of which may cause us to incur losses, adversely affect our capital, and hurt our business.

Further, a U.S. government debt default would have a material adverse impact on our business and financial performance, including a decrease in the value of Treasury bonds and other government securities held by us, which could negatively impact the Bank's capital position and its ability to meet regulatory requirements. Other negative impacts could be volatile capital markets, an adverse impact on the U.S. economy and the U.S. dollar, as well as increased default rates among borrowers in light of increased economic uncertainty. Some of these impacts might occur even in the absence of an actual default but as a consequence of extended political negotiations around the threat of such a default and a government shutdown.

Our Southern California concentration means economic conditions in Southern California could adversely affect our operations. Though the Bank's operations have expanded outside of our original Southern California focus, the majority of our loan and deposit concentration is still primarily in Los Angeles County and Orange County in Southern California. Because of this geographic concentration, our results depend largely upon economic conditions in these areas. A deterioration in the economic conditions or a significant natural disaster, pandemics or disease in these market areas, could have a material adverse effect on the quality of the Bank's loan portfolio, the demand for our products and services, and on our overall financial condition and results of operations.

Changing conditions in South Korea could adversely affect our business. A substantial number of our customers have economic and cultural ties to South Korea and, as a result, we are likely to feel the effects of adverse economic and political conditions in South Korea. U.S. and global economic policies, political or political tension, and global economic conditions may adversely impact the South Korean economy.

Management closely monitors our exposure to the South Korean economy and, to date, we have not experienced any significant loss attributable to our exposure to South Korea. Nevertheless, our efforts to minimize exposure to downturns in the South Korean economy may not be successful in the future, and a significant downturn in the South Korean economy could have a material adverse effect on our financial condition and results of operations. If economic conditions in South Korea change, we could experience an outflow of deposits from our customers with connections to South Korea, which could have a material adverse effect on our financial condition and results of operations.

Risk Related to Laws and Regulation and Their Enforcement

Our Needs to Improve rating under The Community Reinvestment Act may restrict our operations and limit our ability to pursue certain strategic opportunities. On July 21, 2021, the Bank received a CRA rating from the FDIC of "Needs to Improve" for the period March 29, 2018 to May 3, 2021. A "Needs to Improve" rating results in restrictions on certain expansionary activities, including certain mergers and acquisitions and the establishment and relocation of bank branches. The rating will also result in a loss of expedited processing of applications to undertake certain activities. A "Needs to Improve" rating could have an impact on the Bank's relationships with certain states, counties, municipalities or other public agencies to the extent applicable law, regulation or policy limits, restricts or influences whether such entity may do business with a bank that has a below "Satisfactory" rating.

These restrictions, among others, will remain in place at least until the Bank's next CRA rating is publicly released by the FDIC. The Bank's next CRA examination is scheduled for the second quarter of 2023.

Changes in laws and regulations and the cost of regulatory compliance with new laws and regulations may adversely affect our operations and/or increase our costs of operations. We are subject to extensive regulation, supervision and examination by our banking regulators. Such regulation and supervision govern the activities in which a financial institution and its holding company may engage and are intended primarily for the protection of insurance funds and the depositors and borrowers of Hanmi Bank rather than for the protection of our stockholders. Regulatory authorities have extensive discretion in their supervisory and enforcement activities, including the ability to impose restrictions on our operations, comment on the classification of our assets, and determine the level of our allowance for credit losses. These regulations, along with the currently existing tax, accounting, securities, deposit insurance and monetary laws, rules, standards, policies, and interpretations, control the ways financial institutions conduct business, implement strategic initiatives, and prepare financial reporting and disclosures. Changes in such regulation and oversight, whether in the form of regulatory policy, new regulations, legislation or supervisory action, may have a material impact on our operations. Further, compliance with such regulation may increase our costs and limit our ability to pursue business opportunities.

Additional requirements imposed by Dodd-Frank and other regulations, including additional requirements imposed by the CFPB, could adversely affect us. Dodd-Frank and related regulations subject us and other financial institutions to more restrictions, oversight, reporting obligations and costs. In addition, this increased regulation of the financial services industry places restrictions on compensation practices and interest rates for customers. Federal and state regulatory agencies also frequently adopt changes to their regulations or change the manner in which existing regulations are applied.

Dodd-Frank created the CFPB, which is tasked with establishing and implementing rules and regulations under certain federal consumer protection laws with respect to the conduct of providers of certain consumer financial products and services. The CFPB has rulemaking authority over many of the statutes governing products and services offered to bank consumers.

Current and future legal and regulatory requirements, restrictions and regulations, including those imposed under Dodd-Frank, may adversely impact our business, financial condition, and results of operations, may require us to invest significant management attention and resources to evaluate and make any changes required by the legislation and accompanying rules. If we fail to comply with applicable consumer rules and regulations, we may be subject to adverse enforcement actions, fines or penalties.

We face a risk of noncompliance and enforcement action with the Bank Secrecy Act and other anti-money laundering statutes and regulations. The Bank Secrecy Act, the USA PATRIOT Act of 2001, and other laws and regulations require financial institutions, among other duties, to institute and maintain an effective anti-money laundering program and file suspicious activity and currency transaction reports as appropriate. The federal Financial Crimes Enforcement Network is authorized to impose significant civil money penalties for violations of those requirements and has engaged in coordinated enforcement efforts with the individual federal banking regulators, as well as the U.S. Department of Justice, Drug Enforcement Administration, and Internal Revenue Service. We are also subject to increased scrutiny of our compliance with the rules enforced by the Office of Foreign Assets Control and compliance with the Foreign Corrupt Practices Act. If our policies, procedures and systems are deemed deficient, we could be subject to liability, including fines and regulatory actions, which may include restrictions on our ability to pay dividends and to obtain regulatory approvals to proceed with certain transactions, including conducting acquisitions or establishing new branches. Failure to maintain and implement adequate programs to combat money laundering and terrorist financing could also have serious reputational consequences for us.

Future changes to the FDIC assessment rate could adversely affect our earnings. The amount of premiums that we are required to pay for FDIC insurance is generally beyond our control. If there are additional bank or financial institution failures, if our risk classification changes, or the method for calculating premiums change, this may impact assessment rates, which may have a material and adverse effect on our earnings.

Risks Related to Our Operations

Liquidity risk could impair our ability to fund operations and jeopardize our financial condition. Liquidity is essential to our business. An inability to raise funds through deposits, including brokered deposits, borrowings, the sale of loans, and other sources, could have a material adverse effect on our liquidity. Our access to funding sources in amounts adequate to finance our activities could be impaired by factors that affect us specifically or the financial services industry in general. Factors that could detrimentally impact our access to liquidity sources include a decrease in the level of our business activity due to a market downturn or adverse regulatory action against us. Furthermore, if certain funding sources become unavailable, we may need to seek alternatives at higher costs, which would negatively impact our results of operations.

Our ability to acquire deposits or borrow could also be impaired by factors that are not specific to us, such as a severe disruption of the financial markets or negative views and expectations about the prospects for the financial services industry as a whole.

The soundness of other financial institutions could adversely affect us. Financial services institutions are interrelated as a result of trading, clearing, counterparty or other relationships. We have exposure to many different industries and counterparties, and we routinely execute transactions with counterparties in the financial industry, including brokers and dealers, commercial banks, investment banks, mutual and hedge funds, and other institutional clients. Many of these transactions expose us to credit risk in the event of default of our counterparty or client. In addition, our credit risk may be exacerbated when the collateral held by us cannot be obtained or is liquidated at prices not sufficient to recover the full amount of the financial instrument exposure due us. Any such losses could have a material adverse effect on our financial condition and results of operations.

A failure in or breach of our operational or security systems or infrastructure, including as a result of cyber-attacks or data breaches, could disrupt our businesses, result in the disclosure or misuse of confidential or proprietary information, damage our reputation, increase our costs and/or cause losses. As a financial institution, we depend on our ability to process, record and monitor a large number of customer transactions. As our customer base and locations have expanded throughout the U.S., and as customer, public, legislative and regulatory expectations regarding operational and information security have increased, our operational systems and infrastructure must continue to be safeguarded and monitored for potential failures, disruptions and breakdowns.

Our business, financial, accounting, data processing and other operating systems and facilities may stop operating properly or become disabled or damaged as a result of a number of factors, including events that are wholly or partially beyond our control. For example, there could be: sudden increases in customer transaction volume; electrical or telecommunications outages; degradation or loss of public internet domain; climate change-related impacts and natural disasters such as earthquakes, tornados, and hurricanes; pandemics; events arising from local or larger scale political or social matters, including terrorist acts; building emergencies such as water leakage, fires and structural issues; and cyber-attacks. Although we have business continuity plans and other safeguards in place, our business operations may be adversely affected by significant and widespread disruption to our physical infrastructure or operating systems that support our businesses and customers.

As a financial institution, we are susceptible to information security breaches and cybersecurity-related incidents that may be committed against us, our clients or our vendors, which may result in financial losses or increased costs to us, our clients or our vendors, disclosure or misuse of our information or our client or vendor information, misappropriation of assets, privacy breaches against our clients or our vendors, litigation or damage to our reputation. Information security breaches and cybersecurity-related incidents may include fraudulent or unauthorized access to systems used by us, our clients or our vendors, attacks resulting in denial or degradation of service, and malware or other cyber-attacks. We also may become subject to governmental enforcement actions or litigation in the event we do not comply with data privacy requirements or experience a data breach.

Our business relies on our digital technologies, computer and email systems, software, and networks to conduct our operations. In addition, to access our products and services, our customers may use personal smart-phones, tablet PCs, and other mobile devices that are beyond our control systems. Although we believe we have strong information security procedures and controls, our technologies, systems, networks, and our customers' devices may become the target of cyber-attacks or information security breaches that could result in the unauthorized release, gathering, monitoring, misuse, loss or destruction of the Bank's or our customers' confidential, proprietary and other information, or otherwise disrupt the Bank's or its customers' or other third parties' business operations.

Our risk and exposure to cyber-attacks or other information security breaches remains heightened because of, among other things, the evolving nature of these threats, our plans to continue to enhance our internet banking and mobile banking channel strategies and our expanded geographic footprint. There continues to be a rise in security breaches and cyber-attacks within the financial services industry, especially in the commercial banking sector. Consistent with industry trends, we are exposed to an increase in attempted security breaches and cybersecurity-related attacks. As cyber threats continue to evolve, we may be required to expend significant additional resources to continue to modify or enhance our protective measures or to investigate and remediate any information security vulnerabilities.

Disruptions or failures in the physical infrastructure or operating systems that support our businesses, customers or third parties, or cyber-attacks or security breaches of the networks, systems or devices that our customers or third parties use to access our products and services could result in customer attrition, financial losses, the inability of our customers or vendors to transact business with us, violations of applicable privacy and other laws, regulatory fines, penalties or intervention, reputational damage, reimbursement or other compensation costs, and/or additional compliance costs, any of which could materially adversely affect our results of operations or financial condition.

The failure to maintain current technologies and the costs to update technology could negatively impact our business and financial results. Our future success depends, in part, on our ability to effectively embrace technology to better serve customers and reduce costs. We may be required to expand additional resources to employ this technology. Failure to keep pace with technological change could potentially have an adverse effect on our business operations and financial condition and results of operations.

We may not be able to successfully implement future information technology system enhancements, which could adversely affect our business operations and profitability. We invest significant resources in information technology system enhancements to improve functionality and security. We may not be able to successfully implement and integrate future system enhancements, which could adversely impact our ability to provide timely and accurate financial information in compliance with legal and regulatory requirements, which could result in enforcement actions from regulatory authorities. In addition, future system enhancements could have higher than expected costs and/or result in operating inefficiencies.

Failure to properly utilize system enhancements that are implemented in the future could result in impairment charges that adversely impact our financial condition and results of operations and could result in significant costs to remediate or replace the defective components. In addition, we may incur significant training, licensing, maintenance, consulting and amortization expenses during and after systems implementations, and any such costs may continue for an extended period of time.

We rely on third party vendors and other service providers, which could expose us to additional risk. We face additional risk of failure in or breach of operational or security systems or infrastructure related to our reliance on third party vendors and other service providers. Third parties with which we do business or that facilitate our business activities or vendors that provide services or security solutions for our operations, particularly those that are cloud-based, could be sources of operational and information security risk to us, including from breakdowns or failures of their own systems or capacity constraints. We are subject to operational risks relating to such third parties' technology and information systems. The continued efficacy of our technology and information systems, related operational infrastructure and relationships with third party vendors in our ongoing operations is integral to our performance. Failure of any of these resources, including operational or systems failures, interruptions of client service operations and ineffectiveness of or interruption in third party data processing or other vendor support, may cause material disruptions in our business, impairment of customer relations and exposure to liability for our customers, as well as action by bank regulatory authorities. In addition, a number of our vendors are large national entities, and their services could prove difficult to replace in a timely manner if a failure or other service interruption were to occur. Failures of certain vendors to provide contracted services could adversely affect our ability to deliver products and services to our customers and cause us to incur significant expense.

Fraudulent activity could damage our reputation, disrupt our businesses, increase our costs and cause losses. We are susceptible to fraudulent activity that may be committed against us, our clients or our vendors, which may result in damage to our reputation, financial losses or increased costs to us or our clients or vendors, disclosure or misuse of our information or our client or vendor information, misappropriation of assets, privacy breaches against our clients or vendors or litigation. Such fraudulent activity may take many forms, including check fraud (counterfeit, forgery, etc.), electronic fraud, wire fraud, phishing, social engineering and other dishonest acts. The occurrence of fraudulent activity could have a material adverse effect on our business, financial condition and results of operations.

We are dependent on key personnel and the loss of one or more of those key personnel may materially and adversely affect our prospects. Our success depends in large part on our ability to attract key people who are qualified and have knowledge and experience in the banking industry in our markets and to retain those people to successfully implement our business objectives. Competition for qualified employees and personnel in the banking industry is intense, particularly for qualified persons with knowledge of, and experience in, our banking space. The process of recruiting personnel with the combination of skills and attributes required to carry out our strategies is often lengthy. Our success depends to a significant degree upon our ability to attract and retain qualified management, loan origination, finance, administrative, compliance, marketing and technical personnel and upon the continued contributions of our management and employees. The unexpected loss of services of one or more of our key personnel or failure to attract or retain such employees could have a material adverse effect on our financial condition and results of operations.

If we fail to maintain an effective system of internal controls and disclosure controls and procedures, we may not be able to accurately report our financial results or prevent fraud. Effective internal controls and disclosure controls and procedures are necessary for us to provide reliable financial reports and disclosures to stockholders, to prevent fraud and to operate successfully as a public company. If we cannot provide reliable financial reports and disclosures or prevent fraud, our business may be adversely affected and our reputation and operating results would be harmed. Any failure to develop or maintain effective internal controls and disclosure controls and procedures or difficulties encountered in their implementation may also result in regulatory enforcement action against us, adversely affect our operating results or cause us to fail to meet our reporting obligations.

Risks Related to Accounting Matters

Our allowance for credit losses may not be adequate to cover actual losses. Current U.S. generally accepted accounting principles ("GAAP") requires credit loss recognition using a methodology that estimates current expected credit losses for the life of the loan and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates.

A significant source of risk arises from the possibility that we could sustain losses because borrowers, guarantors and related parties may fail to perform in accordance with the terms of their loans. The underwriting and credit monitoring policies and procedures that we have adopted to address these risks may not prevent unexpected losses that could have a material adverse effect on our business, financial condition, results of operations and cash flows. We maintain an allowance for credit losses to provide for losses resulting from loan defaults and non-performance. The allowance is increased for new loan growth. We also make various assumptions and judgments about the collectability of loans in our portfolio, including the creditworthiness of borrowers, the strength of the economy and the value of the real estate and other assets serving as collateral for the repayment of loans. In determining the adequacy of the allowance for credit losses, we rely on our experience and our evaluation of economic conditions. If our assumptions prove to be incorrect, our allowance for credit losses may not be sufficient to cover losses inherent in our loan portfolio, and adjustments may be necessary to address different economic conditions or adverse developments in the loan portfolio. Consequently, a problem with one or more loans could require us to significantly increase our provision for credit losses. In addition, the DFPI and the FDIC review our allowance for credit losses and as a result of such reviews, they may require us to adjust our allowance for credit losses or recognize loan charge-offs. Material additions to the allowance would materially decrease our net income.

Changes in accounting standards may affect how we record and report our financial condition and results of operations. Our accounting policies and methods are fundamental to how we record and report our financial condition and results of operations. From time to time, the Financial Accounting Standards Board ("FASB") and SEC change the financial accounting and reporting standards that govern the preparation of our financial statements. Further, changes in accounting standards can be both difficult to predict and may involve judgment and discretion in their interpretation and implementation by us and our independent accounting firm. These changes could materially impact, potentially retroactively, how we report our financial condition and results of operations.

Risks Related to Market Interest Rates

The reversal of the historically low interest rate environment may adversely affect our net interest income and profitability. The Federal Reserve decreased benchmark interest rates significantly, to near zero, in response to the COVID-19 pandemic. The Federal Reserve has reversed its policy of near zero interest rates given its concerns over inflation. Market interest rates have risen in response to the Federal Reserve's recent rate increases. As discussed below, the increase in market interest rates is expected to have an adverse effect on our net interest income and profitability.

Our earnings are affected by changing interest rates. Our profitability is dependent to a large extent on our net interest income. Like most financial institutions, we are affected by changes in general interest rate levels and by other economic factors beyond our control. Although we believe we have implemented strategies to reduce the potential effects of changes in interest rates on our results of operations, any substantial and prolonged change in market interest rates could adversely affect our operating results.

Net interest income may decline in a particular period if:

- in a declining interest rate environment, more interest-earning assets than interest-bearing liabilities re-price or mature, or

- in a rising interest rate environment, more interest-bearing liabilities than interest-earning assets re-price or mature, which would be expected to compress our interest rate spread and have a negative effect on our profitability.

Our net interest income may decline based on our exposure to a difference in short-term and long-term interest rates. If the difference between the short-term and long-term interest rates shrinks or disappears, the difference between rates paid on deposits and received on loans could narrow significantly resulting in a decrease in net interest income. In addition to these factors, if market interest rates rise rapidly, interest rate adjustment caps may limit increases in the interest rates on adjustable-rate loans, thus reducing our net interest income. Also, certain adjustable-rate loans re-price based on lagging interest rate indices. This lagging effect may also negatively impact our net interest income when general interest rates continue to rise periodically. Increasing interest rates may also reduce the fair value of our fixed-rate available-for-sale investment securities negatively impacting shareholders' equity. During the year ended December 31, 2022, we incurred other comprehensive losses of $113.1 million related to net changes in unrealized holding losses in our available-for-sale investment securities portfolio.

Any substantial, unexpected or prolonged change in market interest rates could have a material adverse effect on our financial condition, liquidity and results of operations. While we pursue an asset/liability strategy designed to mitigate our risk from changes in interest rates, changes in interest rates can still have a material adverse effect on our financial condition and results of operations. Changes in interest rates also may negatively affect our ability to originate real estate loans, the value of our assets and our ability to realize gains from the sale of our assets, all of which affects our earnings. Also, our interest rate risk modeling techniques and assumptions cannot fully predict or capture the impact of actual interest rate changes on our balance sheet or projected operating results.

Risks Related to Competitive Matters

Competition may adversely affect our performance. The banking and financial services businesses in our market areas are highly competitive. We face competition in attracting deposits, making loans, and attracting and retaining employees, particularly in the Korean-American community. Price competition for loans and deposits sometimes requires us to charge lower interest rates on our loans and pay higher interest rates on our deposits, which may reduce our net interest income. Many of our competitors have substantially greater resources and lending limits than we have and may offer services that we do not provide. The greater resources and broader offering of deposit and loan products of some of our competitors may also limit our ability to increase our interest-earning assets. The increasingly competitive environment is a result of changes in regulation, changes in technology and product delivery systems, new competitors in the market, and the pace of consolidation among financial services providers. Our results in the future may be materially and adversely impacted depending upon the nature and level of competition.

Risks Related to Tax Matters

If our deferred tax assets are determined not to be recoverable, it would negatively impact our earnings. Deferred tax assets are evaluated on a quarterly basis to determine if they are expected to be recoverable in the future. Our evaluation considers positive and negative evidence to assess whether it is more likely than not that a portion of the asset will not be realized. Future negative operating performance or other negative evidence may result in a valuation allowance being recorded against some or the entire amount.

Changes to tax regulations could negatively impact our earnings. Our future earnings could be negatively impacted by changes in tax laws, including changing tax rates and limiting, phasing-out or eliminating deductions or tax credits, taxing certain excess income from intellectual property and changing other tax laws in the U.S.

Other Risks Related to Our Business

Uncertainty surrounding the future of LIBOR (London Interbank Offer Rate) may affect the fair value and return on our financial instruments that use LIBOR as a reference rate. We hold assets, liabilities, and derivatives that are indexed to the various tenors of LIBOR. LIBOR will not be supported in its current form after June 2023. We believe the U.S. financial sector will maintain an orderly and smooth transition to new interest rate benchmarks, which we will evaluate and adopt if appropriate. Additionally, banking regulators have stated that the failure to adequately prepare for LIBOR's discontinuance could undermine financial stability and an institution's safety and soundness and create litigation, operational, and consumer protection risks. While in the U.S., the Alternative Rates Reference Committee of the Board of Governors of the Federal Reserve System and Federal Reserve Bank of New York have identified the Secured Overnight Financing Rate ("SOFR") as an alternative U.S. dollar reference interest rate, it is too early to predict the financial impact this rate index replacement may have, if at all.

We are exposed to the risks of natural disasters and global market disruptions. A significant portion of our operations is concentrated in Southern California, which is in an earthquake-prone region. A major earthquake may result in material loss to us. A significant percentage of our loans are secured by real estate. Many of our borrowers may suffer property damage, experience interruption of their businesses or lose their jobs after an earthquake. Those borrowers might not be able to repay their loans, and the collateral for such loans may decline significantly in value. We are vulnerable to losses if an earthquake, fire, flood or other natural catastrophe occurs in Southern California.

Additionally, global markets may be adversely affected by natural disasters, the emergence of widespread health emergencies or pandemics, cyber-attacks or campaigns, military conflict, terrorism or other geopolitical events. Also, any sudden or prolonged market downturn in the U.S. or abroad, as a result of the above factors or otherwise could result in a decline in revenue and adversely affect our results of operations and financial condition, including capital and liquidity levels.

Risks Relating to Ownership of Our Common Stock

The Bank could be restricted from paying dividends to us, its sole shareholder, and, thus, we would be restricted from paying dividends to our stockholders in the future. The primary source of our income from which we pay our obligations and distribute dividends to our stockholders is from the receipt of dividends from the Bank. The availability of dividends from the Bank is limited by various statutes and regulations. As of January 1, 2023, the Bank had the ability to pay $166.1 million of dividends without the prior approval of the Commissioner of the DFPI.

The price of our common stock may be volatile or may decline. The trading price of our common stock may fluctuate significantly due to a number of factors, many of which are outside our control. In addition, the stock market is subject to fluctuations. These broad market fluctuations could adversely affect the market price of our common stock. Among the factors that could affect our stock price are:

- actual or anticipated fluctuations in our operating results and financial condition;
- changes in revenue or earnings estimates or publication of research reports and recommendations by financial analysts;
- failure to meet analysts' revenue or earnings estimates;
- speculation in the press or investment community;
- strategic actions by us or our competitors, such as acquisitions or restructurings;
- general market conditions and, in particular, developments related to market conditions for the financial services industry;
- inflation and changes in interest rates;
- proposed or adopted legislative, regulatory or accounting changes or developments;
- anticipated or pending investigations, proceedings or litigation that involve or affect us; or
- domestic and international economic factors unrelated to our performance.

The stock market and, in particular, the market for financial institution stocks, has experienced significant volatility. The trading price of the shares of our common stock will depend on many factors, which may change from time to time, including, without limitation, our financial condition, performance, creditworthiness and prospects, future sales of our equity securities, and other factors identified above in the section captioned "Cautionary Note Regarding Forward-Looking Statements." A significant decline in our stock price could result in substantial losses for individual stockholders and could lead to costly and disruptive securities litigation and potential delisting from Nasdaq.

Your share ownership may be diluted by the issuance of additional shares of our common stock in the future. Your share ownership may be diluted by the issuance of additional shares of our common stock in the future. We may decide to raise additional funds for many reasons, including in response to regulatory or other requirements, to meet our liquidity and capital needs, to finance our operations and business strategy or for other reasons. If we raise funds, by issuing equity securities or instruments that are convertible into equity securities, the percentage ownership of our existing stockholders will be reduced. Further, the new equity securities may have rights, preferences and privileges superior to those of our common stock.

Anti-takeover provisions and state and federal law may limit the ability of another party to acquire us, which could cause our stock price to decline. Various provisions of our Amended and Restated Certificate of Incorporation and By-laws could delay or prevent a third-party from acquiring us, even if doing so might be beneficial to our stockholders. These provisions provide for, among other things, supermajority approval for certain actions, limitation on large stockholders taking certain actions and authorization to issue "blank check" preferred stock by action of the Board of Directors without stockholder approval. In addition, the BHCA, and the Change in Bank Control Act of 1978, as amended, together with applicable federal regulations, require that, depending on the particular circumstances, either Federal Reserve approval must be obtained or notice must be furnished to Federal Reserve and not disapproved prior to any person or entity acquiring "control" of a state nonmember bank, such as the Bank. Additional prior approvals from other federal or state bank regulators may also be necessary depending upon the particular circumstances. These provisions may prevent a merger or acquisition that would be attractive to stockholders and could limit the price investors would be willing to pay in the future for our common stock.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

Hanmi Financial's principal office is located at 900 Wilshire Boulevard, Suite 1250, Los Angeles, California. As of December 31, 2022, we had 43 properties consisting of 35 branch offices and 8 loan production offices. We own 9 locations and the remaining properties are leased.

As of December 31, 2022, our consolidated investment in premises and equipment, net of accumulated depreciation and amortization, was $22.9 million. Our lease expense was $8.3 million for the year ended December 31, 2022. We consider our present facilities to be sufficient for our current operations.

Item 3. Legal Proceedings

Hanmi Financial and its subsidiaries are subject to lawsuits and claims that arise in the ordinary course of their businesses. Neither Hanmi Financial nor any of its subsidiaries is currently involved in any legal proceedings, the outcome of which we believe would have a material adverse effect on the business, financial condition or results of operations of Hanmi Financial or its subsidiaries.

Item 4. Mine Safety Disclosures

Not applicable.

Part II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Hanmi Financial's common stock is traded on the Nasdaq Global Select Market ("Nasdaq") under the symbol "HAFC". As of February 15, 2023, there were approximately 658 record holders of our common stock.

Performance Graph

The following graph shows a comparison of cumulative total stockholder return on Hanmi Financial's common stock with the cumulative total returns for: (i) the Nasdaq Composite Index; (ii) the Standard and Poor's 500 Financials Index ("S&P 500 Financials"); and (iii) the S&P U.S. Small Cap Banks Index (which replaced the SNL U.S. Bank $1B-$5B Index and the SNL U.S. Bank $5B-$10B Index, no longer compiled by S&P Global, New York, New York as of August 7, 2021). The graph assumes an initial investment of $100 and reinvestment of dividends. The graph is historical only and may not be indicative of possible future performance. The performance graph shall not be deemed incorporated by reference to any general statement incorporating by reference to this Annual Report on Form 10-K into any filing under the Securities Act, or under the Exchange Act, except to the extent that we specifically incorporate this information by reference, and shall not otherwise be deemed filed under either the Securities Act or the Exchange Act.



Total Return Performance
Index Value
$250
$200
$150
$100
$50
$0
12/31/2018
12/31/2019
12/31/2020
12/31/2021
12/31/2022
Hanmi Financial Corporation
Nasdaq Composite
S&P 500 Financials
S&P U.S. Small Cap Banks

	December 31,									
	2018		2019		2020		2021		2022	
Hanmi Financial Corporation	$	100.00	$	101.52	$	57.56	$	120.20	$	125.63
Nasdaq Composite	$	100.00	$	135.23	$	194.24	$	235.78	$	157.74
S&P 500 Financials	$	100.00	$	129.17	$	123.88	$	164.19	$	143.91
S&P U.S. Small Cap Banks	$	100.00	$	122.35	$	107.35	$	145.97	$	125.45

Source: S&P Global, New York, NY

Recent Unregistered Sales of Equity Securities

There were no unregistered sales of Hanmi Financial's equity securities during the year ended December 31, 2022.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table presents stock purchases made in respect of the stock repurchase program announced on January 24, 2019 that authorized the repurchases of up to 5.0%, or 1,500,000, of our shares outstanding. The table below provides information on purchases made during the three months ended December 31, 2022:

Purchase Date:	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Program	Maximum Shares That May Yet Be Purchased Under the Program
October 1, 2022 - October 31, 2022	$ —	—	659,972
November 1, 2022 - November 30, 2022	$ —	—	659,972
December 1, 2022 - December 31, 2022	$ —	—	659,972
Total	**$ —**	**—**	**659,972**

During 2022, the Company acquired 27,535 shares from employees in connection with the satisfaction of income tax withholding obligations incurred through vesting of Company stock awards. Such shares were not purchased as a part of the Company's repurchase program.

Item 6. [RESERVED]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

This discussion presents management's analysis of the financial condition and results of operations as of and for the years ended December 31, 2022, 2021 and 2020. This discussion should be read in conjunction with our Consolidated Financial Statements and the Notes related thereto presented elsewhere in this Report. See also "Cautionary Note Regarding Forward-Looking Statements."

Critical Accounting Policies

We have established various accounting policies that govern the application of GAAP in the preparation of our Consolidated Financial Statements. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions to arrive at the carrying value of assets and liabilities and amounts reported for revenues and expenses. Our financial position and results of operations can be materially affected by these estimates and assumptions. Critical accounting policies are those policies that are most important to the determination of our financial condition and results of operations or that require management to make assumptions and estimates that are subjective or complex. Our significant accounting policies are discussed in the "Notes to Consolidated Financial Statements, Note 1 — Summary of Significant Accounting Policies." Management believes that the following policy is critical.

Allowance for credit losses and Allowance for credit losses related to off-balance sheet items

Our allowance for credit losses methodologies incorporate a variety of risk considerations, both quantitative and qualitative, in establishing an allowance for credit losses that management believes is appropriate at each reporting date. Quantitative factors include our historical loss experiences on loan pools segmented by type, and considers risk rating, delinquency and charge-off trends, collateral values, changes in nonperforming loans, and other factors.

We use qualitative factors to adjust the allowance calculation for risks not considered by the quantitative calculations. Qualitative factors considered in our methodologies include the general economic forecast in our markets, concentrations of credit, changes in lending management and staff, quality of the loan review system, and changes in interest rates.

The Company reviews baseline and alternative economic scenarios from Moody's and quarterly projections of federal funds target rates from the Federal Open Market Committee ("FOMC") for consideration as qualitative factors. Moody's publishes a baseline forecast that represents the estimate of the most likely path for the United States economy through the current business cycle (50% probability that economic conditions will be worse and 50% probability that economic conditions will be better) as well as alternative scenarios to examine how different types of shocks will affect the future performance of the United States economy.

Certain quantitative and qualitative factors used to estimate credit losses and establish an allowance for credit losses are subject to uncertainty. The adequacy of our allowance for credit losses is sensitive to changes in current and forecasted economic conditions that may affect the ability of borrowers to make contractual payments as well as the value of the collateral securing such payments.

Although management believes it uses the best information necessary to establish the allowance for credit losses, future adjustments to the allowance for credit losses may be necessary and the Company's results of operations could be adversely affected if circumstances differ substantially from the assumptions used in making the determinations.

In addition, because future events affecting borrowers and collateral cannot be predicted without uncertainty, the existing allowance for credit losses may not be adequate or increases may be necessary should the quality of any loans deteriorate as a result of the factors discussed. Any material increase in the allowance for credit losses could adversely impact the Company's financial condition and results of operations.

See "— Allowance for Credit Losses", "Financial Condition — Allowance for credit losses and Allowance for credit losses related to off-balance sheet items", "Results of Operations — Credit Loss Expense" and "Notes to Consolidated Financial Statements, Note 1 — Summary of Significant Accounting Policies" for additional information on methodologies used to determine the allowance for credit losses and the allowance for credit losses related to off-balance sheet items.

Allowance Attribution Analysis

	Allowance for credit losses
	(in thousands)
December 31, 2021	**$ 72,557**
Charge-offs	(4,722)
Recoveries	3,348
Provision attributed to qualitative considerations	(9,041)
Provision attributed to quantitative considerations	7,473
Provision attributed to individually evaluated loans	1,908
December 31, 2022	**$ 71,523**

The following are the key assumptions employed in the determination of the allowance for credit losses at December 31, 2022 and 2021:

Economic Factors

	12/31/2022	12/31/2021	Description of Economic Factors
Prepayment rates	14.52%	18.50%	Average total portfolio rate
Curtailment rates	85.80%	95.50%	Average total portfolio rate
Recovery delay	22 months	25 months	Average across all pools
Unemployment rate	4.00%	3.64%	Average of 4 quarter forecast period; Baseline for 2021 and 2022 [1]
Gross domestic product ("GDP") growth rate year over year %	(1.29)%	4.42%	Average of 4 quarter forecast period; Baseline for 2021, Alternative Scenario 3 for 2022 [2]
Consumer sentiment	70.10	86.78	Average of 4 quarter forecast period; Baseline forecast for 2021, Alternative Scenario 3 for 2022 [2]
Federal funds target rate	5.1%	0.9%	1 year forecast of median target rate; FOMC December projection

[1] *The Moody's Baseline scenario was used for the unemployment rate forecast for periods ended December 31, 2022 and 2021. We continue to use the unemployment rate forecast under the Baseline Scenario due to job market volatility and deterioration below expectations, with less impact to the lending environment compared to GDP growth and consumer sentiment forecasts.*

[2] *The Moody's Alternative Scenario 3 was used for the GDP growth rate and consumer sentiment forecast for the period ended December 31, 2022. Effective Q2 2022, the Company elected to use Alternative Scenario 3 (mid-level downside/pessimistic scenario) for the GDP growth rate and consumer sentiment forecasts, given the elevation in inflation and rising rate environment.*

The potential effect from changes in key assumptions could affect the estimated allowance for credit losses at December 31, 2022. The following table illustrates the possible individual effects to the allowance for credit losses from changes in such assumptions:

Sensitivity Analysis

Assumptions	Increase		Decrease	
	(in thousands)			
Forecast period (extend from 12 to 24 months)	$	—	$	(3,983)
Estimated unemployment rate (from Baseline to S2 or S0) [1]	$	12,833	$	(4,775)
Estimated prepayment and curtailment rates (+/-10%)	$	540	$	(548)
Recovery lag (+/-3 months)	$	559	$	(574)
Estimated GDP growth rate (from S3 to S4 or S0) [1]	$	47	$	(231)
Consumer sentiment (from S3 to S4 or S0) [1]	$	292	$	(3,344)
Federal funds target rate (+/- 25 bps)	$	—	$	—

(1)   *The following table provides additional details to the Baseline and Alternative Scenarios referred to above:*

	Unemployment Rate	*GDP Year over Year % Change*	*Consumer Sentiment*
Baseline scenario	*4.00%*	*—%*	*—*
Alternative Scenario S0	*3.09%*	*4.38%*	*96.54*
Alternative Scenario S2	*5.75%*	*—%*	*—*
Alternative Scenario S3	*—%*	*(1.29)%*	*70.10*
Alternative Scenario S4	*—%*	*(2.43)%*	*67.78*

Executive Overview

For the years ended December 31, 2022, 2021 and 2020, net income was $101.4 million, $98.7 million and $42.2 million, respectively. The increase of $2.7 million, or 2.8%, in net income for the year ended December 31, 2022 as compared with the year ended December 31, 2021, was primarily attributable to an increase in net interest income of $42.6 million. Offsetting this increase were an increase in noninterest expense of $5.8 million, and a decrease in noninterest income of $6.3 million, as well as a $25.2 million reduction in the benefit from the year-ago credit loss recovery.

The increase of $56.5 million, or 133.9%, in net income for the year ended December 31, 2021 as compared with the year ended December 31, 2020, was primarily attributable to a decrease in credit loss expense of $69.9 million and a decrease in interest expense of $22.3 million. Partially offsetting these decreases were an increase in income tax expense of $19.5 million, and decreases in interest income on securities of $4.3 million and interest on loans receivable of $3.2 million.

For the years ended December 31, 2022, 2021 and 2020, our earnings per diluted share were $3.32, $3.22 and $1.38, respectively.

Additional significant financial highlights include:

- Cash and due from banks decreased $256.5 million to $352.4 million as of December 31, 2022 from $609.0 million at December 31, 2021, primarily to fund an increase in loans and the redemption of subordinated debentures.

- Loans receivable increased by $815.6 million, or 15.8%, to $5.97 billion as of December 31, 2022, compared with $5.15 billion as of December 31, 2021. The increase was primarily attributable to strong demand in residential and commercial real estate loans, commercial and industrial loans, and equipment financing loans.

- Securities decreased $57.0 million to $853.8 million at December 31, 2022 from $910.8 million at December 31, 2021, primarily attributable to the impact of unrealized losses from rising interest rates.

- Deposits were $6.17 billion at December 31, 2022 compared with $5.79 billion at December 31, 2021 as time deposits increased $969.0 million, while money market and savings deposits decreased $542.7 million.

- Subordinated debentures and borrowings increased $126.9 million to $479.4 million at December 31, 2022 compared with $352.5 million at December 31, 2021, primarily attributable to the $212.5 million increase in borrowings, offset by the $87.3 million net redemption of the $100.0 million Fixed-to-Floating Subordinated Notes ("2027 Notes") that were issued on March 21, 2017.

- Cash dividends were $0.94 per share of common stock for the year ended December 31, 2022 compared with $0.54 and $0.52 per share of common stock for the years ended December 31, 2021 and 2020, respectively.

Results of Operations

Net Interest Income

Our primary source of revenue is net interest income, which is the difference between interest and fees derived from earning assets, and interest paid on liabilities obtained to fund those assets. Our net interest income is affected by changes in the level and mix of interest-earning assets and interest-bearing liabilities, referred to as volume changes. Net interest income is also affected by changes in the yields earned on assets and rates paid on liabilities, referred to as rate changes. Interest rates charged on loans are affected principally by changes to market interest rates, the demand for such loans, the supply of money available for lending purposes, and other competitive factors. Those factors are, in turn, affected by general economic conditions and other factors beyond our control, such as federal economic policies, the general supply of money in the economy, legislative tax policies, governmental budgetary matters, and the actions of the Federal Reserve.

The following table shows the average balances of assets, liabilities and stockholders' equity; the amount of interest income, on a tax equivalent basis and interest expense; the average yield or rate for each category of interest-earning assets and interest-bearing liabilities; and the net interest spread and the net interest margin for the periods indicated. All average balances are daily average balances.

	For the Year Ended								
	December 31, 2022			December 31, 2021			December 31, 2020		
	Average Balance	Interest Income / Expense	Average Yield / Rate	Average Balance	Interest Income / Expense	Average Yield / Rate	Average Balance	Interest Income / Expense	Average Yield / Rate
				(dollars in thousands)					
Assets									
Interest-earning assets:									
Loans receivable [1]	$ 5,596,564	$ 257,878	4.61%	$ 4,794,505	$ 208,601	4.35%	$ 4,684,512	$ 211,836	4.52%
Securities [2]	949,889	12,351	1.33%	845,437	6,230	0.75%	663,700	10,537	1.59%
FHLB stock	16,385	1,024	6.25%	16,385	941	5.74%	16,385	902	5.51%
Interest-bearing deposits in other banks	236,678	2,560	1.08%	684,442	903	0.13%	306,668	592	0.19%
Total interest-earning assets	6,799,516	273,813	4.03%	6,340,769	216,675	3.42%	5,671,265	223,867	3.95%
Noninterest-earning assets:									
Cash and due from banks	66,993			62,401			72,557		
Allowance for credit losses	(73,094)			(84,735)			(75,250)		
Other assets	247,838			225,750			228,131		
Total assets	$ 7,041,253			$ 6,544,185			$ 5,896,703		
Liabilities and stockholders' equity									
Interest-bearing liabilities:									
Deposits:									
Demand: interest-bearing	$ 121,992	$ 100	0.08%	$ 113,326	$ 61	0.05%	$ 94,167	$ 70	0.07%
Money market and savings	2,025,961	12,753	0.63%	2,028,235	5,199	0.26%	1,758,300	11,016	0.63%
Time deposits	1,136,073	13,085	1.15%	1,111,857	6,395	0.58%	1,412,951	22,908	1.62%
Total interest-bearing deposits	3,284,026	25,938	0.79%	3,253,418	11,655	0.36%	3,265,418	33,994	1.04%
Borrowings	148,047	2,382	1.61%	145,297	1,697	1.17%	196,397	2,367	1.21%
Subordinated debentures	149,891	7,846	5.23%	154,400	8,273	5.35%	118,663	6,607	5.57%
Total interest-bearing liabilities	3,581,964	36,166	1.01%	3,553,115	21,625	0.61%	3,580,478	42,968	1.20%
Noninterest-bearing liabilities and equity:									
Demand deposits: noninterest-bearing	2,665,646			2,307,052			1,680,882		
Other liabilities	109,847			77,637			77,478		
Stockholders' equity	683,796			606,381			557,865		
Total liabilities and stockholders' equity	$ 7,041,253			$ 6,544,185			$ 5,896,703		
Net interest income (taxable equivalent basis)		$ 237,647			$ 195,050			$ 180,899	
Cost of deposits [3]			0.44%			0.21%			0.69%
Net interest spread (taxable equivalent basis) [4]			3.02%			2.81%			2.75%
Net interest margin (taxable equivalent basis) [5]			3.50%			3.08%			3.19%

[1] Loans receivable include loans held for sale and exclude the allowance for credit losses. Nonaccrual loans receivable are included in the average loans receivable balance.

[2] Amounts calculated on a fully taxable equivalent basis using the current statutory federal tax rate of 21%.

[3] Represents interest expense on deposits as a percentage of all interest-bearing and noninterest-bearing deposits.

[4] Represents the average yield earned on interest-earning assets less the average rate paid on interest-bearing liabilities.

[5] Represents net interest income as a percentage of average interest-earning assets.

The table below shows changes in interest income and interest expense and the amounts attributable to variations in interest rates and volumes for the periods indicated. The variances are primarily attributable to simultaneous volume and rate changes that have been allocated to the change due to volume and the change due to rate categories in proportion to the relationship of the absolute dollar amount attributable solely to the change in volume and to the change in rate.

	Year Ended December 31,					
	2022 vs 2021			2021 vs 2020		
	Increases (Decreases) Due to Change In			Increases (Decreases) Due to Change In		
	Volume	Rate	Total	Volume	Rate	Total
	(in thousands)					
Interest and dividend income:						
Loans receivable [1]	$ 34,743	$ 14,534	$ 49,277	$ 4,917	$ (8,152)	$ (3,235)
Securities [2]	770	5,351	6,121	2,327	(6,634)	(4,307)
FHLB stock	—	83	83	—	39	39
Interest-bearing deposits in other banks	(591)	2,248	1,657	551	(240)	311
Total interest and dividend income (taxable equivalent) [2]	$ 34,922	$ 22,216	$ 57,138	$ 7,795	$ (14,987)	$ (7,192)
Interest expense:						
Demand: interest-bearing	$ 5	$ 34	$ 39	$ 14	$ (23)	$ (9)
Money market and savings	(5)	7,559	7,554	1,485	(7,302)	(5,817)
Time deposits	139	6,551	6,690	(4,114)	(12,399)	(16,513)
Borrowings	32	653	685	(602)	(68)	(670)
Subordinated debentures	(248)	(179)	(427)	1,932	(266)	1,666
Total interest expense	$ (77)	$ 14,618	$ 14,541	$ (1,285)	$ (20,058)	$ (21,343)
Change in net interest income (taxable equivalent) [2]	$ 34,999	$ 7,598	$ 42,597	$ 9,080	$ 5,071	$ 14,151

[1] *Loans receivable include loans held for sale and exclude the allowance for credit losses. Nonaccrual loans receivable are included in the average loans receivable balance.*

[2] *Amounts calculated on a fully equivalent basis using the current statutory federal tax rate of 21%.*

2022 Compared to 2021

Interest income, on a taxable equivalent basis, increased $57.1 million, or 26.4%, to $273.8 million for the year ended December 31, 2022 from $216.7 million for the year ended December 31, 2021. Interest expense increased $14.5 million, or 67.2%, to $36.2 million for 2022, from $21.6 million in 2021. Net interest income, on a taxable equivalent basis, increased by $42.6 million, or 21.8%, to $237.6 million in 2022, from $195.1 million in 2021. The increase in net interest income was due to an increase in the average yield and average balance on average interest-earning assets, offset partially by increases in the rates paid on interest-bearing liabilities and borrowings. Average loans were 82.3% of average interest earning assets for 2022, an increase from 75.6% for 2021. The net interest spread and net interest margin, on a taxable equivalent basis, for the year ended December 31, 2022 were 3.02% and 3.50%, respectively, compared with 2.81% and 3.08%, respectively, for 2021.

The average balance of interest earning assets increased $458.7 million, or 7.2%, to $6.80 billion for the year ended December 31, 2022 from $6.34 billion for 2021. The increase in the average balance of interest-earning assets was due mainly to an $802.0 million increase in average loans, from $4.79 billion in 2021, to $5.60 billion in 2022. The average balance of securities increased $104.5 million, or 12.4%, to $949.9 million in 2022 from $845.4 million for 2021. The average balance of interest-bearing liabilities increased $28.8 million, or 0.8%, to $3.58 billion for 2022 compared to $3.55 billion in 2021. The increase in average interest-bearing liabilities resulted primarily from an increase in average time deposits in 2022.

The average yield on interest-earning assets, on a taxable equivalent basis, increased 61 basis points to 4.03% in 2022 from 3.42% in 2021, due mainly to the increase in the yields on loans and securities. The average yield on loans increased to 4.61% for the year ended December 31, 2022 from 4.35% for 2021, primarily due to the continued increase in market interest rates in 2022. The average yield on securities, on a taxable equivalent basis, increased to 1.33% for 2022 from 0.75% for 2021. The average rate paid on interest-bearing liabilities increased by 40 basis points to 1.01% for 2022 from 0.61% for 2021. The increase reflected the higher cost of interest-bearing deposits, and an increase in the average rate on borrowings due to increases in market rates in 2022. The average rate paid on interest-bearing deposits increased from 0.36% in 2021, to 0.79% in 2022. The average rate on borrowings increased from 1.17% in 2021, to 1.61% in 2022. The average balance of subordinated debentures decreased from $154.4 million in 2021, to $149.9 million in 2022, and the average rate decreased by 12 basis points, resulting in a $0.4 million decrease in corporate interest expense.

2021 Compared to 2020

Interest income, on a taxable equivalent basis, decreased $7.2 million, or 3.2%, to $216.7 million for the year ended December 31, 2021 from $223.9 million for the year ended December 31, 2020. Interest expense decreased $21.3 million or 49.7%, to $21.6 million for 2021 from $43.0 million in 2020. Net interest income, on a taxable equivalent basis, was $195.1 million and $180.9 million for 2021 and 2020, respectively. The increase in net interest income was primarily due to the decrease in interest expense on interest-bearing liabilities, partially offset by the decrease in interest income on interest-earning assets. Average loans were 75.6% of average interest earning assets for 2021, down from 82.6% for 2020. The net interest spread and net interest margin, on a taxable equivalent basis, for the year ended December 31, 2021 were 2.81% and 3.08%, respectively, compared with 2.75% and 3.19%, respectively, for 2020.

The average balance of loans increased $110.0 million, or 2.3%, to $4.79 billion for 2021 from $4.68 billion for 2020. The average balance of securities increased $181.7 million, or 27.4%, to $845.4 million in 2021 from $663.7 million for 2020. The average balance of interest earning assets increased $669.5 million, or 11.8%, to $6.34 billion for the year ended December 31, 2021 from $5.67 billion for 2020. The increase in the average balance of loans was due mainly to new loan production in real estate loans. The average balance of interest-bearing liabilities decreased $27.4 million, or 0.8%, to $3.55 billion for 2021 compared to $3.58 billion in 2020. The decrease in average interest-bearing liabilities resulted primarily from lower time deposits and borrowings, offset by increases in money market and savings accounts and subordinated debentures.

The average yield on loans decreased to 4.35% for the year ended December 31, 2021 from 4.52% for 2020, primarily due to the continued decrease in market interest rates in 2021, offset by the change in composition of the loan portfolio with a greater concentration of commercial real estate loans. The average yield on securities, on a taxable equivalent basis, decreased to 0.75% for 2021 from 1.59% for 2020, primarily attributable to the sale of securities during the second quarter of 2020 to take advantage of unrealized gains, the proceeds of which were reinvested into lower-yielding securities. The average yield on interest-earning assets, on a taxable equivalent basis, decreased 52 basis points to 3.42% in 2021 from 3.95% in 2020, due mainly to the decrease in the yields on the loan portfolio due to a decrease in market interest rates and the origination of $133.1 million of PPP loans at a rate of 1%. The average cost of interest-bearing liabilities decreased by 59 basis points to 0.61% for 2021 from 1.20% for 2020. The decrease was due to lower market interest rates and a shift away from time deposits to money market and savings deposits in the composition of the deposit accounts and lower borrowings, partially offset by an increase in subordinated debentures.

Credit Loss Expense

As a result of credit risks inherent in our lending business, we recognize an allowance for credit losses through charges to credit loss expense. These charges pertain not only to our outstanding loan portfolio, but also to off-balance sheet items, such as commitments to extend credit. Credit loss expense for our outstanding loan portfolio is recorded to the allowance for credit losses. The allowance for off-balance sheet items is included in accrued expenses and other liabilities and the allowance for uncollectible accrued interest receivable is included in accrued interest receivable.

2022 Compared to 2021

The credit loss expense for 2022 was $0.8 million, compared with a credit loss recovery of $24.4 million for 2021. The credit loss expense for 2022 was comprised of a $0.3 million provision for credit losses and a $0.5 million provision for off-balance sheet items. For the year ended December 31, 2021, the credit loss expense recovery was $24.4 million and was comprised of a $24.1 million negative provision for credit losses, and a $0.2 million negative provision for off-balance sheet items. Additionally, the credit loss expense recovery included a $1.7 million negative provision for accrued interest receivable for loans currently or previously modified under the CARES Act, offset by a $1.6 million SBA guarantee repair loss allowance.

2021 Compared to 2020

The credit loss expense recovery for 2021 was $24.4 million compared with a credit loss expense of $45.5 million for 2020. The credit loss expense recovery for 2021 was comprised of a $24.1 million negative provision for credit losses, a $0.2 million negative provision for off-balance sheet items and $1.7 million negative provision for accrued interest receivable for loans currently or previously modified under the CARES Act, offset by $1.6 from a SBA guarantee repair loss allowance. For the year ended December 31, 2020, credit loss expense was $45.5 million and included a $42.5 million provision for credit losses. Additionally, a $0.7 million provision for off-balance sheet items and a $2.3 million provision for losses on accrued interest receivable for loans currently or previously modified under the CARES Act was recorded as credit loss expense during 2020.

Noninterest Income

The following table sets forth the various components of noninterest income for the years indicated:

		Year Ended December 31,				
		2022		**2021**		**2020**
		(in thousands)				
Service charges on deposit accounts	$	11,488	$	11,043	$	8,485
Trade finance and other service charges and fees		4,805		4,628		4,033
Servicing income		2,757		2,820		2,481
Bank-owned life insurance income		832		1,011		1,113
All other operating income		4,840		3,857		4,625
Service charges, fees and other		24,722		23,359		20,737
Gain on sale of SBA loans		9,478		17,266		5,247
Net gain (loss) on sales of securities		—		(499)		15,712
Gain on sale of bank premises		—		45		408
Legal settlement		—		325		1,000
Total noninterest income	$	**34,200**	$	**40,496**	$	**43,104**

2022 Compared to 2021

For the year ended December 31, 2022 noninterest income was $34.2 million, a decrease of $6.3 million, or 15.5%, compared with $40.5 million in 2021. The decrease was primarily due to a $7.8 million decrease in the gain on sale of SBA loans. The volume of SBA loans sold for the full year 2022 declined to $156.1 million from $261.8 million for the full year 2021. 2021 SBA loan sales included $132.7 million of second-draw PPP loans sold for gains of $3.0 million.

2021 Compared to 2020

For the year ended December 31, 2021 noninterest income was $40.5 million, a decrease of $2.6 million, or 6.1%, compared with $43.1 million in 2020. The decrease was primarily attributable to a net loss of $0.5 million on the sale of securities for the year ended December 31, 2021 compared with $15.7 million of gains in 2020, partially offset by increases from a gain on the sale of SBA loans of $12.0 million and service charges on deposit accounts of $2.6 million.

Noninterest Expense

The following table sets forth various components of noninterest expense for the years indicated:

		Year Ended December 31,				
		2022		**2021**		**2020**
		(in thousands)				
Salaries and employee benefits	$	76,140	$	72,561	$	66,988
Occupancy and equipment		17,648		19,075		18,283
Data processing		13,134		12,003		11,222
Professional fees		5,692		5,566		6,771
Supplies and communications		2,638		3,026		3,096
Advertising and promotion		3,637		2,649		2,671
All other operating expenses		11,386		9,870		10,268
Subtotal		130,275		124,750		119,299
Other real estate owned expense		(6)		197		5
Repossessed personal property expense (income)		15		(492)		(452)
Impairment loss on bank premises		—		—		201
Total noninterest expense	$	**130,284**	$	**124,455**	$	**119,053**

2022 Compared to 2021

For the year ended December 31, 2022, noninterest expense was $130.3 million, an increase of $5.8 million, or 4.7%, compared with $124.5 million for 2021. The increase in noninterest expense was mainly due to a $3.6 million, or 4.9% increase in salaries and benefits, a $1.8 million increase in other operating expenses, a $1.1 million increase in data processing expenses and a $1.0 million increase in advertising and promotion, offset partially by a $1.4 million decrease in occupancy and equipment. The increase in salaries and benefits was due to salary increases and increases in employees, as a result of increased staffing added to support the growth in loans and deposits. The number of full-time equivalent employees increased to 624 as of December 31, 2022, from 590 as of December 31, 2021. The increase in other operating expenses was due mainly to an increase in loan related expenses as a result of increased loan volume and a $0.4 million servicing asset valuation adjustment. The increase in data processing was due to increased processing costs related to higher volumes. The increase in advertising and promotion was due to services added during 2022. The decrease in occupancy and equipment was due primarily to a $1.5 million reversal of estimated property taxes in 2022.

2021 Compared to 2020

For the year ended December 31, 2021, noninterest expense was $124.5 million, an increase of $5.4 million, or 4.5%, compared with $119.1 million for 2020. The increase was due primarily to an increase in salaries and benefits of $5.6 million, stemming from increased compensation on higher loan production, offset partially by a decrease of $1.2 million in professional fees.

Income Tax Expense

For the years ended December 31, 2022, 2021 and 2020, income tax expense was $39.3 million, $36.8 million and $17.3 million, respectively. The effective tax rate for the years ended December 31, 2022, 2021 and 2020 was 27.9%, 27.2% and 29.1%, respectively. The higher effective tax rate for 2022 compared with 2021 was due mainly to a lower reduction in the deferred tax asset valuation allowance required for state net operating loss carryforwards and state tax credits. The lower effective tax rate for 2021 compared with 2020 was due mainly to a reduction in the deferred tax asset valuation allowance required for state net operating loss carryforwards and state tax credits in 2021.

Income taxes are discussed in more detail in "Notes to Consolidated Financial Statements, Note 1 — Summary of Significant Accounting Policies" and "Note 11 — Income Taxes" presented elsewhere herein.

Financial Condition

Securities Portfolio

As of December 31, 2022, our securities portfolio was composed of mortgage-backed securities, collateralized mortgage obligations, debt securities issued by U.S. government agencies and sponsored agencies and tax-exempt municipal bonds. Most of the securities carried fixed interest rates. Other than holdings of U.S. government and agency securities, there were no securities of any one issuer exceeding 10% of stockholders' equity as of December 31, 2022, 2021 and 2020.

As of December 31, 2022, securities available for sale decreased $57.0 million, or 6.3%, to $853.8 million from $910.8 million as of December 31, 2021. The decrease was primarily attributable to the impact of unrealized losses from rising interest rates in 2022.

The following table summarizes the contractual maturity schedule for securities, at amortized cost, and their cost-weighted average yield, which is calculated using amortized cost as the weight, as of December 31, 2022:

	Within One Year		After One Year But Within Five Years		After Five Years But Within Ten Years		After Ten Years		Total	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
					(dollars in thousands)					
Securities available for sale:										
U.S. Treasury securities	$ 10,455	2.52%	$ 39,235	2.95%	$ —	—%	$ —	—%	$ 49,690	2.86%
U.S. government agency and sponsored agency obligations:										
Mortgage-backed securities - residential	2	2.74	141	2.93	4,366	3.47	536,081	1.52	540,590	1.53
Mortgage-backed securities - commercial	—	—	7,320	2.44	1,486	1.06	52,993	1.53	61,799	1.63
Collateralized mortgage obligations	—	—	279	1.25	787	2.62	97,170	1.87	98,236	1.87
Debt securities	18,208	1.34	132,130	1.36	—	—	—	—	150,338	1.36
Total U.S. government agency and sponsored agency obligations	18,210	1.34	139,870	1.42	6,639	2.83	686,244	1.57	850,963	1.55
Municipal bonds-tax exempt	—	—	—	—	7,330	1.41	70,813	1.33	78,143	1.33
Total securities available for sale	**$ 28,665**	**1.77%**	**$179,105**	**1.75%**	**$ 13,969**	**2.08%**	**$ 757,057**	**1.55%**	**$978,796**	**1.60%**

Loan Portfolio

As of December 31, 2022, 2021 and 2020, loans receivable (excluding loans held for sale), net of deferred loan costs, discounts and allowance for credit losses, were $5.90 billion, $5.08 billion and $4.79 billion, respectively, representing an increase of $816.6 million or 16.1% in 2022 and an increase of $289.2 million, or 6.0% in 2021. The $816.6 million increase in loans for 2022 was primarily attributable to higher new loan production, mainly in real estate and commercial and industrial loans.

During the year ended December 31, 2022, total loan originations consisted of $723.7 million of commercial real estate loans, $420.5 million of commercial and industrial loans, $420.2 million of residential/consumer loans, $342.1 million of equipment financing agreements, and $208.6 million of SBA loans, offset by $1.30 billion of payoffs and other net reductions.

The table below shows the maturity distribution of outstanding loans (before the allowance for credit losses) as of December 31, 2022. In addition, the table shows the distribution of such loans between those with floating or variable interest rates and those with fixed or predetermined interest rates.

	Within One Year		After One Year but Within Five Years		After Five Years but Within Fifteen Years		After Fifteen Years		Total	
					(in thousands)					
Real estate loans:										
Commercial property										
Retail	$	107,844	$	548,278	$	367,486	$	—	$	1,023,608
Hospitality		141,400		369,364		136,129		—		646,893
Other		177,770		1,358,123		394,060		123,722		2,053,675
Total commercial property loans		427,014		2,275,765		897,675		123,722		3,724,176
Construction		80,922		28,283		—		—		109,205
Residential		4,567		64		5,262		724,579		734,472
Total real estate loans		512,503		2,304,112		902,937		848,301		4,567,853
Commercial and industrial loans		328,281		369,649		106,562		—		804,492
Equipment financing agreements		20,692		527,213		46,883		—		594,788
Loans receivable	**$**	**861,476**	**$**	**3,200,974**	**$**	**1,056,382**	**$**	**848,301**	**$**	**5,967,133**
Loans with predetermined interest rates	$	376,512	$	2,381,510	$	192,405	$	247,360	$	3,197,787
Loans with variable interest rates		484,964		819,464		863,977		600,941		2,769,346

The table below shows the maturity distribution of outstanding loans with fixed or predetermined interest rates due after one year, as of December 31, 2022.

	After One Year but Within Three Years		After Three Years but Within Five Years		After Five Years but Within Fifteen Years		After Fifteen Years		Total	
					(in thousands)					
Real estate loans:										
Commercial property										
Retail	$	179,864	$	301,520	$	58,198	$	—	$	539,582
Hospitality		90,146		136,250		6,764		—		233,160
Other		412,895		694,808		65,590		7,777		1,181,070
Total commercial property loans		682,905		1,132,578		130,552		7,777		1,953,812
Construction		28,283		—		—		—		28,283
Residential		44		12		2,772		239,583		242,411
Total real estate loans		711,232		1,132,590		133,324		247,360		2,224,506
Commercial and industrial loans		3,322		7,153		12,199		—		22,674
Equipment financing agreements		179,773		347,440		46,882		—		574,095
Loans receivable	$	**894,327**	$	**1,487,183**	$	**192,405**	$	**247,360**	$	**2,821,275**

The table below shows the maturity distribution of outstanding loans with floating or variable interest rates (including hybrids) due after one year, as of December 31, 2022.

	After One Year but Within Three Years		After Three Years but Within Five Years		After Five Years but Within Fifteen Years		After Fifteen Years		Total	
					(in thousands)					
Real estate loans:										
Commercial property										
Retail	$	39,190	$	27,704	$	309,289	$	—	$	376,183
Hospitality		132,178		10,790		129,365		—		272,333
Other		151,167		99,253		328,470		115,945		694,835
Total commercial property loans		322,535		137,747		767,124		115,945		1,343,351
Construction		—		—		—		—		—
Residential		7		—		2,490		484,996		487,493
Total real estate loans		322,542		137,747		769,614		600,941		1,830,844
Commercial and industrial loans		183,472		175,703		94,363		—		453,538
Equipment financing agreements		—		—		—		—		—
Loans receivable	$	**506,014**	$	**313,450**	$	**863,977**	$	**600,941**	$	**2,284,382**

As of December 31, 2022, the loan portfolio included the following concentrations of loans to one type of industry that were greater than 10% of loans receivable:

	Balance as of December 31, 2022		Percentage of Loans Receivable Outstanding
	(dollars in thousands)		
Lessor of nonresidential buildings	$	1,775,555	29.8%
Hospitality	$	700,439	11.7%

Loan Quality Indicators

Delinquent loans (defined as 30 to 89 days past due and still accruing) were $7.5 million, $5.9 million and $9.5 million as of December 31, 2022, 2021 and 2020, respectively, representing an increase of $1.6 million, or 27.4%, in 2022 and a decrease of $3.6 million or 37.9%, in 2021.

Activity in criticized loans was as follows for the periods indicated:

	Special Mention		Classified	
		(in thousands)		
December 31, 2022				
Balance at beginning of period	$	95,294	$	60,633
Additions		133,134		15,808
Reductions		(149,415)		(30,249)
Balance at end of period	$	79,013	$	46,192
December 31, 2021				
Balance at beginning of period	$	76,978	$	140,169
Additions		146,226		60,083
Reductions		(127,910)		(139,619)
Balance at end of period	$	95,294	$	60,633

Special mention loans decreased $16.3 million, or 17.1%, to $79.0 million at December 31, 2022 compared with $95.3 million as of December 31, 2021. The decrease was mainly due to payoffs and paydowns of $23.6 million and upgrades to pass of $69.9 million, primarily related to nine commercial real estate hotel loans. Offsetting the decrease were by downgrades from pass of $64.6 million. These downgrades included a $46.8 million loan relationship identified during the third quarter of 2022. The loan relationship is comprised of a $25.0 million asset-based line of credit (of which $24.1 million was outstanding at December 31, 2022), a $13.4 million commercial real estate loan and a $9.3 million commercial term loan. We continue to work actively with the borrower's new management and its parent company to ensure satisfactory performance under the loan agreements.

Classified loans decreased $14.4 million, or 23.8%, to $46.2 million at December 31, 2022, from $60.6 million at December 31, 2021. The decrease in classified loans was primarily attributable to various payoffs, paydowns and upgrades of $26.7 million, offset by various downgrades of $12.3 million.

Nonperforming Assets

Nonperforming loans consist of loans on nonaccrual status and loans 90 days or more past due and still accruing interest. Nonperforming assets consist of nonperforming loans and OREO. Loans are placed on nonaccrual status when, in the opinion of management, the full timely collection of principal or interest is in doubt. Generally, the accrual of interest is discontinued when principal or interest payments become more than 90 days past due, unless management believes the loan is adequately collateralized and in the process of collection. However, in certain instances, we may place a particular loan on nonaccrual status earlier, depending upon the individual circumstances surrounding the delinquency of the loan. When a loan is placed on nonaccrual status, previously accrued but unpaid interest is reversed against current income. Subsequent collections of cash are applied as principal reductions when received, except when the ultimate collectability of principal is probable, in which case interest payments are credited to income. Nonaccrual loans may be restored to accrual status when principal and interest become current and full repayment is expected, which generally occurs after sustained payment of six months. Interest income is recognized on the accrual basis for impaired loans not meeting the criteria for nonaccrual. OREO consists of properties acquired by foreclosure or similar means or are vacant bank properties for which their usage for operations has ceased and management intends to offer for sale.

Except for nonperforming loans discussed below, management is not aware of any loans as of December 31, 2022 for which known credit problems of the borrower would cause serious doubts as to the ability of such borrowers to comply with their present loan repayment terms, or any known events that would result in the loan being designated as nonperforming at some future date.

Nonaccrual loans were $9.8 million and $13.4 million as of December 31, 2022 and 2021, respectively, representing a decrease of $3.5 million, or 26.3%, in 2022 and a decrease of $69.7 million, or 83.9%, in 2021. The decrease in nonaccrual loans for 2022 was primarily due to the payoffs, paydowns, note sales, or upgrades of $17.3 million. At December 31, 2022 and 2021, $4.0 million and $4.7 million, respectively, of nonaccrual loans were adversely affected by the COVID-19 pandemic. As of December 31, 2022 and 2021, all loans 90 days or more past due were classified as nonaccrual.

The $9.8 million of nonperforming loans as of December 31, 2022 had individually evaluated allowances of $3.3 million, compared to $13.4 million of nonperforming loans with individually evaluated allowances of $2.8 million as of December 31, 2021. The allowance for collateral-dependent loans is calculated as the difference between the outstanding loan balance and the value of the collateral as determined by recent appraisals less estimated costs to sell. The allowance for collateral-dependent loans varies based on the collateral coverage of the loan at the time of designation as nonperforming. We continue to monitor the collateral coverage on these loans on a quarterly basis, based on recent appraisals, and adjust the allowance accordingly.

As of December 31, 2022, OREO consisted of one property with a carrying value of $0.1 million. As of December 31, 2021, there was one property with a carrying value of $0.7 million in OREO.

Individually Evaluated Loans

The Company reviews all loans on an individual basis when they do not share similar risk characteristics with loan pools. Individually evaluated loans are measured for expected credit losses based on the present value of expected cash flows discounted at the effective interest rate, the observable market price, or the fair value of collateral. The allowance for collateral-dependent loans is calculated as the difference between the outstanding loan balance and the value of the collateral as determined by recent appraisals, less estimated costs to sell. The allowance for collateral-dependent loans varies based on the collateral coverage of the loan at the time of the designation as nonperforming.

Individually evaluated loans were $9.8 million, $13.4 million and $91.0 million as of December 31, 2022, 2021 and 2020, respectively, representing a decrease of $3.5 million, or 26.3%, for 2022, and a decrease of $77.6 million, or 85.3%, for 2021. Specific allowance allocations associated with individually evaluated loans increased $0.5 million to $3.3 million as of December 31, 2022, compared with $2.8 million as of December 31, 2021.

For the year ended December 31, 2022, monthly payments for one loan were restructured, with a net carrying value of $92,000 at the time of modification, which was subsequently classified as a TDR. For the year ended December 31, 2021, no loans were restructured and subsequently classified as TDRs. Temporary payment structure modifications included, but were not limited to, extending the maturity date, reducing the amount of principal and/or interest due monthly, and/or allowing for interest only monthly payments for six months or less.

At December 31, 2022, the Company assessed accruing TDRs along with performing and accruing loans on a collective basis. As of December 31, 2022, TDRs on accrual status were $1.2 million, all of which were temporary interest rate and payment reductions or extensions of maturity, and a $10,000 allowance relating to these loans was included in the allowance for credit losses. As of December 31, 2021, there were no outstanding accruing TDRs.

As of December 31, 2022 and 2021, TDRs on nonaccrual status were $0.4 million and $2.9 million, respectively, and a $6,000 and $4,000 allowance relating to these loans, respectively, was included in the allowance for credit losses.

As of December 31, 2020, TDRs on accrual status were $7.9 million, all of which were temporary interest rate and payment reductions or extensions of maturity, and a $5,000 allowance relating to these loans, was included in the allowance for credit losses. As of December 31, 2020, TDRs on nonaccrual status were $17.1 million, and a $12,000 allowance relating to these loans, respectively, was included in the allowance for credit losses.

Allowance for credit losses and Allowance for credit losses related to off-balance sheet items

The Company's estimate of the allowance for credit losses at December 31, 2022 reflects losses expected over the remaining contractual life of the assets based on historical, current, and forward-looking information. The contractual term does not consider extensions, renewals or modifications unless the Company has identified an expected troubled debt restructuring.

Management selected three loss methodologies for the collective allowance estimation. At December 31, 2022, the Company used the discounted cash flow ("DCF") method to estimate allowances for credit losses for the commercial and industrial loan portfolio, the Probability of Default/Loss Given Default ("PD/LGD") method for the commercial property, construction and residential property portfolios, and the Weighted Average Remaining Maturity ("WARM") method to estimate expected credit losses for equipment financing agreements (lease receivables portfolio). Loans that do not share similar risk characteristics are individually evaluated for allowances.

For all loan pools utilizing the DCF method, the Company determined that four quarters represented a reasonable and supportable forecast period and reverted to a historical loss rate over twelve quarters on a straight-line basis. For each of these loan segments, the Company applied an annualized historical PD/LGD using all available historical periods. Since reasonable and supportable forecasts of economic conditions are imbedded directly into the DCF model, qualitative adjustments are considered but were minimal.

For loan pools utilizing the PD/LGD method, the Company used historical periods that included an economic downturn to derive historical losses for better alignment in the estimation of expected losses under the PD/LGD method. The Company relied on Frye-Jacobs modeled LGD rates for loan segments with no historical losses. In addition, for those loans granted a loan modification due to COVID-19, the Company used the annualized PD/LGD as of March 31, 2020 to reflect the moratorium on TDRs under Section 4013 of the CARES Act. The PD/LGD method incorporates a forecast into loss estimates using a qualitative adjustment.

The Company used the WARM method to estimate expected credit losses for the equipment financing agreements portfolio. The Company applied an expected loss ratio based on internal historical losses adjusted as appropriate for qualitative factors.

For the year ended December 31, 2022, the Company relied on the economic projections from Moody's to inform its loss driver forecasts over the four-quarter forecast period. For all loan pools, the Company utilizes and forecasts the national unemployment rate as the primary loss driver.

To adjust the historical and forecast periods to current conditions, the Company applies various qualitative factors derived from market, industry or business specific data, changes in the underlying portfolio composition, trends relating to credit quality, delinquency, nonperforming and adversely rated equipment financing agreements, and reasonable and supportable forecasts of economic conditions.

The allowance for credit losses was $71.5 million at December 31, 2022 compared with $72.6 million at December 31, 2021. The allowance attributed to loans individually evaluated was $3.3 million at December 31, 2022 compared with $2.8 million at December 31, 2021. The allowance attributed to loans collectively evaluated was $68.2 million at December 31, 2022, compared with $69.8 million at December 31, 2021. This decrease principally reflected the reduction of required reserves due to upgrades on loans previously adversely affected by the pandemic, offset partially by increased loan production, during the year ended December 31, 2022.

The table below presents the allowance for credit losses by portfolio segment as a percentage of the total allowance for credit losses and loans by portfolio segment as a percentage of the aggregate investment of loans receivable for the periods presented:

	As of December 31,							
	2022				2021			
	Allowance Amount	Percentage of Total Allowance	Total Loans	Percentage of Total Loans	Allowance Amount	Percentage of Total Allowance	Total Loans	Percentage of Total Loans
	(dollars in thousands)							
Real estate loans:								
Commercial property								
Retail	$ 7,872	11.0%	$ 1,023,608	17.2%	$ 6,579	9.1%	$ 970,134	18.8%
Hospitality	13,407	18.7	646,893	10.8	22,670	31.2	717,692	13.9
Other	15,349	21.5	2,053,675	34.4	15,065	20.8	1,919,033	37.3
Total commercial property loans	36,628	51.2	3,724,176	62.4	44,314	61.1	3,606,859	70.0
Construction	4,022	5.7	109,205	1.8	4,078	5.6	95,006	1.8
Residential	3,376	4.7	734,472	12.4	498	0.7	400,546	7.8
Total real estate loans	44,026	61.6	4,567,853	76.6	48,890	67.4	4,102,411	79.6
Commercial and industrial loans	15,267	21.3	804,492	13.5	12,418	17.1	561,831	10.9
Equipment financing agreements	12,230	17.1	594,788	10.0	11,249	15.5	487,299	9.5
Total	**$ 71,523**	**100.0%**	**$ 5,967,133**	**100.0%**	**$ 72,557**	**100.0%**	**$ 5,151,541**	**100.0%**

The following table sets forth certain information regarding certain ratios related to our allowance for credit losses for the periods presented:

	As of and for the Year Ended December 31,		
	2022	**2021**	**2020**
	(dollars in thousands)		
Ratios:			
Allowance for credit losses to loans	1.20%	1.41%	1.85%
Nonaccrual loans to loans	0.17%	0.26%	1.70%
Allowance for credit losses to nonaccrual loans	726.42%	543.09%	108.91%
Balance:			
Nonaccrual loans at end of period	$ 9,846	$ 13,360	$ 83,032
Nonperforming loans at end of period	$ 9,846	$ 13,360	$ 83,032

The allowance for credit losses was $71.5 million, $72.6 million and $90.4 million, respectively, as of December 31, 2022, 2021 and 2020, representing a decrease of $1.0 million, or 1.4%, in 2022 and a decrease of $17.8 million, or 19.7%, in 2021. The allowance for credit losses as a percentage of loans decreased to 1.20% as of December 31, 2022 from 1.41% as of December 31, 2021. The decrease in the allowance for credit losses was mainly due to the decline in the allowance attributed to loans collectively evaluated resulting from improvements in macroeconomic conditions and assumptions, offset partially by increased loan production.

The allowance for off-balance sheet exposure, as of December 31, 2022, 2021 and 2020, was $3.1 million, $2.6 million and $2.8 million, respectively, representing an increase of $0.5 million, or 20.4%, in 2022, and a decrease of $0.2 million, or 7.4%, in 2021. The Bank closely monitors the borrower's repayment capabilities, while funding existing commitments to ensure losses are minimized. Based on management's evaluation and analysis of portfolio credit quality and prevailing economic conditions, we believe these allowances were adequate for losses inherent in the loan portfolio and off-balance sheet exposure as of December 31, 2022.

The following table presents a summary of net charge-offs (recoveries) for the loan portfolio:

	For the year ended December 31,								
	2022			**2021**			**2020**		
	Average Loans	**Net (Chargeoffs) Recoveries**	**Net (Chargeoffs) Recoveries to Average Loans**	**Average Loans**	**Net (Chargeoffs) Recoveries**	**Net (Chargeoffs) Recoveries to Average Loans**	**Average Loans**	**Net (Chargeoffs) Recoveries**	**Net (Chargeoffs) Recoveries to Average Loans**
	(dollars in thousands)								
Commercial real estate loans	$ 3,833,043	$ (1,041)	(0.03)%	$ 3,364,940	$ 420	0.01%	$ 3,163,686	$ 34	—%
Construction loans	—	—	—	68,851	8,954	13.00	68,110	(13,478)	(19.79)
Residential loans	541,975	3	—	344,698	6	—	374,789	1	—
Commercial and industrial loans	686,042	654	0.10	580,220	351	0.06	615,423	(12,976)	(2.11)
Equipment financing agreements	535,504	(990)	(0.18)	435,797	(3,454)	(0.79)	462,504	(4,470)	(0.97)
Total	$ 5,596,564	$ (1,374)	(0.02)%	$ 4,794,506	$ 6,277	0.13%	$ 4,684,512	$ (30,889)	(0.66)%

For the year ended December 31, 2022, gross charge-offs were $4.7 million, a decrease of $1.7 million, or 25.9%, from $6.4 million in 2021, and gross recoveries were $3.3 million, a decrease of $9.3 million, or 73.5%, from $12.7 million in 2021. Net loan charge-offs were $1.4 million, or 0.02% of average loans, compared with net loan recoveries of $6.3 million, or 0.13% of average loans and net loan charge-offs of $30.9 million or 0.66% of average loans, respectively, for the years ended December 31, 2022, 2021 and 2020.

Deposits

The following table shows the composition of deposits by type as of the dates indicated:

	As of December 31,					
	2022		**2021**		**2020**	
	Balance	**Percent**	**Balance**	**Percent**	**Balance**	**Percent**
	(dollars in thousands)					
Demand – noninterest-bearing	$ 2,539,602	41.3%	$ 2,574,517	44.5%	$ 1,898,766	36.0%
Interest-bearing:						
Demand	115,573	1.9	125,183	2.2	100,617	1.9
Money market and savings	1,556,690	25.2	2,099,381	36.2	1,991,926	37.7
Uninsured time deposits of more than $250,000:						
Three months or less	44,828	0.7	69,464	1.2	134,543	2.6
Over three months through six months	123,471	2.0	73,808	1.3	70,011	1.3
Over six months through twelve months	191,248	3.1	29,706	0.5	52,401	1.0
Over twelve months	138,451	2.2	549	—	8,633	0.2
Other time deposits	1,458,209	23.6	813,661	14.1	1,018,111	19.3
Total deposits	**$ 6,168,072**	**100.0%**	**$ 5,786,269**	**100.0%**	**$ 5,275,008**	**100.0%**

Total deposits were $6.17 billion, $5.79 billion and $5.28 billion as of December 31, 2022, 2021 and 2020, respectively, representing an increase of $381.8 million, or 6.6%, in 2022, and an increase of $511.3 million, or 9.7%, in 2021. The increase in total deposits for 2022 was primarily attributable to an increase of $969.0 million in time deposits, offset by a decrease of $542.7 million in money market and savings accounts. The changes in the deposit composition from 2021 to 2022 were primarily due to the increase in deposit rates.

The average balance of deposits for the years ended December 31, 2022, 2021 and 2020 were $5.95 billion, $5.56 billion and $4.95 billion, respectively. The average balance of deposits increased 7.0%, 12.4% and 5.4% in 2022, 2021 and 2020, respectively.

As of December 31, 2022, the aggregate amount of uninsured deposits (deposits in amounts greater than $250,000, which is the maximum amount for federal deposit insurance) was $2.65 billion. The aggregate amount of our uninsured time deposits was $498.0 million. In addition, other uninsured deposits, such as demand deposits and money market and savings deposits was $2.15 billion.

Borrowings and Subordinated Debentures

Borrowings mostly take the form of advances from the FHLB. At December 31, 2022, advances from the FHLB were $350.0 million, an increase of $212.5 million from $137.5 million at December 31, 2021. The increase in borrowings in 2022 compared to 2021 was primarily to fund new loan production. At December 31, 2022, the Bank had $100.0 million in term advances and $250.0 million in overnight advances from the FHLB. All FHLB advances were term advances at December 31, 2021.

The following is a summary of FHLB advances with contractual maturities greater than 12 months:

	December 31, 2022		December 31, 2021	
		Weighted		**Weighted**
	Outstanding	**Average**	**Outstanding**	**Average**
FHLB of San Francisco	**Balance**	**Rate**	**Balance**	**Rate**
	(dollars in thousands)			
Advances due over 12 months through 24 months	$ 37,500	0.40%	$ 50,000	0.97%
Advances due over 24 months through 36 months	12,500	1.90	37,500	0.40
Outstanding advances over 12 months	**$ 50,000**	**0.78%**	**$ 87,500**	**0.73%**

The following is financial data pertaining to FHLB advances:

	As of December 31,					
	2022		**2021**		**2020**	
	(dollars in thousands)					
Weighted-average interest rate at end of year		3.57%		1.05%		1.40%
Weighted-average interest rate during the year		1.52%		1.17%		1.42%
Average balance of FHLB advances	$	148,027	$	145,277	$	156,601
Maximum amount outstanding at any month-end	$	350,000	$	162,500	$	300,000

Subordinated debentures were $129.4 million as of December 31, 2022 and $215.0 million as of December 31, 2021. The decrease was due primarily to the $87.3 million redemption of the 2027 Notes on March 30, 2022. Subordinated debentures were comprised of fixed-to-floating subordinated notes of $108.2 million and $194.2 million as of December 31, 2022 and 2021, respectively, and junior subordinated deferrable interest debentures of $21.2 million and $20.8 million as of December 31, 2022 and 2021, respectively. See "Note 10 - Subordinated Debentures" to the consolidated financial statements for more details.

Interest Rate Risk Management

The spread between interest income on interest-earning assets and interest expense on interest-bearing liabilities is the principal component of net interest income, and interest rate changes substantially affect our financial performance. We emphasize capital protection through stable earnings rather than maximizing yield. In order to achieve stable earnings, we prudently manage our assets and liabilities and closely monitor the percentage changes in net interest income and equity value in relation to limits established within our guidelines.

The Company performs simulation modeling to estimate the potential effects of interest rate changes. The following table summarizes as of December 31, 2022, one of the stress simulations performed to forecast the impact of changing interest rates on net interest income and the value of interest-earning assets and interest-bearing liabilities reflected on our balance sheet (i.e., an instantaneous parallel shift in the yield curve of the magnitude indicated below). This sensitivity analysis is compared to policy limits, which specify the maximum tolerance level for net interest income exposure over a 1- to 12-month and a 13- to 24-month horizon, given the basis point adjustment in interest rates reflected below.

	Net Interest Income Simulation					
Change in Interest Rate	**1- to 12-Month Horizon**			**13- to 24-Month Horizon**		
	Dollar Change		**Percentage Change**	**Dollar Change**		**Percentage Change**
	(dollars in thousands)					
300%	$	18,633	7.39%	$	14,544	5.58%
200%	$	11,804	4.68%	$	7,995	3.07%
100%	$	6,761	2.68%	$	6,067	2.33%
(100%)	$	(9,817)	(3.90%)	$	(11,755)	(4.51%)
(200%)	$	(21,346)	(8.47%)	$	(27,397)	(10.51%)
(300%)	$	(35,954)	(14.27%)	$	(47,776)	(18.32%)

	Economic Value of Equity (EVE)		
Change in Interest Rate	**Dollar Change**		**Percentage Change**
	(dollars in thousands)		
300%	$	(2,421)	(0.27%)
200%	$	538	0.06%
100%	$	11,146	1.24%
(100%)	$	(32,806)	(3.66%)
(200%)	$	(92,728)	(10.35%)
(300%)	$	(181,585)	(20.27%)

The estimated sensitivity does not necessarily represent our forecast, and the results may not be indicative of actual changes to our net interest income. These estimates are based upon a number of assumptions, including the timing and magnitude of interest rate changes, prepayments on loans receivable and securities, pricing strategies on loans receivable and deposits, and replacement of asset and liability cash flows.

The key assumptions, based upon loans receivable, securities and deposits, are as follows:

Conditional prepayment rates*:	
Loans receivable	16%
Securities	6%
Deposit rate betas*:	
NOW, savings, money market demand	47%
Time deposits, retail and wholesale	77%

Balance-weighted average

Capital Resources and Liquidity

Capital Resources

Historically, our primary source of capital has been the retention of operating earnings. In order to ensure adequate levels of capital, management periodically assesses projected sources and uses of capital in conjunction with projected increases in assets and levels of risk. Management considers, among other things, earnings generated from operations, and access to capital from financial markets through the issuance of additional securities, including common stock or notes, to meet our capital needs.

In response to the uncertainty surrounding the COVID-19 pandemic, the Board reduced the quarterly cash dividends paid on common stock beginning in the second quarter of 2020. Due to the continued stabilization of Company results and financial condition, the Board authorized an increase in the quarterly cash dividend to $0.12 per share for the second quarter of 2021 from $0.10 per share for the first quarter of 2021. As the effects of the pandemic continued to subside and the Company's results and financial condition improved, the Board again increased the dividend to $0.20 per share for the fourth quarter of 2021, to $0.22 per share for the first and second quarters of 2022 and to $0.25 per share for the third and fourth quarters of 2022. The Board will continue to re-evaluate the level of quarterly dividends in subsequent quarters.

The Company's ability to pay dividends to shareholders depends in part upon dividends it receives from the Bank. California law restricts the amount available for cash dividends to the lesser of a bank's retained earnings or net income for its last three fiscal years (less any distributions to shareholders made during such period). Where the above test is not met, cash dividends may still be paid, with the prior approval of the DFPI, in an amount not exceeding the greatest of: (1) retained earnings of the bank; (2) net income of the bank for its last fiscal year; or (3) the net income of the bank for its current fiscal year. As of January 1, 2023, after giving effect to the 2023 first quarter dividend declared by the Company, the Bank has the ability to pay $166.1 million of dividends without the prior approval of the Commissioner of the DFPI.

At December 31, 2022, the Bank's total risk-based capital ratio of 13.86%, Tier 1 risk-based capital ratio of 12.85%, common equity Tier 1 capital ratio of 12.85%, and Tier 1 leverage capital ratio of 11.07%, placed the Bank in the "well capitalized" category, which is defined as institutions with total risk-based capital ratio equal to or greater than 10.00%, Tier 1 risk-based capital ratio equal to or greater than 8.00%, common equity Tier 1 capital ratio of 6.50%, and Tier 1 leverage capital ratio equal to or greater than 5.00%.

At December 31, 2022, the Company's total risk-based capital ratio, Tier 1 risk-based capital ratio, common equity Tier 1 capital ratio and Tier 1 leverage capital ratio were 14.49%, 11.71%, 11.37%, and 10.07%, respectively, all of which exceeded all of the Company's regulatory capital ratio requirements.

For a discussion of recently implemented changes to the capital adequacy framework prompted by Basel III and the Dodd-Frank Act, see "Note 13 — Regulatory Matters" of Notes to Consolidated Financial Statements in this Report.

Liquidity

The Bank has Contingency Funding Plans ("CFPs") designed to ensure that liquidity sources are sufficient to meet its ongoing obligations and commitments, particularly in the event of a liquidity contraction. The CFPs are designed to examine and quantify its liquidity under various "stress" scenarios. Furthermore, the CFPs provide a framework for management and other critical personnel to follow in the event of a liquidity contraction or in anticipation of such an event. The CFPs address authority for activation and decision making, liquidity options and the responsibilities of key departments in the event of a liquidity contraction.

For a discussion of our liquidity position, see "Note 22 - Liquidity" of Notes to Consolidated Financial Statements in this Report.

Off-Balance Sheet Arrangements

For a discussion of off-balance sheet arrangements, see "Note 19 — Off-Balance Sheet Commitments" of Notes to Consolidated Financial Statements and "Item 1. Business — Off-Balance Sheet Commitments" in this Report.

Recently Issued Accounting Standards Not Yet Effective

Accounting Standards Update ("ASU") **2020-04,** *Reference Rate Reform (Topic 848):* Facilitation of the Effects of Reference Rate Reform on Financial Reporting, On March 12, 2020, the FASB issued ASU 2020-04 to ease the potential burden in accounting for reference rate reform. The amendments in ASU 2020-04 are elective and apply to all entities that have contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued due to reference rate reform.

The new guidance provided several optional expedients that reduce costs and complexity of accounting for reference rate reform, including measures to simplify or modify accounting issues resulting from reference rate reform for contract modifications, hedges, and debt securities.

The amendments are effective for all entities from the beginning of an interim period that includes the issuance date of ASU 2020-04. An entity may elect to apply the amendments prospectively through December 31, 2022.

The adoption of this standard is not expected to have a material effect on the Company's operating results or financial condition.

ASU 2022-02, *Troubled Debt Restructurings and Vintage Disclosures (Topic 326***):** The FASB amended the accounting and disclosure requirements for expected credit losses by removing the recognition and measurement guidance on TDRs and enhancing disclosures pertaining to certain loan refinancings and restructurings by creditors made to borrowers experiencing financial difficulty. Additionally, this standard requires disclosure of current-period gross write-offs by year of origination for financing receivables.

The standard becomes effective for the Company for the interim and annual periods beginning on January 1, 2023. Early adoption is permitted.

The Company is in the process of evaluating the standard and its effect on the Company's financial condition, results of operations, cash flows, and financial statement disclosures.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

For quantitative and qualitative disclosures regarding market risks in the Bank's portfolio, see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations — Interest Rate Risk Management" and "— Capital Resources and Liquidity."

Item 8. Financial Statements and Supplementary Data

The financial statements required to be filed as a part of this Report are set forth on pages 53 through 107.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures

As of December 31, 2022, Hanmi Financial carried out an evaluation of the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, under the supervision and with the participation of our senior management, including our Chief Executive Officer (principal executive officer) and our Chief Financial Officer (principal financial officer). The purpose of the disclosure controls and procedures is to ensure that information required to be disclosed in the reports that are filed or submitted under the Exchange Act, is recorded, processed, summarized and reported, within the time periods specified in the SEC rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Based upon that evaluation, the Company's principal executive officer and principal financial officer concluded that as of December 31, 2022, the Company's disclosure controls and procedures were effective in ensuring that the information required to be disclosed by the Company in the reports it files or submits under the Act is (i) accumulated and communicated to the Company's management (including the Principal Executive Officer and Principal Financial Officer) to allow timely decisions regarding required disclosure, and (ii) recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.

Management's Annual Report on Internal Control Over Financial Reporting

The management of Hanmi Financial is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f) and 15d-15(f) under the Exchange Act. Hanmi Financial's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with GAAP. Internal control over financial reporting includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company's assets;

- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP;

- provide reasonable assurance that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2022. Management based this assessment on criteria for effective internal control over financial reporting described in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Management's assessment included an evaluation of the design of Hanmi Financial's internal control over financial reporting and testing of the operational effectiveness of its internal control over financial reporting. Management reviewed the results of its assessment with the Audit Committee of our Board of Directors. Based on this assessment, management concluded that Hanmi Financial maintained effective internal control over financial reporting as of December 31, 2022.

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) or 15d-15(f) of the Exchange Act) that occurred during the fourth quarter of fiscal 2022 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Attestation Report of the Company's Independent Registered Public Accounting Firm

Crowe LLP, the independent registered public accounting firm that audited and reported on the Consolidated Financial Statements of Hanmi Financial and its subsidiaries, has issued an audit report on the effectiveness of Hanmi Financial's internal control over financial reporting as of December 31, 2022 in accordance with the standards of Public Company Accounting Oversight Board (United States).

Item 9B. Other Information

Not applicable.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Part III

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this Item is incorporated herein by reference to the sections of Hanmi Financial Corporation's Definitive Proxy Statement to be filed with the SEC in connection with its 2023 Annual Meeting of Stockholders (the "2023 Proxy Statement") entitled "Election of Directors," "Corporate Governance Principles and Board Matters," "Executive Compensation — Officers" and "Beneficial Ownership of Principal Stockholders and Management — Delinquent Section 16(a) Reports."

The Company maintains in effect a Code of Business Conduct and Ethics for all employees, executive officers and directors. The codes of conduct are available on the Company's website www.hanmi.com on the "Investors Relations" page and is also available to any person without charge by sending a request to the Corporate Secretary at 900 Wilshire Boulevard, Suite 1250, Los Angeles, California 90017.

Item 11. Executive Compensation

The information required by this Item is incorporated herein by reference to the sections of the 2023 Proxy Statement entitled "Corporate Governance and Board Matters — Director Compensation," "— CHR Committee Interlocks and Insider Participation" and "Executive Compensation."

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information concerning security ownership of certain beneficial owners and management not otherwise included herein is incorporated by reference to the 2023 Proxy Statement under the heading "Beneficial Ownership of Principal Stockholders and Management."

Securities Authorized for Issuance under Equity Compensation Plans

The following table sets forth the total number of shares available for issuance under the Company's equity compensation plans as of December 31, 2022:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	111,000	$ 19.89	1,326,699
Equity compensation plans not approved by security holders	—	—	—
Total equity compensation plans	**111,000**	**$ 19.89**	**1,326,699**

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this Item is incorporated herein by reference to the sections of the 2023 Proxy Statement entitled "Corporate Governance and Board Matters — Director Independence" and "Certain Relationships and Related Transactions."

Item 14. Principal Accounting Fees and Services

The information required by this Item is incorporated herein by reference to the section of the 2023 Proxy Statement entitled "Ratification of the Appointment of the Independent Registered Public Accounting Firm" and "Audit and Non-Audit Fees."

**Part IV**

Item 15. Exhibits and Financial Statement Schedules

    (1)   The financial statements are listed in the Index to consolidated financial statements of this Report.

    (2)   All financial statement schedules have been omitted, as the required information is not applicable, not material or has been included in the notes to consolidated financial statements.

    (3)   The exhibits required to be filed with this Report are listed in the exhibit index included herein.

Item 16. Form 10-K Summary

None.

Hanmi Financial Corporation and Subsidiaries

Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

Shareholders and the Board of Directors of Hanmi Financial Corporation and Subsidiaries
Los Angeles, California

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Hanmi Financial Corporation and Subsidiaries (the "Company") as of December 31, 2022 and 2021, the related consolidated statements of income, comprehensive income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively referred to as the "financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework: (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework: (2013) issued by COSO.

Basis for Opinions

The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Allowance for Credit Losses on Loans - Probability of Default / Loss Given Default Model

The allowance for credit losses on loans (as described in Note 1) is an estimate of expected credit losses, measured over the contractual life of the loans, which considers reasonable and supportable forecasts of future economic conditions in addition to information about past events and current conditions. The Company reported a gross loan portfolio of $6.0 billion and a related allowance for credit losses (ACL) on loans of $71.5 million at December 31, 2022. The Company employed a Probability of Default / Loss Given Default method ("PD/LGD") for the SBA loan portfolio, the Commercial Real Estate loan portfolio, the Residential Real Estate loan portfolio, and the Construction loan portfolio. At December 31, 2022, the Probability of Default / Loss Given Default (PD/LGD) model was applied to 77% of the loan portfolio.

The PD and LGD assumptions are largely based on internal default and loss history but may employ the use of third-party proxy loan information when no such loss history exists internally. The use of proxy loan information requires significant judgment to assess expected performance of the credit portfolio.

The Company leverages economic projections published by established governmental authorities to inform their assessment over primary loss driver forecasts and their determination of the length of the forecast and reversion period. The application of reasonable and supportable forecasts requires significant judgment, including selection of loss drivers, determining the appropriate length of the forecast period, and reversion to long term averages.

We consider the Company's allowance for credit losses on loans for the portion of the portfolio using the PD/LGD model a critical audit matter, particularly as it pertains to management's judgments employed in the application of the regression model. Auditing management's PD/LGD model involved especially subjective auditor judgment in applying and evaluating audit procedures and required significant effort, including the need to involve firm valuation specialists.

The primary procedures we performed to address this critical audit matter included:

- Testing the design and operating effectiveness of controls over the application of the assumptions used to support the PD/LGD model including controls addressing:

  o The completeness and accuracy of internal data

  o Relevance and reliability of peer data used in the Frye-Jacobs estimation technique that impacts the regression model supporting the PD/LGD forecast

  o Third-party model validation

  o Reasonableness of management's judgments and significant assumptions over significant inputs

- Substantively testing management's process, including evaluating management's judgments and assumptions, for developing the estimate of the allowance for credit losses derived with the PD/LGD model, which included:

  o Testing management's methodology and conceptual soundness of the PD/LGD model, for which we used Crowe LLP valuation specialists to assist with evaluating the third-party regression models used in forecasting and loss-driver analysis, and validation of inputs to the model;

- o Evaluating the reasonableness of management's judgments over the selection of proxy loan information when applicable, including evaluating whether judgments were applied as described within the model;

- o Evaluating the reasonableness of management's judgments over the application of reasonable and supportable forecasts, determination of the forecast period and reversion periods, and evaluating the relevance and reliability of external data used to inform management's judgments;

- o Evaluating the procedures and results of the Company's third-party model validation, as well as management's responses to results.

/s/ Crowe LLP

We have served as the Company's auditor since 2019.

Los Angeles, California
February 28, 2023

Hanmi Financial Corporation and Subsidiaries
Consolidated Balance Sheets
(in thousands except share data)

		December 31, 2022		December 31, 2021
Assets				
Cash and due from banks	$	352,421	$	608,965
Securities available for sale, at fair value (amortized cost of $978,796 and $922,654 as of December 31, 2022 and 2021, respectively)		853,838		910,790
Loans held for sale, at the lower of cost or fair value		8,043		13,342
Loans receivable, net of allowance for credit losses of $71,523 and $72,557 as of December 31, 2022 and 2021, respectively		5,895,610		5,078,984
Accrued interest receivable		18,537		11,976
Premises and equipment, net		22,850		24,788
Customers' liability on acceptances		328		—
Servicing assets		7,176		7,080
Goodwill and other intangible assets, net		11,225		11,395
Federal Home Loan Bank ("FHLB") stock, at cost		16,385		16,385
Income tax assets		51,924		44,060
Bank-owned life insurance		55,544		54,905
Prepaid expenses and other assets		84,381		75,917
Total assets	**$**	**7,378,262**	**$**	**6,858,587**
Liabilities and Stockholders' Equity				
Liabilities:				
Deposits:				
Noninterest-bearing	$	2,539,602	$	2,574,517
Interest-bearing		3,628,470		3,211,752
Total deposits		6,168,072		5,786,269
Accrued interest payable		7,792		1,161
Bank's liability on acceptances		328		—
Borrowings		350,000		137,500
Subordinated debentures ($136,800 and $224,100 face amount less unamortized discount and debt issuance costs of $7,391 and $9,094 as of December 31, 2022 and 2021, respectively)		129,409		215,006
Accrued expenses and other liabilities		85,146		75,234
Total liabilities		**6,740,747**		**6,215,170**
Stockholders' equity:				
Preferred Stock, $0.001 par value; authorized 10,000,000 shares; no shares issued as of December 31, 2022 and December 31, 2021		—		—
Common stock, $0.001 par value; authorized 62,500,000 shares; issued 33,708,234 shares (30,485,621 shares outstanding) and 33,603,839 shares (30,407,261 shares outstanding) as of December 31, 2022 and 2021, respectively		33		33
Additional paid-in capital		583,410		580,796
Accumulated other comprehensive loss, net of tax benefit of $35,973 and $3,421 as of December 31, 2022 and 2021, respectively		(88,985)		(8,443)
Retained earnings		269,542		196,784
Less: treasury stock; 3,222,613 shares and 3,196,578 shares as of December 31, 2022 and 2021, respectively		(126,485)		(125,753)
Total stockholders' equity		**637,515**		**643,417**
Total liabilities and stockholders' equity	**$**	**7,378,262**	**$**	**6,858,587**

See Accompanying Notes to Consolidated Financial Statements.

Hanmi Financial Corporation and Subsidiaries
Consolidated Statements of Income
(in thousands, except share and per share data)

		Year Ended December 31,				
		2022		2021		2020
Interest and dividend income:						
Interest and fees on loans receivable	$	257,878	$	208,602	$	211,836
Interest on securities		12,351		6,230		10,536
Dividends on FHLB stock		1,024		941		902
Interest on deposits in other banks		2,560		902		592
Total interest and dividend income		273,813		216,675		223,866
Interest expense:						
Interest on deposits		25,938		11,655		33,994
Interest on borrowings		2,249		1,697		2,367
Interest on subordinated debentures		7,979		8,273		6,607
Total interest expense		36,166		21,625		42,968
Net interest income before credit loss expense		237,647		195,050		180,898
Credit loss expense (recovery)		836		(24,403)		45,454
Net interest income after credit loss expense (recovery)		236,811		219,453		135,444
Noninterest income:						
Service charges on deposit accounts		11,488		11,043		8,485
Trade finance and other service charges and fees		4,805		4,628		4,033
Gain on sale of SBA loans		9,478		17,266		5,247
Net gain (loss) on sales of securities		—		(499)		15,712
Other operating income		8,429		8,058		9,627
Total noninterest income		34,200		40,496		43,104
Noninterest expense:						
Salaries and employee benefits		76,140		72,561		66,988
Occupancy and equipment		17,648		19,075		18,283
Data processing		13,134		12,003		11,222
Professional fees		5,692		5,566		6,771
Supplies and communications		2,638		3,026		3,096
Advertising and promotion		3,637		2,649		2,671
Other operating expenses		11,395		9,575		10,022
Total noninterest expense		130,284		124,455		119,053
Income before tax		140,727		135,494		59,495
Income tax expense		39,333		36,817		17,299
Net income	$	**101,394**	$	**98,677**	$	**42,196**
Basic earnings per share	$	3.33	$	3.22	$	1.38
Diluted earnings per share	$	3.32	$	3.22	$	1.38
Weighted-average shares outstanding:						
Basic		30,299,148		30,393,559		30,280,415
Diluted		30,392,057		30,471,747		30,280,415

See Accompanying Notes to Consolidated Financial Statements.

Hanmi Financial Corporation and Subsidiaries
Consolidated Statements of Comprehensive Income
(in thousands)

	Year Ended December 31,		
	2022	**2021**	**2020**
Net income	$ 101,394	$ 98,677	$ 42,196
Other comprehensive income (loss), net of tax:			
Unrealized gain (loss) on securities:			
Unrealized holding gain (loss) arising during period	(113,094)	(16,686)	15,283
Less: reclassification adjustment for net loss (gain) included in net income	—	499	(15,712)
Income tax benefit (expense) related to items of other comprehensive income	32,552	4,668	123
Other comprehensive income (loss), net of tax	(80,542)	(11,519)	(306)
Comprehensive income	**$ 20,852**	**$ 87,158**	**$ 41,890**

See Accompanying Notes to Consolidated Financial Statements.

Hanmi Financial Corporation and Subsidiaries
Consolidated Statements of Changes in Stockholders' Equity
(in thousands, except share data)

	Common Stock - Number of Shares			Stockholders' Equity					
	Shares Issued	Treasury Shares	Shares Outstanding	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Treasury Stock, at Cost	Total Stockholders' Equity
Balance at December 31, 2019	33,475,402	(2,675,778)	30,799,624	$ 33	$ 575,816	$ 3,382	$ 100,551	$ (116,515)	$ 563,267
Adjustment related to adopting of new accounting standards									
ASU 2016-13 (See Notes 1 and 3)							(12,167)		(12,167)
Adjusted balance at January 1, 2020	33,475,402	(2,675,778)	30,799,624	33	575,816	3,382	88,384	(116,515)	551,100
Restricted stock awards, net of forfeitures	85,399		85,399						
Share-based compensation expense					2,544				2,544
Restricted stock surrendered due to employee tax liability		(31,788)	(31,788)					(335)	(335)
Repurchase of common stock		(135,400)	(135,400)					(2,196)	(2,196)
Cash dividends paid (common stock, $0.52/share)							(15,960)		(15,960)
Net income							42,196		42,196
Change in unrealized gain (loss) on securities available for sale, net of income taxes						(306)			(306)
Balance at December 31, 2020	33,560,801	(2,842,966)	30,717,835	33	578,360	3,076	114,621	(119,046)	577,044
Restricted stock awards, net of forfeitures	43,038		43,038						
Share-based compensation expense					2,436				2,436
Restricted stock surrendered due to employee tax liability		(24,953)	(24,953)					(572)	(572)
Repurchase of common stock		(328,659)	(328,659)					(6,135)	(6,135)
Cash dividends paid (common stock, $0.54/share)							(16,514)		(16,514)
Net income							98,677		98,677
Change in unrealized gain (loss) on securities available for sale, net of income taxes						(11,519)			(11,519)
Balance at December 31, 2021	33,603,839	(3,196,578)	30,407,261	33	580,796	(8,443)	196,784	(125,753)	643,417
Stock options exercised		1,500	1,500		19				19
Restricted stock awards, net of forfeitures	104,395		104,395						
Share-based compensation expense					2,595				2,595
Restricted stock surrendered due to employee tax liability		(27,535)	(27,535)					(732)	(732)
Cash dividends paid (common stock, $0.94/share)							(28,636)		(28,636)
Net income							101,394		101,394
Change in unrealized gain (loss) on securities available for sale, net of income taxes						(80,542)			(80,542)
Balance at December 31, 2022	33,708,234	(3,222,613)	30,485,621	$ 33	$ 583,410	$ (88,985)	$ 269,542	$ (126,485)	$ 637,515

See Accompanying Notes to Consolidated Financial Statements

Hanmi Financial Corporation and Subsidiaries
Consolidated Statements of Cash Flows
(in thousands)

	Year Ended December 31,		
	2022	**2021**	**2020**
Cash flows from operating activities:			
Net income	$ 101,394	$ 98,677	$ 42,196
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	15,056	16,089	10,952
Share-based compensation expense	2,595	2,436	2,544
Credit loss expense (recovery)	836	(24,403)	45,454
(Gain) loss on sales of securities	—	499	(15,712)
Gain on sales of SBA loans	(9,478)	(17,266)	(5,247)
Origination of SBA loans held for sale	(150,825)	(265,743)	(71,692)
Proceeds from sales of SBA loans	165,587	274,132	63,805
Change in bank-owned life insurance	(639)	(1,011)	(1,112)
Change in prepaid expenses and other assets	(24,227)	2,612	(29,986)
Change in income tax assets	24,688	3,312	(2,004)
Change in accrued expenses and other liabilities	22,321	4,395	21,006
Net cash provided by (used in) operating activities	147,308	93,729	60,203
Cash flows from investing activities:			
Purchases of securities available for sale	(166,564)	(513,243)	(837,264)
Proceeds from matured, called and repayment of securities	105,979	275,624	233,572
Proceeds from sales of securities available for sale	—	55,884	495,566
Purchases of loans receivable	(11,200)	(28,862)	(10,400)
Purchases of premises and equipment	(1,926)	(2,724)	(4,392)
Proceeds from disposition of premises and equipment	—	45	842
Proceeds from sales of other real estate owned ("OREO")	809	1,479	159
Change in loans receivable, excluding purchases	(808,604)	(235,242)	(285,670)
Net cash provided by (used in) investing activities	(881,506)	(447,039)	(407,587)
Cash flows from financing activities:			
Change in deposits	381,803	511,261	576,046
Proceeds from borrowings	924,820	45,750	525,418
Repayment of borrowings	(712,320)	(58,250)	(465,418)
Issuance of subordinated debentures	—	107,929	—
Redemption of subordinated debentures, net of treasury debentures	(87,300)	(13,043)	—
Proceeds from exercise of stock options	19	—	—
Cash paid for surrender of vested shares due to employee tax liability	(732)	(572)	(335)
Repurchase of common stock	—	(6,135)	(2,196)
Cash dividends paid	(28,636)	(16,514)	(15,960)
Net cash provided by (used in) financing activities	477,654	570,426	617,555
Net increase (decrease) in cash and due from banks	(256,544)	217,116	270,171
Cash and due from banks at beginning of year	608,965	391,849	121,678
Cash and due from banks at end of period	$ 352,421	$ 608,965	$ 391,849
Supplemental disclosures of cash flow information:			
Interest expense paid	$ 29,535	$ 25,028	$ 49,619
Income taxes paid	$ 12,728	$ 31,400	$ 18,020
Non-cash activities:			
Transfer of loans receivable to other real estate owned	$ 117	$ —	$ 2,652
Income tax (expense) benefit related to items of other comprehensive income	$ 32,552	$ 4,668	$ 123
Change in right-of-use asset obtained in exchange for lease liability	$ 408	$ 2,805	$ 23,207

See Accompanying Notes to Consolidated Financial Statements

Note 1 — Summary of Significant Accounting Policies

Summary of Operations

Hanmi Financial Corporation ("Hanmi Financial," the "Company," "we," "us" or "our") is the holding company of Hanmi Bank (the "Bank").

The Bank is a California state-chartered financial institution insured by the Federal Deposit Insurance Corporation (the "FDIC"). The Bank is a state nonmember bank and the FDIC is its primary federal bank regulator. The California Department of Financial Protection and Innovation is the Bank's primary state bank regulator.

The Bank's primary operations are related to traditional banking activities, including the acceptance of deposits and originating loans and investing in securities. The Bank is a community bank conducting general business banking, with its primary market encompassing the Korean-American and other ethnic communities. The Bank's full-service offices are located in markets where many of the businesses are owned by immigrants and other minority groups. The Bank's client base reflects the multi-ethnic composition of these communities. As of December 31, 2022, the Bank maintained a network of 35 full-service branch offices and 8 loan production offices in California, Texas, Illinois, Virginia, New Jersey, New York, Colorado, Georgia and Washington State.

Basis of Presentation

The accounting and reporting policies of Hanmi Financial and subsidiaries conform, in all material respects, to U.S. generally accepted accounting principles ("GAAP") and general practices within the banking industry. The information set forth in the following notes is presented on a continuing operations basis. The following is a summary of the significant accounting policies consistently applied in the preparation of the accompanying Consolidated Financial Statements.

Principles of Consolidation

The Consolidated Financial Statements include the accounts of Hanmi Financial and its wholly-owned subsidiaries, the Bank and Hanmi Financial Corporation Statutory Trust I. All intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The COVID-19 pandemic has and may continue to materially impact the operations and business results of the Company. The extent to which the COVID-19 crisis may impact business activity or financial results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the coronavirus or new variants and the actions required to contain the coronavirus or treat its impact, among others. This uncertainty may impact the accuracy of our significant estimates, which includes the allowance for credit losses, the allowance for credit losses related to off-balance sheet items, and the valuation of intangible assets including deferred tax assets, goodwill, and servicing assets.

Reclassifications

Certain amounts in the prior years' financial statements and related disclosures were reclassified to conform to the current year presentation with no effect on previously reported net income, stockholders' equity or cash flows.

Segment Reporting

Through our branch network and lending units, we provide a broad range of financial services to individuals and companies. These services include demand, time and savings deposits; and commercial and industrial, real estate and consumer lending. While our chief decision makers monitor the revenue streams of our various products and services, operations are managed and financial performance is evaluated on a company-wide basis. Accordingly, we consider all of our operations to be aggregated in one reportable operating segment.

Cash and Due from Banks

Cash and due from banks include cash, deposits with other financial institutions, and federal funds sold. Net cash flows are reported for customer loan and deposit transactions, interest bearing deposits in other financial institutions, and federal funds purchased and repurchase agreements.

Securities

Securities are classified into three categories and accounted for as follows:

(i)   Securities that we have the positive intent and ability to hold to maturity are classified as "held to maturity" and reported at amortized cost;

(ii)   Securities that are bought and held principally for the purpose of selling them in the near future are classified as "trading securities" and reported at fair value. Unrealized gains and losses are recognized in earnings;

(iii) Securities not classified as held to maturity or trading securities are classified as "available for sale" and reported at fair value. Unrealized gains and losses are reported either in earnings or as a separate component of stockholders' equity as accumulated other comprehensive income, net of income taxes.

Substantially all of the securities held by the Company are available for sale debt securities. For available-for-sale debt securities in an unrealized loss position, the Company first assesses whether it intends to sell, or it is more likely than not that it will be required to sell, the security before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the security's amortized cost basis is written down to fair value through income. For available-for-sale debt securities that do not meet the aforementioned criteria, the Company evaluates whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, management considers the extent to which fair value is less than amortized cost, any changes to the rating of the security by a rating agency, and adverse conditions specifically related to the security, among other factors. If this assessment indicates that a credit loss exists, the present value of cash flows expected to be collected from the security are compared to the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss is recorded and an allowance for credit losses is established, limited by the amount that the fair value is less than the amortized cost basis. Any impairment that has not been recorded through an allowance for credit losses is recognized in other comprehensive income.

Changes in the allowance for credit losses are recorded as a provision for (or reversal of) credit loss expense. Losses are charged against the allowance when management believes the risk of default of an available-for-sale security is confirmed or when either of the criteria regarding intent or requirement to sell is met.

Accrued interest receivable on available-for-sale debt securities totaled $2.4 million and $1.9 million at December 31, 2022 and 2021, respectively, and was excluded from the estimate of credit losses.

Loans receivable

Originated loans: Loans are primarily originated by the Company with the intent to hold them for investment and are stated at the principal amount outstanding, net of deferred fees and costs. Net deferred fees and costs include nonrefundable loan fees, direct loan origination costs and initial direct costs. Net deferred fees or costs are recognized as an adjustment to interest income over the contractual life of the loans using the effective interest method or taken into income when the related loans are paid off or sold. The amortization of loan fees or costs is discontinued when a loan is placed on nonaccrual status. Interest income is recorded on an accrual basis in accordance with the terms of the respective loan and includes prepayment penalties. Equipment financing agreements are similar to commercial business loans in that the financing agreements are typically made on the basis of the borrower's ability to make repayment from the cash flows of the borrower's business.

Nonaccrual loans and nonperforming assets: Loans are placed on nonaccrual status when, in the opinion of management, the full timely collection of principal or interest is in doubt. Generally, the accrual of interest is discontinued when principal or interest payments become 90 or more days past due, unless management believes the loan is adequately collateralized and is in the process of collection. However, in certain instances, we may place a particular loan on nonaccrual status earlier, depending upon the individual circumstances surrounding the loan's status. When an asset is placed on nonaccrual, previously accrued but unpaid interest is reversed against current interest income. Subsequent collections of cash are applied as principal reductions when received, except when the ultimate collectability of principal is probable, in which case interest payments are credited to income. Nonaccrual assets may be restored to accrual status when principal and interest become current and full repayment is expected, which generally occurs after payments of six months. Interest income is recognized on the accrual basis for impaired loans not meeting the criteria for nonaccrual.

Nonperforming assets consist of loans on nonaccrual status, loans 90 days or more past due and still accruing interest, and OREO.

Loans held for sale

Loans originated, or transferred from loans receivable, and intended for sale in the secondary market are carried at the lower of aggregate cost or fair market value. Fair market value, if lower than cost, is determined based on valuations obtained from market participants or the value of underlying collateral, calculated individually. A valuation allowance is established if the market value of such loans is lower than their cost and net unrealized losses, if any, are recognized through a valuation allowance by charges to income. Origination fees on loans held for sale, net of certain costs of processing and closing the loans, are deferred until the time of sale and are included in the computation of the gain or loss from the sale of the related loans.

Allowance for credit losses

On January 1, 2020, the Company adopted ASU 2016-13 Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which replaced the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss ("CECL") approach.

The measurement of expected credit losses under the CECL methodology is applicable to financial assets measured at amortized cost, including loan receivables and held-to-maturity debt securities. It also applies to off-balance sheet credit exposures not accounted for as insurance (loan commitments, financial guarantees, and other similar instruments) and net investments in equipment financing agreements recognized by a lessor in accordance with Topic 842 on leases. In addition, ASU 2016-13 made changes to the accounting for available-for sale debt securities.

The Company adopted ASU 2016-13 using the prospective transition approach for debt securities for which the Company would have recognized other-than-temporary impairment prior to January 1, 2020. However, the Company had no such securities and as a result, there was no effect on the balance sheet related to securities from the adoption of ASU 2016-13. As a result, the amortized cost basis remained the same before and after the effective date of ASU 2016-13.

The Company adopted ASU 2016-13 using the modified retrospective approach for loans carried at amortized cost. This approach resulted in the following changes effective January 1, 2020: a $17.4 million increase to the balance of the allowance for credit losses; a $335,000 decrease to the allowance for off-balance sheet items; and an after-tax charge of $12.2 million to retained earnings.

According to ASU 2016-13, the Company is required to measure its expected credit losses of financial assets on a collective (pool) basis when similar risk characteristic(s) exist. The Company segments the loans primarily by loan types, including the collateral type, loan purpose, contract term, amortization and payment structure, considering that the same type of loans share considerable similar risk characteristics. Depending on the nature of the pool of financial assets with similar risk characteristics, the Company uses a Discounted Cash Flow ("DCF") method, a Probability of Default/Loss Given Default ("PD/LGD") method, or a Weighted Average Remaining Maturity ("WARM") method to estimate expected credit losses.

The Company's methodologies for estimating the allowance for credit losses considers available relevant information about the collectability of cash flows, including information about past events, current conditions, and reasonable and supportable forecasts. The methodologies apply to historical loss information, adjusted for asset-specific characteristics, economic conditions at the measurement date, and forecasts about future economic conditions expected to exist through the contractual lives of the financial assets that were reasonable and supportable, to the identified pools of financial assets with similar risk characteristics. The Company's methodologies revert to historical loss rates on a straight-line basis over twelve quarters when reasonable supportable long-term (1 year or more) forecasts cannot be developed.

The Company has disaggregated the portfolios of financial assets into the following material segments of loans with similar risk characteristics using the following methodologies:

At January 1, 2020, the Company used the DCF method to estimate allowances for credit losses for the commercial property, construction, and residential real estate loan portfolios and the commercial and industrial loan portfolio. For all loan pools utilizing the DCF method, the Company utilized and forecasted the national unemployment rate as the primary loss driver. The Company also utilized and forecasted either the annualized average return rate from the National Council of Real Estate Investment Fiduciaries Property Index for commercial real estate loans or the one-year percentage change in the S&P/Case-Shiller U.S National Home Price Index for residential real estate loans as a second loss driver depending on the nature of the underlying loan pool and how well that loss driver correlated to expected future losses. During the quarter ended June 30, 2020, management determined that, due to model limitations, the regression model that supports the DCF calculation for the commercial property, construction, and residential real estate portfolios did not take into account the high degree of uncertainty of the impact of the COVID-19 pandemic and related government assistance programs on these portfolios. As a result, subsequent to March 31, 2020, the Company determined that the PD/LGD method was more appropriate for these portfolios. This change did not result in a material impact on the Company's financial statements.

For all DCF models at January 1, 2020, the Company determined that four quarters represented a reasonable and supportable forecast period and reverted to a historical loss rate over twelve quarters on a straight-line basis. The Company leveraged quarterly economic projections from the FOMC and the Federal Reserve Economic Data ("FRED") to inform its loss driver forecasts over the four-quarter forecast period. During the quarter ended June 30, 2020, the Company changed from using the FRED unemployment forecast to the Moody's unemployment forecast, as Moody's updates the unemployment forecast on a more frequent and timely basis, and thus provided a more appropriate basis for periodically re-estimating future cash flows. For each of these loan segments, the Company applied an expected loss ratio based on the discounted cash flows adjusted as appropriate for qualitative factors. Qualitative loss factors are based on the Company's judgment of company, market, industry or business specific data, changes in the underlying loan composition of specific portfolios, trends relating to credit quality, delinquency, nonperforming and adversely rated loans, and reasonable and supportable forecasts of economic conditions.

The Company used the PD/LGD method for the SBA portfolio to accommodate the unique nature of these loans. Although the PD/LGD methodology is an element of the DCF model, the stand-alone PD/LGD methodology minimizes complications related to the characteristics of SBA loans. A uniqueness of the SBA portfolio is that U.S. Small Business Administration policy requires servicers to undertake all reasonable collection efforts before charging-off the loan. As a result, the recovery rate for SBA loans tend to be more volatile and not intuitively correlated to economic factors.

The Company used the WARM method to estimate expected credit losses for equipment financing agreements portfolio. The Company applied an expected loss ratio based on internal historical losses adjusted as appropriate for qualitative factors. The Company's evaluation of market, industry or business specific data, changes in the underlying portfolio composition, trends relating to credit quality, delinquency, nonperforming and adversely rated equipment financing agreements, and reasonable and supportable forecasts of economic conditions informed the estimate of qualitative factors.

As permitted by ASU 2016-13, the Company elected to maintain pools of loans accounted for under Accounting Standards Codification ("ASC") 310-30. In accordance with the standard, management did not reassess whether modifications to individual acquired financial assets accounted for in pools were troubled debt restructurings as of the date of adoption.

The Company estimated the allowance for credit losses on loans based on the underlying assets' amortized cost basis.

In the event that collection of principal becomes uncertain, the Company has policies in place to reverse accrued interest in a timely manner. Therefore, the Company has a policy to exclude accrued interest from the measurement of allowance for credit losses.

Expected credit losses are reflected in the allowance for credit losses through a charge to credit loss expense. When the Company deems all or a portion of a financial asset to be uncollectible, the appropriate amount is written off and the allowance for credit losses is reduced by the same amount. Subsequent recoveries, if any, are credited to the allowance for credit losses when received.

The following table illustrates the allowance for credit losses and the related impact under ASU 2016-13 to the Company as of January 1, 2020.

	As Reported Under ASU 2016-13	Pre-ASU 2016-13 Adoption	Impact of ASU 2016-13 Adoption
	(in thousands)		
Real estate loans:			
Commercial property			
Retail	$ 6,785	$ 4,911	$ 1,873
Hospitality	12,387	6,686	5,702
Other	13,415	8,060	5,355
Total commercial property loans	32,587	19,657	12,930
Construction loans	15,590	15,003	587
Residential/consumer loans	2,286	1,775	510
Total real estate loans	50,463	36,435	14,027
Commercial and industrial loans:			
Commercial term loans	12,175	14,077	(1,903)
Commercial lines of credit	1,358	1,887	(529)
International loans	176	242	(65)
Total commercial loans	13,709	16,206	(2,497)
Equipment financing agreements	14,669	8,767	5,902
Allowance for credit losses on loans receivable	**$ 78,841**	**$ 61,408**	**$ 17,432**
Allowance for credit losses on off-balance sheet items	**$ 2,062**	**$ 2,398**	**$ (335)**

Credit Losses on Off-Balance Sheet Credit Exposures

The Company has credit loss exposure for off-balance sheet lending commitments. The Company estimates expected credit losses for off-balance sheet exposures over the contractual period in which it is exposed to credit risk via a contractual obligation to extend credit, unless that obligation is unconditionally cancellable by the Company. The estimate includes consideration of the likelihood that funding will occur and an estimate of expected credit losses on commitments expected to be funded over its estimated life. Adjustments to the allowance for credit losses on off-balance sheet credit exposures is recognized as a provision for credit loss expense.

Individually Evaluated Loans

Individually evaluated loans are measured for expected credit losses based on the present value of expected cash flows discounted at the effective interest rate, the observable market price, or the fair value of collateral. The allowance for collateral-dependent loans is calculated as the difference between the outstanding loan balance and the value of the collateral as determined by recent appraisals, less estimated costs to sell. The allowance for collateral-dependent loans varies based on the collateral coverage of the loan at the time of the designation as nonperforming. We continue to monitor the collateral coverage on these loans on a quarterly basis, based on recent appraisals, and adjust the allowance accordingly.

Troubled Debt Restructuring

A loan is identified as a TDR when a borrower is experiencing financial difficulties and, for economic or legal reasons related to these difficulties, the Company grants a concession to the borrower in the restructuring that it would not otherwise consider. In order to determine whether a borrower is experiencing financial difficulty, an evaluation is performed of the probability that the borrower will be in payment default on any of its debt in the foreseeable future without the modification. This evaluation is performed under the Company's internal underwriting policy. The Company has granted a concession when, as a result of the restructuring, it does not expect to collect all amounts due, including principal and/or interest accrued at the original terms of the loan. The concessions may be granted in various forms, including a below-market change in the stated interest rate, a reduction in the loan balance or accrued interest, an extension of the maturity date, or a note split with principal forgiveness. Generally, a nonaccrual loan that is restructured remains on nonaccrual status for a period of six months to demonstrate that the borrower can perform under the restructured terms. If the borrower's performance under the new terms is not reasonably assured, the loan remains classified as a nonaccrual loan.

Premises and Equipment

Premises and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are computed on the straight-line method over the estimated useful lives of the various classes of assets. The ranges of useful lives for the principal classes of assets are as follows:

Buildings and improvements	10 to 30 years
Furniture and equipment	3 to 10 years
Leasehold improvements	Term of lease or useful life, whichever is shorter
Software	3 years

Impairment of Long-Lived Assets

We review long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be nonperforming, the individual amount to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Other Real Estate Owned and Repossessed Personal Property

Other real estate owned includes real estate acquired through foreclosure and other real estate holdings that are not used in the operation of the Company's business. Other repossessed personal property primarily consists of repossessed leasing equipment. Other real estate owned and repossessed personal property are recorded at the lower of cost or fair value less estimated costs to sell. Subsequent declines in fair value are recorded through expense.

Servicing Assets

Servicing assets are initially recorded at fair value, which represents the price paid, and amortized in proportion to, and over the period of, estimated net servicing income.

Servicing assets are recorded based on the present value of the contractually specified servicing fee, net of adequate compensation cost, for the estimated life of the loan, using a discount rate and a constant prepayment rate. Management periodically evaluates the servicing assets for impairment. Impairment, if it occurs, is recognized in a valuation allowance in the period of impairment.

Goodwill and Other Intangible Assets

Goodwill and other intangible assets consist of acquired intangible assets arising from acquisitions, including core deposit and third-party originator intangibles. The acquired intangible assets are initially measured at fair value and then are amortized on the straight-line method over their estimated useful lives while goodwill is not amortized.

Goodwill and other intangible assets are assessed for impairment annually or whenever events or changes in circumstances indicate the carrying amount may not be recoverable. The Company performed its annual impairment test and determined no impairment existed as of December 31, 2022.

Federal Home Loan Bank Stock

The Bank is a member of the FHLB of San Francisco and is required to own common stock in the FHLB based upon the Bank's balance of outstanding FHLB advances. FHLB stock is carried at cost and may be sold back to the FHLB at its carrying value. FHLB stock is periodically evaluated for impairment based on ultimate recovery of par value. Both cash and stock dividends received are reported as dividend income.

Bank-Owned Life Insurance

We have purchased single premium life insurance policies ("bank-owned life insurance") on certain current and former officers. The Bank and named beneficiaries of various current and former covered officers are the beneficiaries under each policy. In the event of the death of a covered officer, the Bank and named beneficiaries of the covered officer will receive the specified insurance benefit from the insurance carrier. Bank-owned life insurance is recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for other charges or other amounts due, if any, that are probable at settlement. Under the Split Dollar Death Benefit Agreement, upon death of an active or former employee, the designated beneficiary(ies) are eligible to receive benefits, which in the aggregate, totaled $3.0 million at December 31, 2022.

Revenue Recognition

The Company adopted ASU 2014-09, Revenue from Contracts with Customers (Topic 606), as of January 1, 2018. ASU 2014-09 established a principles-based approach to recognizing revenue that applies to all contracts other than those covered by other authoritative U.S. GAAP guidance. Quantitative and qualitative disclosures regarding the nature, amount, timing and uncertainty of revenue and cash flows are also required. The standard's core principle is that a company shall recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. In doing so, companies generally are required to use more judgment and make more estimates than under prior guidance. These may include identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation.

Since the guidance does not apply to revenue associated with financial instruments, including loans and securities that are accounted for under GAAP, the new guidance did not have an impact on revenue most closely associated with our financial instruments, including interest income and expense. The Company completed its overall assessment of revenue streams and review of related contracts potentially affected by the ASU, including revenue streams associated with our noninterest income. Based on this assessment, the Company concluded that ASU 2014-09 did not change the method in which the Company currently recognizes revenue for these revenue streams.

The Company's noninterest income primarily includes service charges on deposit accounts, trade finance and other service charges and fees, servicing income, bank-owned life insurance income and gains or losses on sale of SBA loans and securities. Based on our assessment of revenue streams related to the Company's noninterest income, we concluded that the Company's performance obligations for such revenue streams are typically satisfied as services are rendered. If applicable, the Company records contract liabilities, or deferred revenue, when payments from customers are received or due in advance of providing services to customers, and records contract assets when services are provided to customers before payment is received or before payment is due. The Company's noninterest revenue streams are largely based on transactional activities and since the Company generally receives payments for its services during the period or at the time services are provided, there are no contract asset or receivable balances as of December 31, 2022 and 2021. Consideration is often received immediately or shortly after the Company satisfies its performance obligations and revenue is recognized.

The Company also completed its evaluation of certain costs related to these revenue streams to determine whether such costs should be presented as expenses or contra-revenue (i.e., gross versus net) and concluded that our Consolidated Statements of Income do not include any revenue streams that are impacted by such gross versus net provisions of the new standard. The Company adopted ASU 2014-09 and its related amendments on its required effective date of January 1, 2018 utilizing the modified retrospective approach. Since there was no impact upon adoption of this new standard, a cumulative effect adjustment to opening retained earnings was not necessary.

Income Tax

We provide for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company has invested in limited partnerships formed to develop and operate affordable housing units for lower income tenants throughout California. The partnership interests are accounted for utilizing the proportional amortization method with amortization expense and tax benefits recognized through the income tax provision.

Share-Based Compensation

The Company may provide awards of options, stock appreciation rights, restricted stock awards, restricted stock unit awards, shares granted as a bonus or in lieu of another award, dividend equivalent, other stock-based award or performance award, together with any other right or interest to a participant. Plan participants may include executives and other employees, officers, directors, consultants and other persons who provide services to the Company or its related entities. All stock options granted under its stock-based benefit plans have an exercise price equal to the fair market value of the underlying common stock on the date of grant. Stock options granted generally vest based on three to five years of continuous service and expire 10 years from the date of grant. Restricted stock awards become fully vested after a certain number of years or after certain performance criteria are met. Performance stock units vest upon achievement of certain criteria and may have dividend equivalent rights associated with them. Hanmi Financial becomes entitled to an income tax deduction in an amount equal to the taxable income reported by the holders of the restricted shares when the restrictions are released and the shares are issued. Restricted shares are forfeited if officers and employees terminate prior to the lapsing of restrictions or if certain market condition criteria are not met. Forfeitures of restricted stock are treated as canceled shares.

Excess tax benefits from the exercise or vesting of share-based awards are included as a reduction in the provision for income tax expense in the period in which the exercise or vesting occurs.

Earnings per Share

Earnings per share ("EPS") is calculated on both a basic and a diluted basis. Basic EPS excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted from the issuance of common stock that then shared in earnings. For diluted EPS, weighted-average number of common shares included the impact of unvested restricted stock under the treasury method.

Unvested restricted stock containing rights to non-forfeitable dividends are considered participating securities prior to vesting and have been included in the earnings allocation in computing basic and diluted EPS under the two-class method.

Treasury Stock

In January 2019, the Company's Board of Directors adopted a stock repurchase program. Under this repurchase program, the Company may repurchase up to 5.0% of its outstanding shares or approximately 1.5 million shares of its common stock. The program permits shares to be repurchased in open market or private transactions, through block trades, and pursuant to any trading plan that may be adopted in accordance with Rule 10b5-1 of the Securities and Exchange Commission. The repurchase program may be suspended, terminated or modified at any time for any reason, including market conditions, the cost of repurchasing shares, the availability of alternative investment opportunities, liquidity, and other factors deemed appropriate. These factors may also affect the timing and amount of share repurchases. The repurchase program does not obligate the Company to purchase any particular number of shares. During the year ended December 31, 2022, there were no stock repurchases.

We use the cost method of accounting for treasury stock. The cost method requires us to record the reacquisition cost of treasury stock as a deduction from stockholders' equity on the Consolidated Balance Sheets.

Fair Value of Financial Instruments

Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgement regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect these estimates.

Accounting Standards Adopted in 2022

None.

Recently Issued Accounting Standards Not Yet Effective

ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting: On March 12, 2020, the FASB issued ASU 2020-04 to ease the potential burden in accounting for reference rate reform. The amendments in ASU 2020-04 are elective and apply to all entities that have contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued due to reference rate reform.

The new guidance provided several optional expedients that reduce costs and complexity of accounting for reference rate reform, including measures to simplify or modify accounting issues resulting from reference rate reform for contract modifications, hedges, and debt securities.

ASU 2022-06, Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848: In March 2021, it was announced LIBOR would cease on June 30, 2023. Because the current relief in Topic 848 may not cover a period of time during which a significant number of modifications may take place, the amendments in this ASU will be deferred to December 31, 2024.

The adoption of this standard is not expected to have material effect on the Company's operating results or financial condition.

ASU 2022-02, Troubled Debt Restructurings and Vintage Disclosures (Topic 326): The FASB amended the accounting and disclosure requirements for expected credit losses by removing the recognition and measurement guidance on TDRs and enhancing disclosures pertaining to certain loan refinancings and restructurings by creditors made to borrowers experiencing financial difficulty. Additionally, this standard requires disclosure of current-period gross write-offs by year of origination for financing receivables.

The standard becomes effective for the Company for the interim and annual periods beginning on January 1, 2023. Early adoption is permitted.

The Company is in the process of evaluating the standard and its effect on the Company's financial condition, results of operations, cash flows, and financial statement disclosures.

Note 2 — Securities

The following is a summary of securities available for sale as of December 31, 2022 and 2021:

	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Estimated Fair Value
		(in thousands)		
December 31, 2022				
U.S. Treasury securities	$ 49,690	$ —	$ (1,664)	$ 48,026
U.S. government agency and sponsored agency obligations:				
Mortgage-backed securities - residential	540,590	63	(75,501)	465,152
Mortgage-backed securities - commercial	61,799	—	(10,507)	51,292
Collateralized mortgage obligations	98,236	—	(12,751)	85,485
Debt securities	150,338	—	(11,839)	138,499
Total U.S. government agency and sponsored agency obligations	850,963	63	(110,598)	740,428
Municipal bonds-tax exempt	78,143	—	(12,759)	65,384
Total securities available for sale	**$ 978,796**	**$ 63**	**$ (125,021)**	**$ 853,838**
December 31, 2021				
U.S. Treasury securities	$ 15,457	$ 1	$ (61)	$ 15,397
U.S. government agency and sponsored agency obligations:				
Mortgage-backed securities - residential	558,365	15	(6,449)	551,931
Mortgage-backed securities - commercial	57,028	3	(1,457)	55,574
Collateralized mortgage obligations	95,153	41	(1,590)	93,604
Debt securities	117,499	—	(1,603)	115,896
Total U.S. government agency and sponsored agency obligations	828,045	59	(11,099)	817,005
Municipal bonds-tax exempt	79,152	117	(881)	78,388
Total securities available for sale	**$ 922,654**	**$ 177**	**$ (12,041)**	**$ 910,790**

The amortized cost and estimated fair value of securities as of December 31, 2022, by contractual or expected maturity, are shown below. Collateralized mortgage obligations are included in the table shown below based on their expected maturities. All other securities are included based on their contractual maturities.

	Available for Sale	
	Amortized Cost	Estimated Fair Value
	(in thousands)	
Within one year	$ 28,665	$ 28,043
Over one year through five years	180,322	167,000
Over five years through ten years	39,213	35,318
Over ten years	730,596	623,477
Total	**$ 978,796**	**$ 853,838**

The following table summarizes debt securities available-for-sale in an unrealized loss position for which an allowance for credit losses has not been recorded at December 31, 2022 and 2021, aggregated by major security type and length of time in a continuous unrealized loss position:

	Holding Period								
	Less than 12 Months			12 Months or More			Total		
	Gross Unrealized Loss	Estimated Fair Value	Number of Securities	Gross Unrealized Loss	Estimated Fair Value	Number of Securities	Gross Unrealized Loss	Estimated Fair Value	Number of Securities
	(in thousands, except number of securities)								
December 31, 2022									
U.S. Treasury securities	$ (414)	$ 33,812	14	$ (1,250)	$ 14,215	4	$ (1,664)	$ 48,027	18
U.S. government agency and sponsored agency obligations:									
Mortgage-backed securities - residential	(1,712)	36,009	18	(73,789)	424,302	105	(75,501)	460,311	123
Mortgage-backed securities - commercial	(84)	4,069	1	(10,423)	47,221	14	(10,507)	51,290	15
Collateralized mortgage obligations	(1,011)	23,606	8	(11,740)	61,879	20	(12,751)	85,485	28
Debt securities	(1,103)	31,714	8	(10,736)	106,785	22	(11,839)	138,499	30
Total U.S. government agency and sponsored agency obligations	(3,910)	95,398	35	(106,688)	640,187	161	(110,598)	735,585	196
Municipal bonds-tax exempt	—	—	—	(12,759)	65,385	19	(12,759)	65,385	19
Total	**$ (4,324)**	**$ 129,210**	**49**	**$ (120,697)**	**$ 719,787**	**184**	**$ (125,021)**	**$ 848,997**	**233**
December 31, 2021									
U.S. Treasury securities	$ (61)	$ 8,391	2	$ —	$ —	—	$ (61)	$ 8,391	2
U.S. government agency and sponsored agency obligations:									
Mortgage-backed securities - residential	(5,484)	498,731	92	(965)	41,236	8	(6,449)	539,967	100
Mortgage-backed securities - commercial	(768)	36,879	10	(689)	18,221	3	(1,457)	55,100	13
Collateralized mortgage obligations	(1,256)	76,894	16	(334)	12,548	3	(1,590)	89,442	19
Debt securities	(1,503)	110,996	21	(100)	4,900	1	(1,603)	115,896	22
Total U.S. government agency and sponsored agency obligations	(9,011)	723,500	139	(2,088)	76,905	15	(11,099)	800,405	154
Municipal bonds-tax exempt	(881)	68,548	17	—	—	—	(881)	68,548	17
Total	**$ (9,953)**	**$ 800,439**	**158**	**$ (2,088)**	**$ 76,905**	**15**	**$ (12,041)**	**$ 877,344**	**173**

The Company evaluates its available-for-sale securities portfolio for impairment on a quarterly basis. This assessment takes into account the changes in the credit quality of these debt securities since acquisition and the likelihood of a credit loss occurring over the life of the securities. In the event that a credit loss is expected to occur in the future, an allowance is established and a corresponding credit loss is recognized. Based on this analysis, the Company determined that no credit losses are expected to be realized on the tax-exempt municipal bond portfolio. The remainder of the securities portfolio consists of U.S. Treasury obligations, U.S. government agency securities, and U.S. government sponsored agency securities, all of which have the backing of the U.S. government, and are therefore not expected to incur credit losses.

Realized gains and losses on sales of securities and proceeds from sales of securities were as follows for the periods indicated:

	Year Ended December 31,		
	2022	2021	2020
	(in thousands)		
Gross realized gains on sales of securities	$ —	$ 99	$ 15,712
Gross realized losses on sales of securities	—	(598)	—
Net realized gains (losses) on sales of securities	**$ —**	**$ (499)**	**$ 15,712**
Proceeds from sales of securities	$ —	55,884	495,566

There were no sales of securities for the year ended December 31, 2022.

For the year ended December 31, 2021, the Company recorded $0.5 million in net realized losses from sale of securities that had previously been recognized as net unrealized losses of $0.1 million in comprehensive income. For the year ended December 31, 2020, the Company recorded $15.7 million in net realized gains from the sale of securities that had previously been recognized as net unrealized gains of $15.3 million in comprehensive income.

Securities available for sale with market values of $23.4 million and $34.7 million as of December 31, 2022 and 2021, respectively, were pledged to secure advances from the Federal Reserve Bank discount window facility, and for other purposes as required or permitted by law.

At year-end 2022, there were no holdings of securities of any one issuer, other than the U.S. government and its agencies, in an amount greater than 10% of shareholders' equity.

Note 3 — Loans Receivable

The Board of Directors and management review and approve the Bank's loan policy and procedures on a regular basis to reflect matters such as regulatory and organizational structure changes, strategic planning revisions, concentrations of credit, loan delinquencies and nonperforming loans, and problem loans.

Real estate loans are loans secured by liens or interest in real estate, to provide for the purchase, construction or refinance on real estate properties. Commercial and industrial loans consist of commercial term loans, commercial lines of credit and can include SBA loans. Alternatively, SBA loans can be real estate secured. Equipment financing agreements are typically secured by the business assets being financed. We maintain management loan review and monitoring departments that review and monitor pass graded loans as well as problem loans to prevent further deterioration.

Concentrations of Credit: The majority of the Bank's loan portfolio consists of commercial real estate loans.

Loans receivable, net

Loans receivable consisted of the following as of the dates indicated:

	December 31,	
	2022	2021
	(in thousands)	
Real estate loans:		
Commercial property		
Retail	$ 1,023,608	$ 970,134
Hospitality	646,893	717,692
Other [1]	2,053,675	1,919,033
Total commercial property loans	3,724,176	3,606,859
Construction	109,205	95,006
Residential [2]	734,472	400,546
Total real estate loans	4,567,853	4,102,411
Commercial and industrial loans [3]	804,492	561,831
Equipment financing agreements	594,788	487,299
Loans receivable	5,967,133	5,151,541
Allowance for credit losses	(71,523)	(72,557)
Loans receivable, net	$ 5,895,610	$ 5,078,984

[1] Includes, among other property types, mixed-use, gas station, apartment, office, industrial, faith-based facilities and warehouse; the remaining real estate categories represent less than 1% of the Bank's total loans receivable.

[2] Includes $2.4 million and $3.9 million of home equity loans and lines, and $4.6 million and $6.0 million of personal loans at December 31, 2022 and 2021, respectively.

[3] At December 31, 2022 and 2021, PPP loans were $0.9 million and $3.0 million, respectively.

Accrued interest on loans was $16.0 million and $10.1 million at December 31, 2022 and 2021, respectively.

At December 31, 2022 and 2021, loans of $1.99 billion and $2.30 billion, respectively, were pledged to secure advances from the FHLB.

Loans Held for Sale

The following table details the information on SBA loans held for sale by portfolio segment for the years ended December 31, 2022 and 2021:

	Real Estate	Commercial and Industrial	Total
		(in thousands)	
December 31, 2022			
Balance at beginning of period	$ 6,954	$ 6,388	$ 13,342
Originations and transfers	99,547	51,278	150,825
Sales	(102,720)	(53,389)	(156,109)
Principal paydowns and amortization	(6)	(9)	(15)
Balance at end of period	$ 3,775	$ 4,268	$ 8,043
December 31, 2021			
Balance at beginning of period	$ 8,042	$ 526	$ 8,568
Originations and transfers	87,775	177,968	265,743
Sales	(88,858)	(172,995)	(261,853)
Principal paydowns and amortization	(5)	889	884
Balance at end of period	$ 6,954	$ 6,388	$ 13,342

Loans held for sale was comprised of $8.0 million and $13.3 million of the guaranteed portion of SBA 7(a) loans at December 31, 2022 and 2021, respectively. All second draw PPP loans were sold by the third quarter of 2021. For the year ended December 31, 2021, the Company recognized $3.0 million of gains on the sale of $132.7 million second draw PPP loans.

Allowance for credit losses

The following table details the information on the allowance for credit losses by portfolio segment for the years ended December 31, 2022, 2021 and 2020:

	Real Estate	Commercial and Industrial	Equipment financing agreements	Total
			(in thousands)	
December 31, 2022				
Allowance for credit losses:				
Beginning balance	$ 48,890	$ 12,418	$ 11,249	$ 72,557
Chargeoffs	(1,886)	(524)	(2,312)	(4,722)
Recoveries	848	1,178	1,322	3,348
Provision (recovery) for credit losses	(3,826)	2,195	1,971	340
Ending balance	$ 44,026	$ 15,267	$ 12,230	$ 71,523
December 31, 2021				
Allowance for credit losses:				
Beginning balance	$ 51,876	$ 21,410	$ 17,140	$ 90,426
Chargeoffs	(1,427)	(546)	(4,400)	(6,373)
Recoveries	10,807	897	946	12,650
Provision (recovery) for credit losses	(12,366)	(9,343)	(2,437)	(24,146)
Ending balance	$ 48,890	$ 12,418	$ 11,249	$ 72,557
December 31, 2020				
Allowance for credit losses:				
Beginning balance	$ 36,435	$ 16,206	$ 8,767	$ 61,408
Adjustment related to adoption of ASU 2016-13	14,028	(2,497)	5,902	17,433
Adjusted balance	50,463	13,709	14,669	78,841
Chargeoffs	(15,567)	(13,312)	(5,073)	(33,952)
Recoveries	2,124	336	603	3,063
Provision (recovery) for credit losses	14,856	20,677	6,941	42,474
Ending balance	$ 51,876	$ 21,410	$ 17,140	$ 90,426

The table below presents the allowance for credit losses by portfolio segment as a percentage of the total allowance for credit losses and loans by portfolio segment as a percentage of the aggregate investment of loans receivable for the years ended December 31, 2022 and 2021:

| | December 31, 2022 | | | | December 31, 2021 | | | |
	Allowance Amount	Percentage of Total Allowance	Total Loans	Percentage of Total Loans	Allowance Amount	Percentage of Total Allowance	Total Loans	Percentage of Total Loans
	(dollars in thousands)							
Real estate loans:								
Commercial property								
Retail	$ 7,872	11.0%	$ 1,023,608	17.2%	$ 6,579	9.1%	$ 970,134	18.8%
Hospitality	13,407	18.7	646,893	10.8	22,670	31.2	717,692	13.9
Other	15,349	21.5	2,053,675	34.4	15,065	20.8	1,919,033	37.3
Total commercial property loans	36,628	51.2	3,724,176	62.4	44,314	61.1	3,606,859	70.0
Construction	4,022	5.7	109,205	1.8	4,078	5.6	95,006	1.8
Residential	3,376	4.7	734,472	12.4	498	0.7	400,546	7.8
Total real estate loans	44,026	61.6	4,567,853	76.6	48,890	67.4	4,102,411	79.6
Commercial and industrial loans	15,267	21.3	804,492	13.5	12,418	17.1	561,831	10.9
Equipment financing agreements	12,230	17.1	594,788	10.0	11,249	15.5	487,299	9.5
Total	**$ 71,523**	**100.0%**	**$ 5,967,133**	**100.0%**	**$ 72,557**	**100.0%**	**$ 5,151,541**	**100.0%**

The following table represents the amortized cost basis of collateral-dependent loans by class of loans as of December 31, 2022 and 2021, for which repayment is expected to be obtained through the sale of the underlying collateral and any collateral dependent loans that are still accruing but are considered nonperforming.

| | December 31, | |
	2022	2021
	(in thousands)	
Real estate loans:		
Commercial property		
Retail	$ 1,930	$ 1,917
Hospitality	—	—
Other [1]	256	499
Total commercial property loans	2,186	2,416
Residential	508	982
Total real estate loans	2,694	3,398
Total	**$ 2,694**	**$ 3,398**

[1] Includes, among other property types, mixed-use, gas station, apartment, office, industrial, faith-based facilities and warehouse; the remaining real estate categories represent less than one percent of the Bank's total loans receivable.

Loan Quality Indicators

As part of the on-going monitoring of the quality of our loan portfolio, we utilize an internal loan grading system to identify credit risk and assign an appropriate grade (from 1 to 8) for each loan in our portfolio. A third-party loan review is required on an annual basis. Additional adjustments are made when determined to be necessary. The loan grade definitions are as follows:

Pass and Pass-Watch: Pass and Pass-Watch loans, grades (1-4), are in compliance with the Bank's credit policy and regulatory requirements, and do not exhibit any potential or defined weaknesses as defined under "Special Mention," "Substandard" or "Doubtful." This category is the strongest level of the Bank's loan grading system. It consists of all performing loans with no identified credit weaknesses. It includes cash and stock/security secured loans or other investment grade loans.

Special Mention: A Special Mention loan, grade (5), has potential weaknesses that deserve management's close attention. If not corrected, these potential weaknesses may result in deterioration of the repayment of the debt and result in a Substandard classification. Loans that have significant actual, not potential, weaknesses are considered more severely classified.

Substandard: A Substandard loan, grade (6), has a well-defined weakness that jeopardizes the liquidation of the debt. A loan graded Substandard is not protected by the sound worth and paying capacity of the borrower, or of the value and type of collateral pledged. With a Substandard loan, there is a distinct possibility that the Bank will sustain some loss if the weaknesses or deficiencies are not corrected.

Doubtful: A Doubtful loan, grade (7), is one that has critical weaknesses that would make the collection or liquidation of the full amount due improbable. However, there may be pending events which may work to strengthen the loan, and therefore the amount or timing of a possible loss cannot be determined at the current time.

Loss: A loan classified as Loss, grade (8), is considered uncollectible and of such little value that their continuance as active bank assets is not warranted. This classification does not mean that the loan has absolutely no recovery or salvage value, but rather it is not practical or desirable to defer writing off this asset even though partial recovery may be possible in the future. Loans classified as Loss will be charged off in a timely manner.

Under regulatory guidance, loans graded special mention or worse are considered criticized loans, and loans graded substandard or worse are considered classified loans.

As of December 31, 2022 and 2021, the recorded investment in pass/pass-watch, special mention and classified (substandard, doubtful and loss) loans, disaggregated by loan class, were as follows:

	Pass/Pass-Watch		Special Mention		Classified		Total	
				(in thousands)				
December 31, 2022								
Real estate loans:								
Commercial property								
Retail	$	1,016,442	$	5,236	$	1,930	$	1,023,608
Hospitality		628,698		—		18,195		646,893
Other		2,006,464		29,748		17,463		2,053,675
Total commercial property loans		3,651,604		34,984		37,588		3,724,176
Construction		109,205		—		—		109,205
Residential		733,464		500		508		734,472
Total real estate loans		4,494,273		35,484		38,096		4,567,853
Commercial and industrial loans		758,584		43,529		2,379		804,492
Equipment financing agreements		589,071		—		5,717		594,788
Total loans receivable	$	**5,841,928**	$	**79,013**	$	**46,192**	$	**5,967,133**
December 31, 2021								
Real estate loans:								
Commercial property								
Retail	$	952,651	$	5,949	$	11,534	$	970,134
Hospitality		662,834		36,248		18,610		717,692
Other		1,891,877		9,846		17,310		1,919,033
Total commercial property loans		3,507,362		52,043		47,454		3,606,859
Construction		74,439		20,567		—		95,006
Residential		396,007		3,557		982		400,546
Total real estate loans		3,977,808		76,167		48,436		4,102,411
Commercial and industrial loans		537,652		19,127		5,052		561,831
Equipment financing agreements		480,154		—		7,145		487,299
Total loans receivable	$	**4,995,614**	$	**95,294**	$	**60,633**	$	**5,151,541**

Loans by Vintage Year and Risk Rating

	Term Loans Amortized Cost Basis by Origination Year [1]						Revolving Loans Amortized Cost Basis	Total
	2022	2021	2020	2019	2018	Prior		
	(in thousands)							
December 31, 2022								
Real estate loans:								
Commercial property								
Risk Rating								
Pass / Pass Watch	$ 1,184,361	$ 901,029	$ 600,740	$ 404,786	$ 301,950	$ 207,861	$ 50,877	$ 3,651,604
Special Mention	847	13,384	5,857	7,115	—	6,080	1,701	34,984
Classified	—	—	412	4,312	12,304	20,560	—	37,588
Total commercial property	1,185,208	914,413	607,009	416,213	314,254	234,501	52,578	3,724,176
Construction								
Risk Rating								
Pass / Pass Watch	41,662	67,543	—	—	—	—	—	109,205
Special Mention	—	—	—	—	—	—	—	—
Classified	—	—	—	—	—	—	—	—
Total construction	41,662	67,543	—	—	—	—	—	109,205
Residential								
Risk Rating								
Pass / Pass Watch	405,975	173,236	13,102	232	731	134,766	5,422	733,464
Special Mention	—	—	—	—	—	—	500	500
Classified	12	—	—	—	—	496	—	508
Total residential	405,987	173,236	13,102	232	731	135,262	5,922	734,472
Total real estate loans								
Risk Rating								
Pass / Pass Watch	1,631,998	1,141,808	613,842	405,018	302,681	342,627	56,299	4,494,273
Special Mention	847	13,384	5,857	7,115	—	6,080	2,201	35,484
Classified	12	—	412	4,312	12,304	21,056	—	38,096
Total real estate loans	1,632,857	1,155,192	620,111	416,445	314,985	369,763	58,500	4,567,853
Commercial and industrial loans:								
Risk Rating								
Pass / Pass Watch	368,778	100,537	39,577	24,117	7,342	12,282	205,951	758,584
Special Mention	—	9,285	—	—	29	102	34,113	43,529
Classified	—	—	171	1,097	81	391	639	2,379
Total commercial and industrial loans	368,778	109,822	39,748	25,214	7,452	12,775	240,703	804,492
Equipment financing agreements:								
Risk Rating								
Pass / Pass Watch	305,249	165,313	46,970	52,133	17,608	1,798	—	589,071
Special Mention	—	—	—	—	—	—	—	—
Classified	630	2,542	311	1,581	565	88	—	5,717
Total equipment financing agreements	305,879	167,855	47,281	53,714	18,173	1,886	—	594,788
Total loans receivable:								
Risk Rating								
Pass / Pass Watch	2,306,025	1,407,658	700,389	481,268	327,631	356,707	262,250	5,841,928
Special Mention	847	22,669	5,857	7,115	29	6,182	36,314	79,013
Classified	642	2,542	894	6,990	12,950	21,535	639	46,192
Total loans receivable	$ 2,307,514	$ 1,432,869	$ 707,140	$ 495,373	$ 340,610	$ 384,424	$ 299,203	$ 5,967,133

[1] *Includes extensions, renewals, or modifications of credit contracts, which consist of a new credit decision*

	Term Loans Amortized Cost Basis by Origination Year [1]						Revolving Loans Amortized Cost Basis	Total
	2021	**2020**	**2019**	**2018**	**2017**	**Prior**		
					(in thousands)			
December 31, 2021								
Real estate loans:								
Commercial property								
Risk Rating								
Pass / Pass Watch	$ 1,203,197	$ 706,470	$ 488,250	$ 406,288	$ 277,680	$ 384,064	$ 41,413	$ 3,507,362
Special Mention	—	18,869	7,593	—	6,999	16,879	1,703	52,043
Classified	—	—	5,450	17,247	2,965	21,792	—	47,454
Total commercial property	1,203,197	725,339	501,293	423,535	287,644	422,735	43,116	3,606,859
Construction								
Risk Rating								
Pass / Pass Watch	73,808	631	—	—	—	—	—	74,439
Special Mention	—	—	—	—	—	20,567	—	20,567
Classified	—	—	—	—	—	—	—	—
Total construction	73,808	631	—	—	—	20,567	—	95,006
Residential								
Risk Rating								
Pass / Pass Watch	194,948	16,975	247	19,813	73,567	82,076	8,381	396,007
Special Mention	—	—	—	930	406	2,221	—	3,557
Classified	—	—	—	—	965	17	—	982
Total residential	194,948	16,975	247	20,743	74,938	84,314	8,381	400,546
Total real estate loans								
Risk Rating								
Pass / Pass Watch	1,471,953	724,076	488,497	426,101	351,247	466,140	49,794	3,977,808
Special Mention	—	18,869	7,593	930	7,405	39,667	1,703	76,167
Classified	—	—	5,450	17,247	3,930	21,809	—	48,436
Total real estate loans	1,471,953	742,945	501,540	444,278	362,582	527,616	51,497	4,102,411
Commercial and industrial loans:								
Risk Rating								
Pass / Pass Watch	264,762	55,135	36,937	15,780	10,874	6,016	148,148	537,652
Special Mention	—	274	13,989	—	67	4,802	(5)	19,127
Classified	—	3	708	145	19	886	3,291	5,052
Total commercial and industrial loans	264,762	55,412	51,634	15,925	10,960	11,704	151,434	561,831
Equipment financing agreements:								
Risk Rating								
Pass / Pass Watch	239,738	79,400	101,460	47,485	10,683	1,388	—	480,154
Special Mention	—	—	—	—	—	—	—	—
Classified	716	981	3,575	1,328	347	198	—	7,145
Total equipment financing agreements	240,454	80,381	105,035	48,813	11,030	1,586	—	487,299
Total loans receivable:								
Risk Rating								
Pass / Pass Watch	1,976,453	858,611	626,894	489,366	372,804	473,544	197,942	4,995,614
Special Mention	—	19,143	21,582	930	7,472	44,469	1,698	95,294
Classified	716	984	9,733	18,720	4,296	22,893	3,291	60,633
Total loans receivable	$ 1,977,169	$ 878,738	$ 658,209	$ 509,016	$ 384,572	$ 540,906	$ 202,931	$ 5,151,541

[1] Includes extensions, renewals, or modifications of credit contracts, which consist of a new credit decision

Loans by Vintage Year and Payment Performance

	Term Loans Amortized Cost Basis by Origination Year [1]						Revolving Loans Amortized Cost Basis	Total
	2022	2021	2020	2019	2018	Prior		
				(in thousands)				
December 31, 2022								
Real estate loans:								
Commercial property								
Payment performance								
Performing	$ 1,185,208	$ 914,413	$ 606,597	$ 416,213	$ 312,324	$ 233,643	$ 52,578	$ 3,720,976
Nonperforming	—	—	412	—	1,930	858		3,200
Total commercial property	1,185,208	914,413	607,009	416,213	314,254	234,501	52,578	3,724,176
Construction								
Payment performance								
Performing	41,662	67,543	—	—	—	—	—	109,205
Nonperforming	—	—	—	—	—	—	—	—
Total construction	41,662	67,543	—	—	—	—	—	109,205
Residential								
Payment performance								
Performing	405,975	173,236	13,102	232	731	134,766	5,922	733,964
Nonperforming	12	—	—	—	—	496	—	508
Total residential	405,987	173,236	13,102	232	731	135,262	5,922	734,472
Total real estate loans								
Payment performance								
Performing	1,632,845	1,155,192	619,699	416,445	313,055	368,409	58,500	4,564,145
Nonperforming	12	—	412	—	1,930	1,354	—	3,708
Total real estate loans	1,632,857	1,155,192	620,111	416,445	314,985	369,763	58,500	4,567,853
Commercial and industrial loans:								
Payment performance								
Performing	368,778	109,822	39,577	25,199	7,452	12,539	240,703	804,070
Nonperforming	—	—	171	15	—	236	—	422
Total commercial and industrial loans	368,778	109,822	39,748	25,214	7,452	12,775	240,703	804,492
Equipment financing agreements:								
Payment performance								
Performing	305,249	165,313	46,970	52,133	17,608	1,798	—	589,071
Nonperforming	630	2,542	311	1,581	565	88	—	5,717
Total equipment financing agreements	305,879	167,855	47,281	53,714	18,173	1,886	—	594,788
Total loans receivable:								
Payment performance								
Performing	2,306,872	1,430,327	706,246	493,777	338,115	382,746	299,203	5,957,286
Nonperforming	642	2,542	894	1,596	2,495	1,678	—	9,847
Total loans receivable	$ 2,307,514	$ 1,432,869	$ 707,140	$ 495,373	$ 340,610	$ 384,424	$ 299,203	$ 5,967,133

[1] *Includes extensions, renewals, or modifications of credit contracts, which consist of a new credit decision*

	Term Loans Amortized Cost Basis by Origination Year [1]						Revolving Loans Amortized Cost Basis	Total
	2021	2020	2019	2018	2017	Prior		
				(in thousands)				
December 31, 2021								
Real estate loans:								
Commercial property								
Payment performance								
Performing	$ 1,203,197	$ 725,339	$ 501,293	$ 423,515	$ 286,935	$ 419,464	$ 43,116	$ 3,602,859
Nonperforming	—	—	—	20	709	3,271	—	4,000
Total commercial property	1,203,197	725,339	501,293	423,535	287,644	422,735	43,116	3,606,859
Construction								
Payment performance								
Performing	73,808	631	—	—	—	20,567	—	95,006
Nonperforming	—	—	—	—	—	—	—	—
Total construction	73,808	631	—	—	—	20,567	—	95,006
Residential								
Payment performance								
Performing	194,948	16,975	247	20,743	73,973	84,052	8,381	399,319
Nonperforming	—	—	—	—	965	262	—	1,227
Total residential	194,948	16,975	247	20,743	74,938	84,314	8,381	400,546
Total real estate loans								
Payment performance								
Performing	1,471,953	742,945	501,540	444,258	360,908	524,083	51,497	4,097,184
Nonperforming	—	—	—	20	1,674	3,533	—	5,227
Total real estate loans	1,471,953	742,945	501,540	444,278	362,582	527,616	51,497	4,102,411
Commercial and industrial loans:								
Payment performance								
Performing	264,762	55,409	50,926	15,925	10,956	11,431	151,434	560,843
Nonperforming	—	3	708	—	4	273	—	988
Total commercial and industrial loans	264,762	55,412	51,634	15,925	10,960	11,704	151,434	561,831
Equipment financing agreements:								
Payment performance								
Performing	239,738	79,400	101,460	47,484	10,684	1,388	—	480,154
Nonperforming	716	981	3,575	1,329	346	198	—	7,145
Total equipment financing agreements	240,454	80,381	105,035	48,813	11,030	1,586	—	487,299
Total loans receivable:								
Payment performance								
Performing	1,976,453	877,754	653,926	507,667	382,548	536,902	202,931	5,138,181
Nonperforming	716	984	4,283	1,349	2,024	4,004	—	13,360
Total loans receivable	$ 1,977,169	$ 878,738	$ 658,209	$ 509,016	$ 384,572	$ 540,906	$ 202,931	$ 5,151,541

[1]   *Includes extensions, renewals, or modifications of credit contracts, which consist of a new credit decision*

Nonaccrual Loans and Nonperforming Assets

The following tables represent the amortized cost basis of loans on nonaccrual status and loans past due 90 days and still accruing as of December 31, 2022 and 2021.

	December 31, 2022			
	Nonaccrual Loans With No Allowance for Credit Losses	Nonaccrual Loans With Allowance for Credit Losses	Loans Past Due 90 Days Still Accruing	Total Nonperforming Loans
	(in thousands)			
Real estate loans:				
Commercial property				
Retail	$ 1,929	$ —	$ —	$ 1,929
Other	540	731	—	1,271
Total commercial property loans	2,469	731	—	3,200
Residential	508	—	—	508
Total real estate loans	2,977	731	—	3,708
Commercial and industrial loans	—	422	—	422
Equipment financing agreements	215	5,501	—	5,716
Total	$ 3,192	$ 6,654	$ —	$ 9,846

	December 31, 2021			
	Nonaccrual Loans With No Allowance for Credit Losses	Nonaccrual Loans With Allowance for Credit Losses	Loans Past Due 90 Days Still Accruing	Total Nonperforming Loans
	(in thousands)			
Real estate loans:				
Commercial property				
Retail	$ 1,918	$ —	$ —	$ 1,918
Other	1,745	337	—	2,082
Total commercial property loans	3,663	337	—	4,000
Residential	982	245	—	1,227
Total real estate loans	4,645	582	—	5,227
Commercial and industrial loans	8	980	—	988
Equipment financing agreements	1,172	5,973	—	7,145
Total	$ 5,825	$ 7,535	$ —	$ 13,360

The following is an aging analysis of loans, disaggregated by loan class, as of the dates indicated:

	30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due	Total Past Due	Current	Total
			(in thousands)			
December 31, 2022						
Real estate loans:						
Commercial property						
Retail	$ —	$ —	$ —	$ —	$ 1,023,608	$ 1,023,608
Hospitality	—	—	—	—	646,893	646,893
Other	—	494	—	494	2,053,181	2,053,675
Total commercial property loans	—	494	—	494	3,723,682	3,724,176
Construction	—	—	—	—	109,205	109,205
Residential	313	804	7	1,124	733,348	734,472
Total real estate loans	313	1,298	7	1,618	4,566,235	4,567,853
Commercial and industrial loans	77	79	—	156	804,336	804,492
Equipment financing agreements	5,825	1,271	2,949	10,045	584,743	594,788
Total loans receivable	**$ 6,215**	**$ 2,648**	**$ 2,956**	**$ 11,819**	**$ 5,955,314**	**$ 5,967,133**
December 31, 2021						
Real estate loans:						
Commercial property						
Retail	$ —	$ —	$ —	$ —	$ 970,134	$ 970,134
Hospitality	556	—	—	556	717,136	717,692
Other	92	691	499	1,282	1,917,751	1,919,033
Total commercial property loans	648	691	499	1,838	3,605,021	3,606,859
Construction	—	—	—	—	95,006	95,006
Residential	570	750	556	1,876	398,670	400,546
Total real estate loans	1,218	1,441	1,055	3,714	4,098,697	4,102,411
Commercial and industrial loans	56	9	—	65	561,766	561,831
Equipment financing agreements	3,764	1,992	1,181	6,937	480,362	487,299
Total loans receivable	**$ 5,038**	**$ 3,442**	**$ 2,236**	**$ 10,716**	**$ 5,140,825**	**$ 5,151,541**

There were no loans that were 90 days or more past due and accruing interest as of December 31, 2022 and 2021. $6.9 million and $11.1 million of loans current or past due less than 90 days were classified as nonaccrual at December 31, 2022 and 2021, respectively.

At December 31, 2022, for loans previously modified under the CARES Act, $1.2 million were 30-59 days past due, $0.7 million were 60-89 days past due, and $0.7 million were 90 days or more past due. At December 31, 2021, for loans currently modified loans under the CARES Act, $47,000 were 30-59 days past due and $5,000 were 60-89 days past due, and for loans previously modified under the CARES Act, $1.2 million were 30-59 days past due, $1.1 million were 60-89 days past due, and $1.1 million were 90 days or more past due.

The following table details nonperforming assets as of the dates indicated:

	As of December 31,	
	2022	2021
	(in thousands)	
Nonaccrual loans	$ 9,846	$ 13,360
Loans receivable 90 days or more past due and still accruing	—	—
Total nonperforming loans receivable	9,846	13,360
Other real estate owned ("OREO")	117	675
Total nonperforming assets	**$ 9,963**	**$ 14,035**

OREO consisted of one property with a carrying value of $0.1 million as of December 31, 2022, and one property with a carrying value of $0.7 million as of December 31, 2021. OREO is included in prepaid expenses and other assets in the accompanying Consolidated Balance Sheets as of December 31, 2022 and 2021.

Troubled Debt Restructurings

The following table details the recorded investment in TDRs, disaggregated by concession type and by loan type, as of December 31, 2022 and 2021:

	Nonaccrual TDRs					Accrual TDRs				
	Deferral of Principal	Deferral of Principal and Interest	Reduction of Principal and Interest	Extension of Maturity	Total	Deferral of Principal	Deferral of Principal and Interest	Reduction of Principal and Interest	Extension of Maturity	Total
	(in thousands)									
December 31, 2022										
Real estate loans	$ 255	$ —	$ 84	$ —	$ 339	$ —	$ 1,185	$ —	$ —	$ 1,185
Commercial and industrial loans	—	106	—	—	106	—	—	—	—	—
Total	$ 255	$ 106	$ 84	$ —	$ 445	$ —	$ 1,185	$ —	$ —	$ 1,185
December 31, 2021										
Real estate loans	$ 346	$ 2,046	$ 372	$ —	$ 2,764	$ —	$ —	$ —	$ —	$ —
Commercial and industrial loans	—	124	—	—	124	—	—	—	—	—
Total	$ 346	$ 2,170	$ 372	$ —	$ 2,888	$ —	$ —	$ —	$ —	$ —

Accruing TDRs are collectively evaluated along with performing and accruing loans and nonaccrual TDRs are individually evaluated for specific expected credit losses using one of these three criteria: (1) the present value of expected future cash flows discounted at the loan's effective interest rate; (2) the loan's observable market price; or (3) the fair value of the collateral if the loan is collateral dependent. At December 31, 2022 and 2021, nonaccrual TDRs were subjected to specific expected credit losses analysis. We determined an expected credit loss allowance of $15,000 and $4,000 as of December 31, 2022 and 2021, respectively, related to these loans and such allowances were included in the allowance for credit losses.

The following table presents the number of loans by class modified as troubled debt restructurings that occurred during the years ending December 31, 2022, 2021 and 2020 with their pre- and post-modification recorded amounts.

	December 31, 2022			December 31, 2021			December 31, 2020		
	Number of Loans	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment	Number of Loans	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment	Number of Loans	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
	(in thousands except for number of loans)								
Real estate loans	1	$ 92	$ 84	—	$ —	$ —	5	$ 4,479	$ 3,676
Commercial and industrial loans	—	—	—	—	—	—	—	—	—
Total	1	$ 92	$ 84	—	$ —	$ —	5	$ 4,479	$ 3,676

A loan is considered to be in payment default once it is 30 days contractually past due under the modified terms. No loans defaulted during the twelve months ended December 31, 2022 and 2021, following modification.

Note 4 — Servicing Assets

The changes in servicing assets for the years ended December 31, 2022 and 2021 were as follows:

	As of December 31,	
	2022	2021
	(in thousands)	
Balance at beginning of period	$ 7,080	$ 6,212
Additions related to sale of SBA loans	3,153	3,160
Amortization	(2,672)	(2,292)
Change in valuation allowance	(385)	—
Balance at end of period	$ 7,176	$ 7,080

At December 31, 2022 and 2021, we serviced loans sold to unaffiliated parties in the amount of $523.6 million and $473.5 million, respectively. These loans are maintained off balance sheet and are not included in the loans receivable balance. All of the loans being serviced were SBA loans.

The Company recorded servicing fee income of $4.9 million, $4.6 million and $4.2 million for the years ended December 31, 2022, 2021 and 2020, respectively. Servicing fee income, net of amortization of servicing assets and liabilities, is included in other operating income in the consolidated statements of income.

The fair value of servicing rights was $7.1 million at December 31, 2022. Fair value at December 31, 2022 was determined using discount rates ranging from 21.9% to 25.3% and prepayment speeds ranging from 10.8% to 16.7%, depending on the stratification of the specific servicing right. The fair value of servicing rights was $8.1 million at December 31, 2021. Fair value at December 31, 2021 was determined using discount rates ranging from 10.4% to 16.7% and prepayment speeds ranging from 10.2% to 12.8%, depending on the stratification of the specific servicing right.

Note 5 — Premises and Equipment

The following is a summary of the major components of premises and equipment:

	As of December 31,	
	2022	2021
	(in thousands)	
Land	$ 6,850	$ 6,850
Building and improvements	12,643	12,438
Furniture and equipment	30,341	30,186
Leasehold improvements	18,278	17,462
Leased equipment	—	880
	68,112	67,816
Accumulated depreciation and amortization	(45,262)	(43,028)
Total premises and equipment, net	**$ 22,850**	**$ 24,788**

Depreciation and amortization expense related to premises and equipment was $3.9 million, $4.4 million and $4.0 million for the years ended December 31, 2022, 2021 and 2020, respectively.

Note 6 — Leases

The Company enters into leases in the normal course of business primarily for financial centers, back-office operations locations, business development offices, information technology data centers and information technology equipment. The Company's leases have remaining terms ranging from one to thirteen years, some of which include renewal or termination options to extend the lease for up to five years.

The Company includes lease extension and termination options in the lease term if, after considering relevant economic factors, it is reasonably certain the Company will exercise the option. In addition, the Company has elected to account for any non-lease components in its real estate leases as part of the associated lease component. The Company has also elected not to recognize leases with original lease terms of 12 months or less (short-term leases) on the Company's balance sheet.

Leases are classified as operating or finance leases at the lease commencement date. Lease expense for operating leases and short-term leases is recognized on a straight-line basis over the term of the lease. Right-of-use assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Right-of-use assets and lease liabilities are recognized at the lease commencement date based on the estimated present value of the lease payments over the lease term.

In determining whether a contract contained a lease, we determined whether an arrangement was or included a lease at contract inception. Operating lease right-of-use asset and liability were recognized at commencement date and initially measured based on the present value of lease payments over the defined lease term. The right-of-use asset and lease liability were $40.4 million and $44.2 million, respectively, as of December 31, 2022. The outstanding balances of the right-of-use asset and lease liability were $46.3 million and $49.7 million, respectively, as of December 31, 2021.

In determining the discount rates, since most of our leases do not provide an implicit rate, we used our incremental borrowing rate provided by the FHLB of San Francisco based on the information available at commencement date to calculate the present value of lease payments.

The Company's right-of-use asset is included in prepaid expenses and other assets and our lease liability is included in accrued expenses and other liabilities in the accompanying consolidated balance sheet.

We lease our premises under non-cancelable operating leases. At December 31, 2022, future minimum annual rental commitments under these non-cancelable operating leases, with initial or remaining terms of one year or more, were as follows:

	Amount
	(in thousands)
2023	$ 7,901
2024	7,410
2025	6,855
2026	5,527
2027	5,147
Thereafter	15,439
Remaining lease commitments	48,278
Interest	(4,053)
Present value of lease liability	**$ 44,225**

For the years ended December 31, 2022, 2021 and 2020, net rental expenses recorded under such leases amounted to $8.3 million, $8.5 million, and $8.5 million, respectively.

Weighted average remaining lease terms for the Company's operating leases were 7.12 years and 7.85 years, respectively, as of December 31, 2022 and 2021. Weighted average discount rates used for the Company's operating leases were 2.42% and 2.38%, respectively, as of December 31, 2022 and 2021. Net lease expense recognized for the twelve months ended December 31, 2022, 2021 and 2020 was $8.3 million, $8.5 million and $8.5 million, respectively. This included operating lease costs of $7.9 million, $8.1 million and $8.5 million, for the twelve months ended December 31, 2022, 2021 and 2020, respectively. The Company chose the practical expedients and reviewed the lease and non-lease components for any impairment or otherwise, subsequently determining that no cumulative-effect adjustment to equity was necessary as part of implementing the modified retrospective approach for its adoption of ASC 842**.**

Cash paid, and included in cash flows from operating activities, for amounts included in the measurement of the lease liability for the Company's operating leases for the twelve months ended December 31, 2022, 2021 and 2020 was $8.0 million, $8.0 million and $7.6 million, respectively.

Note 7 — Goodwill and other intangibles

The third-party originators intangible of $483,000 and goodwill of $11.0 million were recorded as a result of the acquisition of an equipment financing agreements portfolio in 2016. The core deposit intangible of $2.2 million was recognized for the core deposits acquired in a 2014 acquisition. The Company's intangible assets were as follows for the periods indicated:

	Amortization Period	December 31, 2022			December 31, 2021		
		Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
		(in thousands)					
Core deposit intangible	10 years	$ 2,213	$ (2,031)	$ 182	$ 2,213	$ (1,900)	$ 313
Third-party originators intangible	7 years	483	(471)	12	483	(432)	51
Goodwill	N/A	11,031	—	11,031	11,031	—	11,031
Total intangible assets		**$ 13,727**	**$ (2,502)**	**$ 11,225**	**$ 13,727**	**$ (2,332)**	**$ 11,395**

The Company performed its annual goodwill impairment analysis in the fourth quarter of 2022 and determined no impairment existed as of December 31, 2022. As of December 31, 2022, management was not aware of any circumstances that would indicate impairment of goodwill or other intangible assets. There were no impairment charges related to intangible assets recorded in earnings in the three years ended December 31, 2022.

Note 8 — Deposits

Time deposits of $250,000 or more at year-end 2022 and 2021 were $697.0 million and $208.5 million, respectively.

At December 31, 2022, the scheduled maturities of time deposits were as follows:

Year Ending December 31,	Time Deposits of $250,000 or More		Other Time Deposits		Total	
		(in thousands)				
2023	$	696,470	$	1,185,020	$	1,881,490
2024		—		68,037		68,037
2025		266		3,151		3,417
2026		263		2,430		2,693
2027 & thereafter		—		570		570
Total	**$**	**696,999**	**$**	**1,259,208**	**$**	**1,956,207**

A summary of interest expense on deposits was as follows for the periods indicated:

	Year Ended December 31,					
	2022		**2021**		**2020**	
		(in thousands)				
Demand: interest-bearing	$	100	$	61	$	70
Money market and savings		12,753		5,199		11,016
Time deposits of $250,000 or more		4,457		726		3,521
Other time deposits		8,628		5,669		19,387
Total interest expense on deposits	**$**	**25,938**	**$**	**11,655**	**$**	**33,994**

Accrued interest payable on deposits was $7.8 million and $1.2 million at December 31, 2022 and 2021, respectively. Total deposits reclassified to loans due to overdrafts at December 31, 2022 and 2021 were $1.2 million and $0.3 million, respectively.

Note 9 — Borrowings

Borrowings consisted of FHLB advances, which represent collateralized obligations with the FHLB. The following is a summary of contractual maturities of FHLB advances:

	As of December 31,							
	2022				**2021**			
	Outstanding Balance		**Weighted Average Rate**		**Outstanding Balance**		**Weighted Average Rate**	
		(dollars in thousands)						
Overnight advances	$	250,000	4.65%	$		—		—%
Advances due within 12 months		50,000	0.97			50,000		1.62
Advances due over 12 months through 24 months		37,500	0.40			50,000		0.97
Advances due over 24 months through 36 months		12,500	1.90			37,500		0.40
Outstanding advances	**$**	**350,000**	**3.57%**	**$**		**137,500**		**1.05%**

The following is financial data pertaining to FHLB advances:

	As of December 31,		
	2022	**2021**	**2020**
	(dollars in thousands)		
Weighted-average interest rate at end of year	3.57%	1.05%	1.40%
Weighted-average interest rate during the year	1.52%	1.17%	1.42%
Average balance of FHLB advances	$ 148,027	$ 145,277	$ 156,601
Maximum amount outstanding at any month-end	$ 350,000	$ 162,500	$ 300,000

We have pledged loans receivable with market values of $1.99 billion as collateral with the FHLB for this borrowing facility. The total borrowing capacity available from the collateral that has been pledged is $1.54 billion, of which $1.07 billion remained available as of December 31, 2022. At December 31, 2022, we had $22.0 million available for use through the Federal Reserve Bank of San Francisco discount window, as we pledged securities with carrying values of $23.4 million, and there were no borrowings.

At December 31, 2022, advances from the FHLB were $350.0 million, an increase of $212.5 million from $137.5 million at December 31, 2021. FHLB overnight advances were $250.0 million while $100.0 million were term borrowings at December 31, 2022. All of the FHLB advances were term borrowings at December 31, 2021. For the years ended December 31, 2022, 2021 and 2020, interest expense on FHLB advances were $2.2 million, $1.7 million and $2.2, respectively, and the weighted-average interest rates were 1.52%, 1.17% and 1.42%, respectively.

Note 10 — Subordinated Debentures

On August 20, 2021, the Company issued Fixed-to-Floating Subordinated Notes ("2031 Notes") of $110.0 million with a final maturity date of September 1, 2031. The 2031 Notes have an initial fixed interest rate of 3.75% per annum, payable semi-annually in arrears on March 1 and September 1 of each year, up to but excluding September 1, 2026. From and including September 1, 2026 and thereafter, the 2031 Notes will bear interest at a floating rate per annum equal to the Benchmark rate (which is expected to be the Three-Month Term SOFR) plus 310 basis points, payable quarterly in arrears on March 1, June 1, September 1 and December 1 of each year. If the then current three-month term SOFR rate is less than zero, the three-month SOFR will be deemed to be zero. Debt issuance cost was $2.1 million, which is being amortized through the 2031 Notes maturity date. At December 31, 2022 and 2021, the balance of the 2031 Notes included in the Company's Consolidated Balance Sheet, net of debt issuance cost, was $108.2 million and $108.0 million, respectively. The amortization of debt issuance cost was $176,000, $62,000 and $0 for the years ended December 31, 2022, 2021 and 2020, respectively.

The Company issued Fixed-to-Floating Subordinated Notes ("2027 Notes") of $100.0 million on March 21, 2017, with a final maturity on March 30, 2027. The Notes have an initial fixed interest rate of 5.45% per annum, payable semi-annually on March 30 and September 30 of each year. From and including March 30, 2022 and thereafter, the 2027 Notes bear interest at a floating rate equal to the then current three-month LIBOR, as calculated on each applicable date of determination, plus 3.315% payable quarterly. If the then current three-month LIBOR is less than zero, three-month LIBOR will be deemed to be zero. Debt issuance cost was $2.3 million, which is being amortized through the Note's maturity date.

During the year ended December 31, 2022, the Company redeemed its 2027 Notes. A portion of the redemption was funded with the proceeds from the Company's 2021 subordinated debt offering. The redemption price for each of the 2027 Notes equaled 100% of the outstanding principal amount redeemed, plus any accrued and unpaid interest thereon. All interest accrued on the 2027 Notes ceased to accrue on and after March 30, 2022. Upon the redemption, the Company recognized a pre-tax charge of $1.1 million for the remaining unamortized debt issuance costs associated with the 2027 Notes. The amortization of debt issuance cost was $1.1 million, $0.3 million and $0.2 million for the years ended December 31, 2022, 2021 and 2020, respectively.

At December 31, 2022 and 2021, the balance of Fixed-to-Floating Subordinated Notes included in the Company's Consolidated Balance Sheet, net of debt issuance cost, was $108.2 million and $194.2 million, respectively.

The Company assumed Junior Subordinated Deferrable Interest Debentures ("Subordinated Debentures") as a result of an acquisition in 2014 with an unpaid principal balance of $26.8 million and an estimated fair value of $18.5 million. The $8.3 million discount is being amortized to interest expense through the debentures' maturity date of March 15, 2036. A trust was formed in 2005 which issued $26.0 million of Trust Preferred Securities ("TPS") at a 6.26% fixed rate for the first five years and a variable rate at the three-month LIBOR plus 140 basis points thereafter and invested the proceeds in the Subordinated Debentures. The Company may redeem the Subordinated Debentures at an earlier date if certain conditions are met. The TPS will be subject to mandatory redemption if the Subordinated Debentures are repaid by the Company. Interest is payable quarterly, and the Company has the option to defer interest payments on the Subordinated Debentures from time to time for a period not to exceed five consecutive years. At December 31, 2022 and 2021, the balance of Subordinated Debentures included in the Company's Consolidated Balance Sheets, net of discount of $5.6 million and $6.0 million, was $21.2 million and $20.8 million, respectively. The amortization of discount was $412,000, $402,000 and $390,000 for the years ended December 31, 2022, 2021 and 2020, respectively.

Note 11 — Income Taxes

In accordance with the provisions of ASC 740, the Company periodically reviews its income tax positions based on tax laws and regulations and financial reporting considerations, and records adjustments as appropriate. This review takes into consideration the status of current taxing authorities' examinations of the Company's tax returns, recent positions taken by the taxing authorities on similar transactions, if any, and the overall tax environment.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	Year Ended December 31,					
	2022		2021		2020	
	(in thousands)					
Unrecognized tax benefits at beginning of year	$	258	$	—	$	73
Gross decreases for tax positions of prior years		—		—		(73)
Gross increase for new tax positions		—		258		—
Unrecognized tax benefits at end of year	**$**	**258**	**$**	**258**	**$**	**—**

The total amount of unrecognized tax benefits that would affect our effective tax rate if recognized was $258,000, $258,000 and $0 as of December 31, 2022, 2021 and 2020, respectively. The Company records interest expense and penalties related to unrecognized tax benefits in income tax expense. The amount of accrued interest was $33,000 and $0 at December 31, 2022 and 2021, respectively. The amount of penalties accrued was $44,000 and $0 at December 31, 2022 and 2021, respectively.

For the year ended December 31, 2022, there was no change to unrecognized tax benefits related to California Enterprise Zone hiring credits. For the year ended December 31, 2021, unrecognized tax benefits increased by $258,000 related to California Enterprise Zone hiring credits. For the year ended December 31, 2020, unrecognized tax benefits decreased by $73,000 related to the filing of state income tax returns for open tax years and jurisdictions in which the Company had nexus.

We account for interest and penalties related to uncertain tax positions as part of our provision for federal and state income taxes. Accrued interest and penalties are included within accrued expenses and liabilities on the Consolidated Balance Sheets.

As of December 31, 2022, the Company is subject to examination by federal and various state tax authorities for certain years ending December 31, 2018 through 2021.

A summary of the provision for income taxes was as follows:

		Year Ended December 31,				
		2022		**2021**		**2020**
		(in thousands)				
Current expense:						
Federal	$	1,310	$	21,805	$	10,565
State		304		10,901		6,310
Total current expense		1,614		32,706		16,875
Deferred expense (benefit):						
Federal	$	27,674		4,914		663
State		10,045		(803)		(239)
Total deferred expense		37,719		4,111		424
Income tax expense	**$**	**39,333**	**$**	**36,817**	**$**	**17,299**

Deferred tax assets and liabilities were as follows:

		Year Ended December 31,				
		2022		**2021**		**2020**
		(in thousands)				
Deferred tax assets:						
Provision for credit losses	$	21,626	$	21,671	$	26,883
Purchase accounting		2,149		3,360		3,902
Net operating loss carryforward		14,590		15,316		15,342
Unrealized loss on securities available for sale		35,973		3,421		—
Lease liability		13,029		14,712		15,562
Tax credits		1,711		—		—
State taxes		54		2,318		1,223
Other		3,793		4,032		3,669
Total deferred tax assets		92,925		64,830		66,581
Deferred tax liabilities:						
Mark to market		(38,916)		(3,531)		(1,660)
Depreciation		(1,292)		(1,292)		(631)
Unrealized gain on securities available for sale		—		—		(1,247)
Leases - right of use assets		(11,932)		(13,738)		(15,044)
Other		(2,836)		(2,650)		(2,228)
Total deferred tax liabilities		(54,976)		(21,211)		(20,810)
Valuation allowance		(1,276)		(1,644)		(4,352)
Net deferred tax assets	**$**	**36,673**	**$**	**41,975**	**$**	**41,418**

As of each reporting date, management considers the realization of deferred tax assets based on management's judgment of various future events and uncertainties, including the timing and amount of future income, as well as the implementation of various tax planning strategies to maximize realization of deferred tax assets. A valuation allowance is provided when it is more likely than not that some portion of deferred tax assets will not be realized. As of December 31, 2022, management determined that a valuation allowance of $1.3 million was appropriate against certain state net operating losses. For all other deferred tax assets, management believes it was more likely than not that these deferred tax assets will be realized principally through future taxable income and reversal of existing taxable temporary differences. As of December 31, 2021, management determined that a valuation allowance of $1.6 million was appropriate against certain state net operating losses.

As of December 31, 2022, the Company had net operating loss carryforwards of $9.7 million and $204.1 million for federal and state income tax purposes, respectively. The federal net operating loss carryforwards of $9.7 million expire at various dates from 2034 to 2035. The state net operating loss carryforwards include California of $142.1 million which expire at various dates from 2031 through 2035, and Illinois of $62.0 million which expire at various dates from 2035-2036. Management determined that a partial valuation allowance was required against the Illinois net operating loss carryforwards. As of December 31, 2022, the Company had $1.7 million low income housing tax credit carryforwards.

Reconciliation between the federal statutory income tax rate and the effective tax rates is shown in the following table:

	Year Ended December 31,		
	2022	**2021**	**2020**
Federal statutory income tax rate	21.00%	21.00%	21.00%
State taxes, net of federal tax benefits	7.33	5.81	7.86
Tax credit - federal	(1.30)	(1.16)	(2.68)
Low-income housing amortization	1.34	1.37	3.02
Other	(0.42)	0.16	(0.12)
Effective tax rate	**27.95%**	**27.18%**	**29.08%**

The CARES Act includes provisions for tax payment relief, significant business incentives, and certain corrections to the 2017 Tax Cuts and Jobs Act, or the Tax Act. The tax relief measures for entities includes a five-year net operating loss carry back, increases in interest expense deduction limits, accelerates alternative minimum tax credit refunds, provides payroll tax relief, and provides a technical correction to allow accelerated deductions for qualified improvement property. ASC Topic 740, Income Taxes, requires the effect of changes in tax law be recognized in the period in which new legislation is enacted. The enactment of the CARES Act was not material to the Company's income taxes for the year ended December 31, 2021.

On December 27, 2020, the U.S. enacted the Consolidated Appropriations Act, 2021 (the "Act") that provides additional tax relief to individuals and businesses affected by the coronavirus pandemic. The provisions of the Act do not have a material impact on the overall income taxes.

Note 12 — Accumulated Other Comprehensive Income (Loss)

Activity in accumulated other comprehensive income for the year ended December 31, 2022, 2021 and 2020 was as follows:

	Unrealized Gains and Losses on Available-for-Sale Securities		Tax Benefit (Expense)		Total	
	(in thousands)					
For the year ended December 31, 2022						
Balance at beginning of period	$	(11,864)	$	3,421	$	(8,443)
Other comprehensive income (loss) before reclassification		(113,094)		32,552		(80,542)
Net current period other comprehensive income		(113,094)		32,552		(80,542)
Balance at end of period	$	**(124,958)**	$	**35,973**	$	**(88,985)**
For the year ended December 31, 2021						
Balance at beginning of period	$	4,323	$	(1,247)	$	3,076
Other comprehensive income (loss) before reclassification		(16,686)		4,668		(12,018)
Reclassification from accumulated other comprehensive income		499		—		499
Net current period other comprehensive income		(16,187)		4,668		(11,519)
Balance at end of period	$	**(11,864)**	$	**3,421**	$	**(8,443)**
For the year ended December 31, 2020						
Balance at beginning of period	$	4,752	$	(1,370)	$	3,382
Other comprehensive income (loss) before reclassification		15,283		123		15,406
Reclassification from accumulated other comprehensive income		(15,712)		—		(15,712)
Net current period other comprehensive income		(429)		123		(306)
Balance at end of period	$	**4,323**	$	**(1,247)**	$	**3,076**

For the year ended December 31, 2022, there was no sale of securities.

For the year ended December 31, 2021, there was a $0.5 million reclassification from accumulated other comprehensive income to net loss on sales of securities in noninterest income. Net unrealized losses of $0.1 million related to these sold securities had previously been recorded in accumulated other comprehensive income or loss.

For the year ended December 31, 2020, there was a $15.7 million reclassification from accumulated other comprehensive income to net gain on sales of securities in noninterest income. Net unrealized gains of $15.3 million related to these sold securities had previously been recorded in accumulated other comprehensive income or loss.

Note 13 — Regulatory Matters

Risk-Based Capital

Federal bank regulatory agencies require bank holding companies and banks to maintain a minimum ratio of qualifying total capital to risk-weighted assets of 8.00% and a minimum ratio of Tier 1 capital to risk-weighted assets of 6.00%. In addition to the risk-based guidelines, federal bank regulatory agencies require bank holding companies and banks to maintain a minimum ratio of Tier 1 capital to average assets, referred to as the leverage ratio, of 4.00%.

In order for banks to be considered "well capitalized," federal bank regulatory agencies require them to maintain a minimum ratio of qualifying total capital to risk-weighted assets of 10.00% and a minimum ratio of Tier 1 capital to risk-weighted assets of 8.00%. In addition to the risk-based guidelines, federal bank regulatory agencies require depository institutions to maintain a minimum ratio of Tier 1 capital to average assets, referred to as the leverage ratio, of 5.00%.

At December 31, 2022, the Bank's capital ratios exceeded the minimum requirements to place the Bank in the "well capitalized" category and the Company exceeded all of its applicable minimum regulatory capital ratio requirements.

A capital conservation buffer of 2.50% must be met to avoid limitations on the ability of the Bank to pay dividends, repurchase shares or pay discretionary bonuses. The Bank's capital conservation buffer was 5.86% and 6.72% and the Company's capital conservation buffer was 5.71% and 5.97% as of December 31, 2022 and 2021, respectively.

In March 2020, the OCC, the Board of Governors of the Federal Reserve System, and the FDIC announced an interim final rule to delay the impact on regulatory capital arising from the implementation of CECL. The interim final rule maintains the three-year transition option in the previous rule and provides banks the option to delay for two years an estimate of CECL's effect on regulatory capital, relative to the incurred loss methodology's effect on regulatory capital, followed by a three-year transition period (five-year transition option). The Company and the Bank adopted the capital transition relief over the permissible five-year period.

The capital ratios of Hanmi Financial and the Bank as of December 31, 2022 and 2021 were as follows:

	Actual		Minimum Regulatory Requirement		Minimum to be Categorized as "Well Capitalized"	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(dollars in thousands)			
December 31, 2022						
Total capital (to risk-weighted assets):						
Hanmi Financial	$ 901,239	14.49%	$ 497,508	8.00%	N/A	N/A
Hanmi Bank	$ 860,503	13.86%	$ 496,607	8.00%	$ 620,758	10.00%
Tier 1 capital (to risk-weighted assets):						
Hanmi Financial	$ 728,344	11.71%	$ 373,131	6.00%	N/A	N/A
Hanmi Bank	$ 797,608	12.85%	$ 372,455	6.00%	$ 496,607	8.00%
Common equity Tier 1 capital (to risk-weighted assets)						
Hanmi Financial	$ 707,101	11.37%	$ 279,848	4.50%	N/A	N/A
Hanmi Bank	$ 797,608	12.85%	$ 279,341	4.50%	$ 403,493	6.50%
Tier 1 capital (to average assets):						
Hanmi Financial	$ 728,344	10.07%	$ 289,311	4.00%	N/A	N/A
Hanmi Bank	$ 797,608	11.07%	$ 288,110	4.00%	$ 360,137	5.00%
December 31, 2021						
Total capital (to risk-weighted assets):						
Hanmi Financial	$ 912,527	16.61%	$ 439,386	8.00%	N/A	N/A
Hanmi Bank	$ 809,280	14.72%	$ 439,858	8.00%	$ 549,822	10.00%
Tier 1 capital (to risk-weighted assets):						
Hanmi Financial	$ 657,251	11.97%	$ 329,539	6.00%	N/A	N/A
Hanmi Bank	$ 748,178	13.61%	$ 329,893	6.00%	$ 439,858	8.00%
Common equity Tier 1 capital (to risk-weighted assets)						
Hanmi Financial	$ 636,420	11.59%	$ 247,155	4.50%	N/A	N/A
Hanmi Bank	$ 748,178	13.61%	$ 247,420	4.50%	$ 357,385	6.50%
Tier 1 capital (to average assets):						
Hanmi Financial	$ 657,251	9.63%	$ 273,133	4.00%	N/A	N/A
Hanmi Bank	$ 748,178	10.96%	$ 273,101	4.00%	$ 341,376	5.00%

Note 14 — Fair Value Measurements

Fair Value Measurements

ASC 820, Fair Value Measurements and Disclosures, defines fair value, establishes a framework for measuring fair value including a three-level valuation hierarchy, and expands disclosures about fair value measurements. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The three-level fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The three levels of inputs that may be used to measure fair value are defined as follows:

- Level 1 - Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

- Level 2 - Significant other observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, and other inputs that are observable or can be corroborated by observable market data.

- Level 3 - Significant unobservable inputs that reflect a company's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Fair value is used on a recurring basis for certain assets and liabilities in which fair value is the primary basis of accounting. Additionally, fair value is used on a non-recurring basis to evaluate assets or liabilities for impairment or for disclosure purposes.

We record securities available for sale at fair value on a recurring basis. Certain other assets, such as loans held for sale, nonperforming loans, OREO, bank-owned premises, and core deposit intangible, are recorded at fair value on a non-recurring basis. Non-recurring fair value measurements typically involve assets that are periodically evaluated for impairment and for which any impairment is recorded in the period in which the re-measurement is performed.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument below:

Securities available for sale - The fair values of securities available for sale are determined by obtaining quoted prices on nationally recognized securities exchanges. If quoted prices are not available, fair values are measured using matrix pricing, which is a mathematical technique used widely in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities' relationship to other benchmark quoted securities, or other model-based valuation techniques requiring observable inputs other than quoted prices such as yield curve, prepayment speeds, and default rates. Level 1 securities include U.S. Treasury securities and mutual funds that are traded on an active exchange or by dealers or brokers in active over-the-counter markets. The fair value of these securities is determined by quoted prices on an active exchange or over-the-counter market. Level 2 securities primarily include mortgage-backed securities, collateralized mortgage obligations, U.S. government agency securities and municipal bonds in markets that are active. In determining the fair value of the securities categorized as Level 2, we obtain reports from an investment accounting service provider detailing the fair value of each investment security held as of each reporting date. The investment accounting service provider obtains prices from nationally recognized pricing services. We review the prices obtained for reasonableness based on our understanding of the marketplace, and also consider any credit issues related to the bonds. As we have not made any adjustments to the market quotes provided to us and as they are based on observable market data, they have been categorized as Level 2 within the fair value hierarchy. Level 3 securities are instruments that are not traded in the market. Therefore, no observable market data for the instrument is available, which necessitates the use of significant unobservable inputs.

Derivatives – The fair values of derivatives are based on valuation models using observable market data as of the measurement date (Level 2). Our derivatives are traded in an over-the-counter market where quoted market prices are not always available. Therefore, the fair values of derivatives are determined using quantitative models that utilize multiple market inputs. The inputs will vary based on the type of derivative, but could include interest rates, prices and indices to generate continuous yield or pricing curves, prepayment rates, and volatility factors to value the position. The majority of market inputs are actively quoted and can be validated through external sources, including brokers, market transactions and third-party pricing services.

Loans held for sale – All loans held for sale are SBA loans carried at the lower of cost or fair value. Management obtains quotes, bids or pricing indication sheets on all, or, part of these loans directly from the purchasing financial institutions. Premiums received, or, to be received on the quotes, bids or pricing indication sheets are indicative of the fact that cost is lower than fair value. At December 31, 2022 and 2021, the entire balance of SBA loans held for sale was recorded at its cost. We record SBA loans held for sale on a nonrecurring basis with Level 2 inputs.

Nonperforming loans – Nonaccrual loans receivable and performing restructured loans receivable are considered nonperforming for reporting purposes and are measured and recorded at fair value on a non-recurring basis. All nonperforming loans with a carrying balance over $250,000 are individually evaluated for the amount of expected credit losses, if any. Nonperforming loans with a carrying balance of $250,000 or less are evaluated collectively. However, from time to time, nonrecurring fair value adjustments to collateral dependent nonperforming loans are recorded based on either the current appraised value of the collateral, a Level 2 measurement, or management's judgment and estimation of value reported on older appraisals that are then adjusted based on recent market trends, a Level 3 measurement.

OREO – Fair value of OREO is based primarily on third party appraisals, less costs to sell and result in a Level 3 classification of the inputs for determining fair value. Appraisals are required annually and may be updated more frequently as circumstances require and the fair value adjustments are made to OREO based on the updated appraised value of the property.

Servicing assets - On a quarterly basis, the Company utilizes a third party service to evaluate servicing assets related to loans sold to unaffiliated parties with servicing retained. Servicing assets are assessed for impairment or increased obligation based on fair value at each reporting date.

Other repossessed assets – Fair value of equipment from leasing contracts is based primarily on a third party valuation service, less costs to sell and result in a Level 3 classification of the inputs for determining fair value. Valuations are required at the time the asset is repossessed and may be subsequently updated periodically due to the Company's short-term possession of the asset prior to its sale, or, as circumstances require and the fair value adjustments are made to the asset based on its value prior to sale.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

As of December 31, 2022 and 2021, assets and liabilities measured at fair value on a recurring basis are as follows:

	Level 1	Level 2	Level 3	
	Quoted Prices in Active Markets for Identical Assets	Significant Observable Inputs with No Active Market with Identical Characteristics	Significant Unobservable Inputs	Total Fair Value
	(in thousands)			
December 31, 2022				
Assets:				
Securities available for sale:				
U.S. Treasury securities	$ 48,026	$ —	$ —	$ 48,026
U.S. government agency and sponsored agency obligations:				
Mortgage-backed securities - residential	—	465,152	—	465,152
Mortgage-backed securities - commercial	—	51,292	—	51,292
Collateralized mortgage obligations	—	85,485	—	85,485
Debt securities	—	138,499	—	138,499
Total U.S. government agency and sponsored agency obligations	—	740,428	—	740,428
Municipal bonds-tax exempt	—	65,384	—	65,384
Total securities available for sale	**$ 48,026**	**$ 805,812**	**$ —**	**$ 853,838**
Derivative financial instruments	$ —	$ 7,507	$ —	$ 7,507
Liabilities:				
Derivative financial instruments	$ —	$ 7,375	$ —	$ 7,375
December 31, 2021				
Assets:				
Securities available for sale:				
U.S. Treasury securities	$ 15,397	$ —	$ —	$ 15,397
U.S. government agency and sponsored agency obligations:				
Mortgage-backed securities - residential	—	551,931	—	551,931
Mortgage-backed securities - commercial	—	55,574	—	55,574
Collateralized mortgage obligations	—	93,604	—	93,604
Debt securities	—	115,896	—	115,896
Total U.S. government agency and sponsored agency obligations	—	817,005	—	817,005
Municipal bonds-tax exempt	—	78,388	—	78,388
Total securities available for sale	**$ 15,397**	**$ 895,393**	**$ —**	**$ 910,790**
Derivative financial instruments	$ —	$ 1,379	$ —	$ 1,379
Liabilities:				
Derivative financial instruments	$ —	$ 1,360	$ —	$ 1,360

Assets and Liabilities Measured at Fair Value on a Non-Recurring Basis

As of December 31, 2022 and 2021, assets and liabilities measured at fair value on a non-recurring basis are as follows:

	Total		Level 1 Prices in Active Markets for Identical Assets		Level 2 Observable Inputs with No Active Market with Identical Characteristics		Level 3 Significant Unobservable Inputs
			(in thousands)				
December 31, 2022							
Assets:							
Collateral dependent loans [1]	$ 2,694	$	—	$	—	$	2,694
Other real estate owned	117		—		—		117
Repossessed personal property	467		—		—		467
Servicing assets	7,176		—		—		7,176
December 31, 2021							
Assets:							
Collateral dependent loans [2]	$ 3,398	$	—	$	—	$	3,398
Other real estate owned	675		—		—		675
Repossessed personal property	8		—		—		8

[1]   Consisted of real estate loans of $2.7 million.

[2]   Consisted of real estate loans of $3.4 million.

The following table represents quantitative information about Level 3 fair value assumptions for assets measured at fair value on a non-recurring basis at December 31, 2022 and 2021:

	Fair Value	Valuation Techniques	Unobservable Input(s)	Range (Weighted Average)
		(dollars in thousands)		
December 31, 2022				
Collateral dependent loans:				
Real estate loans:				
Commercial property				
Retail	$ 1,930	Market approach	Market data comparison	5% to 25% / 16% [1]
Other	256	Market approach	Market data comparison	(42)% to 3% / (24)% [1]
Residential	508	Market approach	Market data comparison	(15)% to 3% / (1)% [1]
Total real estate loans	2,694			
Total	**$ 2,694**			
Other real estate owned	$ 117	Market approach	Market data comparison	(20)% to 20% / (2)% [1]
Repossessed personal property	467	Market approach	Market data comparison	[2]
Servicing assets	7,176	Market approach	Prepayment rate	11% to 17% / 16% [3]
			Discount rate	22% to 25% / 22%
December 31, 2021				
Collateral dependent loans:				
Real estate loans:				
Commercial property				
Retail	$ 1,917	Market approach	Market data comparison	(28)% to 23% / (6)% [1]
Other	499	Market approach	Market data comparison	(20)% to 20% / 0% [1]
Residential	982	Market approach	Market data comparison	(19)% to 8% / 3% [1]
Total real estate loans	3,398			
Total	**$ 3,398**			
Other real estate owned	$ 675	Market approach	Market data comparison	(20)% to (5)% / (12)% [1]
Repossessed personal property	8	Market approach	Market data comparison	[2]

(1) Appraisal reports utilize a combination of valuation techniques including a market approach, where prices and other relevant information generated by market transactions involving similar or comparable properties are used to determine the appraised value. Appraisals may include an 'as is' and 'upon completion' valuation scenarios. Adjustments are routinely made in the appraisal process by third-party appraisers to adjust for differences between the comparable sales and income data. Adjustments also result from the consideration of relevant economic and demographic factors with the potential to affect property values. Also, prospective values are based on the market conditions which exist at the date of inspection combined with informed forecasts based on current trends in supply and demand for the property types under appraisal. Positive adjustments disclosed in this table represent increases to the sales comparison and negative adjustment represent decreases.

(2) The equipment is usually too low in value to use a professional appraisal service. The values are determined internally using a combination of auction values, vendor recommendations and sales comparisons depending on the equipment type. Some highly commoditized equipment, such as commercial trucks have services that provide industry values.

(3) Fair value is based on a valuation model using the present value of estimated future cash flows, prepayment speeds, default rates, and discount rates. Servicing assets are subsequently measured using the amortization method which requires servicing rights to be amortized into income over the period of the estimated future net servicing income of the underlying loans.

ASC 825, Financial Instruments, requires disclosure of the fair value of financial assets and financial liabilities, including those financial assets and financial liabilities that are not measured and reported at fair value on a recurring basis or non-recurring basis. The methodologies for estimating the fair value of financial assets and financial liabilities that are measured on a recurring basis or non-recurring basis are discussed above.

The estimated fair value of financial instruments has been determined by using available market information and appropriate valuation methodologies. However, considerable judgment is required to interpret market data in order to develop estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that we could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

Effective January 1, 2018, the Company adopted ASU 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities (Topic 825). This standard, among other provisions, requires public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes. Other than certain financial instruments for which we have concluded that the carrying amounts approximate fair value, the fair value estimates shown below are based on an exit price notion as of December 31, 2022 and 2021, as required by ASU 2016-01. The financial instruments for which we have concluded that the carrying amounts approximate fair value include: cash and due from banks, accrued interest receivable and payable, and noninterest-bearing deposits.

The estimated fair values of financial instruments were as follows:

	December 31, 2022			
	Carrying Amount	Fair Value Level 1	Fair Value Level 2	Fair Value Level 3
	(in thousands)			
Financial assets:				
Cash and due from banks	$ 352,421	$ 352,421	$ —	$ —
Securities available for sale	853,838	48,026	805,812	—
Loans held for sale	8,043	—	8,423	—
Loans receivable, net of allowance for credit losses	5,895,610	—	—	5,808,190
Accrued interest receivable	18,537	18,537	—	—
Financial liabilities:				
Noninterest-bearing deposits	2,539,602	—	2,539,602	—
Interest-bearing deposits	3,628,470	—	—	3,623,827
Borrowings and subordinated debentures	479,409	—	345,867	126,828
Accrued interest payable	7,792	7,792	—	—

	December 31, 2021			
	Carrying Amount	Fair Value		
		Level 1	Level 2	Level 3
	(in thousands)			
Financial assets:				
Cash and due from banks	$ 608,965	$ 608,965	$ —	$ —
Securities available for sale	910,790	15,397	895,393	—
Loans held for sale	13,342	—	14,723	—
Loans receivable, net of allowance for credit losses	5,078,984	—	—	5,072,282
Accrued interest receivable	11,976	11,976	—	—
Financial liabilities:				
Noninterest-bearing deposits	2,574,517	—	2,574,517	—
Interest-bearing deposits	3,211,752	—	—	3,211,708
Borrowings and subordinated debentures	352,506	—	137,198	213,179
Accrued interest payable	1,161	1,161	—	—

The methods and assumptions used to estimate the fair value of each class of financial instruments for which it was practicable to estimate that value are explained below:

Cash and due from banks – The carrying amounts of cash and due from banks approximate fair value due to the short-term nature of these instruments (Level 1).

Securities – The fair value of securities, consisting of securities available for sale, is generally obtained from market bids for similar or identical securities, from independent securities brokers or dealers, or from other model-based valuation techniques described above (Level 1 and 2).

Loans held for sale – Loans held for sale, representing the guaranteed portion of SBA loans, are carried at the lower of aggregate cost or fair market value, as determined based upon quotes, bids or sales contract prices (Level 2).

Loans receivable, net of allowance for credit losses – The fair value of loans receivable is estimated based on the discounted cash flow approach. To estimate the fair value of the loans, certain loan characteristics such as account types, remaining terms, annual interest rates or coupons, interest types, past delinquencies, timing of principal and interest payments, current market rates, loan-to-value ratios, loss exposures, and remaining balances are considered. Additionally, the Company's prior charge-off rates and loss ratios as well as various other assumptions relating to credit, interest, and prepayment risks are used as part of valuing the loan portfolio. Subsequently, the loans were individually evaluated by sorting and pooling them based on loan types, credit risk grades, and payment types. Consistent with the requirements of ASU 2016-01 which was adopted by the Company on January 1, 2018, the fair value of the Company's loans receivable is considered to be an exit price notion as of December 31, 2022 (Level 3).

The fair value of collateral dependent loans is estimated based on the net realizable fair value of the collateral or the observable market price of the most recent sale or quoted price from loans held for sale. The Company does not record loans at fair value on a recurring basis. Nonrecurring fair value adjustments to collateral dependent loans are recorded based on the current appraised value of the collateral (Level 3).

Accrued interest receivable – The carrying amount of accrued interest receivable approximates its fair value (Level 1).

Noninterest-bearing deposits – The fair value of noninterest-bearing deposits is the amount payable on demand at the reporting date (Level 2).

Interest-bearing deposits – The fair value of interest-bearing deposits, such as savings accounts, money market checking, and certificates of deposit, is estimated based on discounted cash flows. The cash flows for non-maturity deposits, including savings accounts and money market checking, are estimated based on their historical decaying experiences. The discount rate used for fair valuation is based on interest rates currently being offered by the Bank on comparable deposits as to amount and term (Level 3).

Borrowings and subordinated debentures – Borrowings consist of FHLB advances, subordinated debentures and other borrowings. Discounted cash flows based on current market rates for borrowings with similar remaining maturities are used to estimate the fair value of borrowings (Level 2 and 3).

Accrued interest payable – The carrying amount of accrued interest payable approximates its fair value (Level 1).

Note 15 — Share-based Compensation

At December 31, 2022, we had one incentive plan, the 2021 Equity Compensation Plan (the "2021 Plan"), which became effective on May 26, 2021. The 2021 Plan serves as the successor to the 2013 Equity Compensation Plan (the "2013 Plan"). Outstanding awards granted under the 2013 Plan continue to be governed by the 2013 Plan.

The Company may provide awards of options, stock appreciation rights, restricted stock awards, restricted stock unit awards, shares granted as a bonus or in lieu of another award, dividend equivalent, other stock-based award or performance award, together with any other right or interest to a participant. Participants include executives and other employees, officers, directors, consultants and other persons who provide services to the Company or its related entities. Under the 2021 Plan, we may grant equity incentive awards for up to 1,500,000 shares of common stock. As of December 31, 2022, 1,326,699 shares were still available for issuance under the 2021 Plan.

The table below provides the share-based compensation expense and related tax benefits for the periods indicated:

	Year Ended December 31,		
	2022	2021	2020
	(in thousands)		
Share-based compensation expense	$ 2,595	$ 2,436	$ 2,544
Related tax benefits	$ 752	$ 703	$ 734

As of December 31, 2022, unrecognized share-based compensation expense was $2.2 million with an average expected recognition period of 1.9 years.

2013 and 2021 Equity Compensation Plans

Stock Options

All stock options granted under the Plans have an exercise price equal to the fair market value of the underlying common stock on the date of grant. Stock options granted generally vest based on three to five years of continuous service and expire ten years from the date of grant. New shares of common stock are issued or treasury shares are utilized upon the exercise of stock options. There were no options granted during the three years ended December 31, 2022, 2021 or 2020.

The following information under the Plans is presented for the periods indicated:

	Year Ended December 31,		
	2022	2021	2020
	(in thousands)		
Total intrinsic value of options exercised [1]	$ 20	$ —	$ —
Cash received from options exercised	$ 19	$ —	$ —

(1) *Intrinsic value represents the difference between the closing stock price on the exercise date and the exercise price, multiplied by the number of options.*

The following is a summary of stock option transactions under the Plans for the periods indicated:

	Year Ended December 31,					
	2022		2021		2020	
	Number of Shares	Weighted-Average Exercise Price Per Share	Number of Shares	Weighted-Average Exercise Price Per Share	Number of Shares	Weighted-Average Exercise Price Per Share
Options outstanding at beginning of period	115,938	$ 19.58	125,938	$ 19.59	156,438	$ 18.84
Options exercised	1,500	$ 12.54	—	$ —	—	$ —
Options forfeited	—	$ —	(10,000)	$ 19.74	(30,500)	$ 15.73
Options expired	(6,438)	$ 12.54	—	$ —	—	$ —
Options outstanding at end of period	**111,000**	**$ 19.89**	**115,938**	**$ 19.58**	**125,938**	**$ 19.59**
Options exercisable at end of period	111,000	$ 19.89	115,938	$ 19.58	125,938	$ 19.59

As of December 31, 2022, there was no unrecognized compensation cost as all stock options issued under the plan had fully vested.

As of December 31, 2022, stock options outstanding under the Plans were as follows:

	Options Outstanding				Options Exercisable			
	Number of Shares	Intrinsic Value *(1)*	Weighted-Average Exercise Price Per Share	Weighted-Average Remaining Contractual Life	Number of Shares	Intrinsic Value *(1)*	Weighted-Average Exercise Price Per Share	Weighted-Average Remaining Contractual Life
$15.00 to $19.99	50,000	$ 416	$ 16.43	1.66	50,000	$ 416	$ 16.43	1.66
$20.00 to $24.83	61,000	123	22.73	2.84	61,000	123	22.73	2.84
	111,000	**$ 539**	**$ 19.89**	**2.30**	**111,000**	**$ 539**	**$ 19.89**	**2.30**

(1) *Intrinsic value represents the difference between the closing stock price on the last trading day of the period, which was $24.75 as of December 31, 2022, and the exercise price, multiplied by the number of options. This value is presented in thousands.*

Restricted Stock Awards

Restricted stock awards under the Plans become fully vested after a certain number of years or after certain performance criteria are met. Hanmi Financial becomes entitled to an income tax deduction in an amount equal to the taxable income reported by the holders of the restricted shares when the restrictions are released and the shares are issued. Restricted shares are forfeited if officers and employees terminate prior to the lapsing of restrictions. Forfeitures of restricted stock are treated as canceled shares.

The table below provides information for restricted stock awards under the 2013 Plan for the periods indicated:

	2022		2021		2020	
	Number of Shares	Weighted-Average Grant Date Fair Value Per Share	Number of Shares	Weighted-Average Grant Date Fair Value Per Share	Number of Shares	Weighted-Average Grant Date Fair Value Per Share
Restricted stock at beginning of period	152,087	$ 17.24	243,708	$ 15.60	296,201	$ 22.91
Restricted stock granted	101,271	$ 24.56	75,679	$ 19.62	125,896	$ 8.51
Restricted stock vested	(89,699)	$ 23.95	(134,659)	$ 16.01	(137,892)	$ 24.68
Restricted stock forfeited	(7,485)	$ 23.46	(32,641)	$ 15.02	(40,497)	$ 16.55
Restricted stock at end of period	**156,174**	**$ 21.29**	**152,087**	**$ 17.24**	**243,708**	**$ 15.60**

As of December 31, 2022, there was $2.2 million of total unrecognized compensation cost related to nonvested shares granted under the 2013 Plan. The cost is expected to be recognized over a weighted-average period of 1.9 years. The total fair value of shares vested during the years ended December 31, 2022, 2021 and 2020 was $2.1 million, $2.7 million, and $1.4 million, respectively.

Performance Stock Units

During the twelve months ended December 31, 2022, the Company granted to members of executive management 38,036 performance stock units ("PSUs") from the 2021 Plan with a grant date fair value of $0.9 million. PSUs are similar to restricted stock awards, except the recipient does not receive the stock immediately, but instead receives it in accordance to a vesting plan and distribution schedule after achieving required performance milestones and upon remaining with the Company for a particular length of time. Each PSU that vests entitles the recipient to receive one share of the Company's common stock on a specified issuance date.

PSUs granted vest into shares based on a three-year cliff vesting subject to achievement of a total shareholder return ("TSR") performance metric and, for 2022, were determined to have a grant date fair value of $25.10 per share. The fair value of the performance PSUs at the grant date was determined using a Monte Carlo simulation method. The number of PSUs subject to the TSR that ultimately vest at the end of the three-year vesting performance period, if any, will be based on the relative rank of the Company's TSR among the TSRs of a peer group of 51 regional banks. Although the recipient does receive dividend equivalent rights for any dividends paid during the performance period based on the target shares granted, no stockholder rights, including voting, or liquidation rights will be conferred upon the recipient until becoming the record holder of those shares.

The table below provides information for performance stock units under the 2021 Plans for the periods indicated:

	2022		2021		2020	
	Number of Shares	Weighted-Average Grant Date Fair Value Per Share	Number of Shares	Weighted-Average Grant Date Fair Value Per Share	Number of Shares	Weighted-Average Grant Date Fair Value Per Share
Performance stock at beginning of period	66,563	$ 15.25	23,937	$ 9.65	—	$ —
Performance stock granted	38,036	$ 25.10	42,626	$ 18.40	23,937	$ 9.65
Performance stock vested	—	$ —	—	$ —	—	$ —
Performance stock forfeited	—	$ —	—	$ —	—	$ —
Performance stock at end of period	**104,599**	**$ 18.83**	**66,563**	**$ 15.25**	**23,937**	**$ 9.65**

Compensation expense for these units is based on the fair value of the grants at the grant date and is amortized on a straight-line basis over the vesting period. For the twelve months ended December 31, 2022, total compensation expense for the PSUs was $0.8 million. The total fair value of the PSUs at December 31, 2022 was $3.9 million.

Note 16 — Earnings per Share

The following table is a reconciliation of the components used to derive basic and diluted EPS for the periods indicated:

	Net Income (Numerator)	Weighted-Average Shares (Denominator)	Per Share Amount [1]
	(dollars in thousands except share and per share data)		
Year Ended December 31, 2022			
Basic EPS			
Net income	$ 101,394	30,299,148	$ 3.35
Less: income allocated to unvested restricted stock	558	30,299,148	0.02
Basic EPS	$ 100,836	30,299,148	$ 3.33
Effect of dilutive securities - options and unvested restricted stock	—	92,909	—
Diluted EPS			
Net income	$ 101,394	30,392,057	$ 3.34
Less: income allocated to unvested restricted stock	558	30,392,057	0.02
Diluted EPS	$ 100,836	30,392,057	$ 3.32
Year Ended December 31, 2021			
Basic EPS			
Net income	$ 98,677	30,393,559	$ 3.25
Less: income allocated to unvested restricted stock	671	30,393,559	0.02
Basic EPS	$ 98,006	30,393,559	$ 3.22
Effect of dilutive securities - options and unvested restricted stock	—	78,188	—
Diluted EPS			
Net income	$ 98,677	30,471,747	$ 3.24
Less: income allocated to unvested restricted stock	671	30,471,747	0.02
Diluted EPS	$ 98,006	30,471,747	$ 3.22
Year Ended December 31, 2020			
Basic EPS			
Net income	$ 42,196	30,280,415	$ 1.39
Less: income allocated to unvested restricted stock	532	30,280,415	0.02
Basic EPS	$ 41,664	30,280,415	$ 1.38
Effect of dilutive securities - options and unvested restricted stock	—	—	—
Diluted EPS			
Net income	$ 42,196	30,280,415	$ 1.39
Less: income allocated to unvested restricted stock	532	30,280,415	0.02
Diluted EPS	$ 41,664	30,280,415	$ 1.38

[1] *Per share amounts may not be able to be recalculated using net income and weighted-average shares presented above due to rounding.*

There were no anti-dilutive options outstanding for the years ended December 31, 2022, 2021 and 2020.

Note 17 — Employee Benefits

401(k) Plan

We have a 401(k) plan for the benefit of substantially all of our employees. We match 75% of participant contributions to the 401(k) plan up to 8% of each 401(k) plan participant's annual compensation. Contributions to the 401(k) plan were $2.8 million, $2.6 million and $2.4 million for the years ended December 31, 2022, 2021 and 2020, respectively.

Personal Paid Time Off

Full time employees of the Bank are provided a benefit for personal paid time off for vacation and sick time based on their length of employment. As of December 31, 2022 and 2021, the accrued expense liability for personal paid time off was $2.4 million and $3.6 million, respectively.

Bank-Owned Life Insurance

As of December 31, 2022 and 2021, the cash surrender value of bank-owned life insurance was $55.5 million and $54.9 million, respectively. The Bank is the main beneficiary under each policy, although certain current and former employees named on a policy are eligible for their heirs to be paid upon their death. In the event of the death of a covered officer, we will receive the specified insurance benefit from the insurance carrier.

Note 18 — Commitments and Contingencies

In the normal course of business, we are involved in various legal claims. Management has reviewed all legal claims against us with in-house or outside legal counsel and has taken into consideration the views of such counsel as to the outcome of the claims. In management's opinion, the final disposition of all such claims will not have a material adverse effect on our financial position or results of operations.

Note 19 — Off-Balance Sheet Commitments

The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of our customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk similar to the risk involved with on-balance sheet items recognized in the Consolidated Balance Sheets and may expire without ever being utilized.

The Bank's exposure to credit losses in the event of non-performance by the other party to commitments to extend credit and standby letters of credit is represented by the contractual notional amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for extending loan facilities to customers. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon an extension of credit, was based on management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, premises and equipment, and income-producing or borrower-occupied properties.

The following table shows the distribution of undisbursed loan commitments as of the dates indicated:

	December 31,			
	2022		2021	
	(in thousands)			
Commitments to extend credit	$	780,543	$	626,474
Standby letters of credit		71,829		49,287
Commercial letters of credit		19,945		39,261
Total undisbursed loan commitments	**$**	**872,317**	**$**	**715,022**

The allowance for credit losses related to off-balance sheet items is maintained at a level believed to be sufficient to absorb probable losses related to these unfunded credit facilities. The determination of the allowance adequacy is based on periodic evaluations of the unfunded credit facilities including an assessment of the probability of commitment usage, credit risk factors for loans outstanding to these same customers, and the terms and expiration dates of the unfunded credit facilities. Net adjustments to the allowance for credit losses related to off-balance sheet items are included in other operating expenses.

Activity in the allowance for credit losses related to off-balance sheet items was as follows for the periods indicated:

	As of and for the Year Ended December 31,		
	2022	2021	2020
	(in thousands)		
Balance at beginning of period	$ 2,586	$ 2,792	$ 2,397
Adjustment related to adoption of ASU 2016-13	—	—	(335)
Adjusted balance	$ 2,586	2,792	2,062
Provision (recovery) for credit losses	528	(206)	730
Balance at end of period	$ 3,114	$ 2,586	$ 2,792

Note 20 — Derivative Financial Instruments

The Company's derivative financial instruments consist entirely of interest rate swap agreements between the Company and its customers and other third party counterparties. The Company enters into "back to back swap" arrangements whereby the Company executes interest rate swap agreements with its customers and acquires an offsetting swap position from a third party counterparty. These derivative financial statements are accounted for at fair value, with changes in fair value recognized in the Company's Consolidated Statements of Income.

The table below presents the fair value of the Company's derivative financial instruments as well as their classification on the Balance Sheet as of December 31, 2022 and 2021.

As of December 31, 2022	Derivative Assets			Derivative Liabilities		
	Notional Amount	Balance Sheet Location	Fair Value	Notional Amount	Balance Sheet Location	Fair Value
			(in thousands)			
Derivatives not designated as hedging instruments						
Interest rate products	$ 61,460	Other Assets	$ 7,507	$ 61,460	Other Liabilities	$ 7,375
Total derivatives not designated as hedging instruments			$ 7,507			$ 7,375

As of December 31, 2021	Derivative Assets			Derivative Liabilities		
	Notional Amount	Balance Sheet Location	Fair Value	Notional Amount	Balance Sheet Location	Fair Value
			(in thousands)			
Derivatives not designated as hedging instruments						
Interest rate products	$ 61,968	Other Assets	$ 1,379	$ 61,968	Other Liabilities	$ 1,360
Total derivatives not designated as hedging instruments			$ 1,379			$ 1,360

The table below presents the effect of the Company's derivative financial instruments that are not designated as hedging instruments on the Income Statement as of December 31, 2022 and 2021.

Derivatives Not Designated as Hedging Instruments under Subtopic 815-20	Location of Gain or (Loss) Recognized in Income on Derivative	Amount of Gain or (Loss) Recognized in Income on Derivative	
		For the Year Ended December 31,	
		2022	2021
		(in thousands)	
Interest rate products	Other income	$ 113	$ 80
Total		$ 113	$ 80

The Company did not recognize any fee income from its derivative financial instruments for both the twelve months ended December 31, 2022 and 2021. Derivative financial instruments fee income recognized for the twelve months ended December 31, 2020 was $1.1 million.

The table below presents a gross presentation, the effects of offsetting, and a net presentation of the Company's derivatives as of December 31, 2022 and 2021. The net amounts of derivative assets or liabilities can be reconciled to the tabular disclosure of fair value. The tabular disclosure of fair value provides the location that derivative assets and liabilities are presented on the Balance Sheet.

Offsetting of Derivative Assets

As of December 31, 2022

	Gross Amounts of Recognized Assets	Gross Amounts Offset in the Statement of Financial Position	Net Amounts of Assets presented in the Statement of Financial Position	Gross Amounts Not Offset in the Consolidated Balance Sheets		Net Amount
				Financial Instruments	Cash Collateral Received	
			(in thousands)			
Derivatives	$ 7,507	$ —	$ 7,507	$ 7,375	$ 132	$ —

Offsetting of Derivative Liabilities

As of December 31, 2022

	Gross Amounts of Recognized Liabilities	Gross Amounts Offset in the Statement of Financial Position	Net Amounts of Liabilities presented in the Statement of Financial Position	Gross Amounts Not Offset in the Consolidated Balance Sheets		Net Amount
				Financial Instruments	Cash Collateral Provided	
			(in thousands)			
Derivatives	$ 7,375	$ —	$ 7,375	$ 7,375	$ —	$ —

Offsetting of Derivative Assets

As of December 31, 2021

	Gross Amounts of Recognized Assets	Gross Amounts Offset in the Statement of Financial Position	Net Amounts of Assets presented in the Statement of Financial Position	Gross Amounts Not Offset in the Consolidated Balance Sheets		Net Amount
				Financial Instruments	Cash Collateral Received	
			(in thousands)			
Derivatives	$ 1,379	$ —	$ 1,379	$ 1,360	$ 19	$ —

Offsetting of Derivative Liabilities

As of December 31, 2021

	Gross Amounts of Recognized Liabilities	Gross Amounts Offset in the Statement of Financial Position	Net Amounts of Liabilities presented in the Statement of Financial Position	Gross Amounts Not Offset in the Consolidated Balance Sheets		Net Amount
				Financial Instruments	Cash Collateral Provided	
			(in thousands)			
Derivatives	$ 1,360	$ —	$ 1,360	$ 1,360	$ —	$ —

The Company has agreements with each of its derivative counterparties that contain a provision stating if the Company either defaults or is capable of being declared in default on any of its indebtedness, then the Company could also be declared in default on its derivative obligations. In addition, these agreements may also require the Company to post additional collateral should it fail to maintain its status as a well- or adequately-capitalized institution.

As of December 31, 2022, the fair value of derivatives in a net asset position for counterparty transactions, which includes accrued interest but excludes any adjustment for nonperformance risk, related to these agreements was $7.4 million. As of December 31, 2022, the Company had posted no collateral related to these agreements since its net asset position is $132,000 ($7.5 million fair value of assets less $7.4 million fair value of liabilities) as of the end of the period.

As of December 31, 2021, the fair value of derivatives in a net asset position for counterparty transactions, which includes accrued interest but excludes any adjustment for nonperformance risk, related to these agreements was $1.4 million. As of December 31, 2021, the Company had posted no collateral related to these agreements since its net asset position is $19,000 ($1.4 million fair value of assets less $1.4 million fair value of liabilities) as of the end of the period.

Note 21 — Qualified Affordable Housing Project Investments

The Company invests in qualified affordable housing projects. At December 31, 2022 and 2021, the balance of the investment for qualified affordable housing projects was $5.9 million and $8.0 million, respectively. This balance is reflected in prepaid expenses and other assets on the consolidated balance sheets. Total unfunded commitments related to the investments in qualified affordable housing projects aggregated $27,000 and $56,000 at December 31, 2022 and 2021, respectively. The Company expects to fulfill these commitments during the year ending 2023.

For the twelve months ended December 31, 2022, 2021 and 2020, the Company recognized amortization expense of $1.9 million, $1.9 million and $1.8 million, respectively, which was included within income tax expense on the consolidated statements of income.

Note 22 — Liquidity

Hanmi Financial

At December 31, 2022 and 2021, Hanmi Financial had $10.6 million and $94.9 million, respectively, in cash on deposit with the Bank. In addition, at December 31, 2022, Hanmi Financial had $17.7 million of securities available for sale that consisted solely of U.S. Treasury securities. Management believes that Hanmi Financial, on a stand-alone basis, had adequate liquid assets to meet its current debt obligations.

Hanmi Bank

The principal objective of our liquidity management program is to maintain the Bank's ability to meet the day-to-day cash flow requirements of our customers who either wish to withdraw funds or to draw upon credit facilities to meet their cash needs. Management believes that the Bank, on a stand-alone basis, has adequate liquid assets to meet its current obligations. The Bank's primary funding source will continue to be deposits originating from its branch platform. The Bank's wholesale funds historically consisted of FHLB advances and brokered deposits. As of December 31, 2022 and 2021, the Bank had $350.0 million and $137.5 million of FHLB advances and $83.3 million and $141.8 million of brokered deposits, respectively.

We monitor the sources and uses of funds on a regular basis to maintain an acceptable liquidity position. The Bank's primary source of borrowings is the FHLB, from which the Bank is eligible to borrow up to 30% of its assets. As of December 31, 2022, the total borrowing capacity available based on pledged collateral and the remaining available borrowing capacity were $1.54 billion and $1.07 billion, respectively, compared to $1.84 billion and $1.61 billion, respectively, as of December 31, 2021.

The amount that the FHLB is willing to advance differs based on the quality and character of qualifying collateral pledged by the Bank, and the advance rates for qualifying collateral may be adjusted upwards or downwards by the FHLB from time to time. To the extent deposit renewals and deposit growth are not sufficient to fund maturing and withdrawable deposits, repay maturing borrowings, fund existing and future loans, securities, and otherwise fund working capital needs and capital expenditures, the Bank may utilize the remaining borrowing capacity from its FHLB borrowing arrangement.

As a means of augmenting its liquidity, the Bank had an available borrowing source of $22.0 million from the Federal Reserve discount window, to which the Bank pledged securities with a market value of $23.4 million, and had no borrowings as of December 31, 2022. The Bank also maintains a line of credit for repurchase agreements up to $100.0 million. The Bank also had three unsecured federal funds lines of credit totaling $115.0 million with no outstanding balances as of December 31, 2022.

Note 23 — Condensed Financial Information of Parent Company

Balance Sheets

	At December 31,	
	2022	**2021**
	(in thousands)	
Assets		
Cash	$ 10,558	$ 94,877
Securities available for sale	17,660	—
Investments in consolidated subsidiaries	728,172	755,176
Other assets	12,611	11,554
Total assets	**$ 769,001**	**$ 861,607**
Liabilities and stockholders' equity		
Liabilities		
Subordinated debentures	$ 129,409	$ 215,006
Other liabilities	2,077	3,184
Total liabilities	131,486	218,190
Stockholders' equity	637,515	643,417
Total liabilities and stockholders' equity	**$ 769,001**	**$ 861,607**

Statements of Income

	Year Ended December 31,		
	2022	**2021**	**2020**
	(in thousands)		
Dividends from bank subsidiaries	$ 57,000	$ 20,639	$ 16,986
Interest expense	(7,846)	(8,273)	(6,607)
Other expense	(5,174)	(4,891)	(4,892)
Income before taxes and undistributed income of subsidiary	43,980	7,475	5,487
Income tax benefit	4,026	3,962	3,247
Income before undistributed income of subsidiary	48,006	11,437	8,734
Equity in undistributed income of subsidiary	53,388	87,239	33,463
Net income	**$ 101,394**	**$ 98,676**	**$ 42,197**

Statements of Cash Flows

	Year Ended December 31,		
	2022	**2021**	**2020**
	(in thousands)		
Cash Flows from Operating Activities:			
Net income	$ 101,394	$ 98,676	$ 42,197
Adjustments to reconcile net income to net cash used in operating activities			
Undistributed income of subsidiary	(53,388)	(87,239)	(33,463)
Amortization of subordinated debentures	1,703	1,148	595
Share-based compensation expense	2,596	2,437	2,544
Change in other assets and liabilities	(2,019)	(9,076)	6,779
Net cash provided by (used in) operating activities	**50,286**	**5,946**	**18,651**
Cash Flows from Investing Activities:			
Purchases of securities	(17,956)	—	—
Net cash provided by (used in) investing activities	**(17,956)**	**—**	**—**
Cash Flows from Financing Activities:			
Proceeds from exercise of stock options	19	—	—
Issuance of subordinated debentures	—	107,929	—
Redemption of subordinated debentures, net of treasury debentures	(87,300)	(13,043)	—
Cash paid for repurchase of vested shares due to employee tax liability	(732)	(572)	(335)
Repurchase of common stock	—	(6,135)	(2,196)
Cash dividends paid	(28,636)	(16,514)	(15,959)
Net cash provided by (used in) financing activities	**(116,649)**	**71,665**	**(18,489)**
Net increase (decrease) in cash	**(84,319)**	**77,611**	**162**
Cash at beginning of year	94,877	17,266	17,105
Cash at end of year	**$ 10,558**	**$ 94,877**	**$ 17,266**

Note 24 — Subsequent Events

Management has evaluated subsequent events through the date of issuance of the financial data included herein. There have been no subsequent events that occurred during such period that would require disclosure in this Annual Report on Form 10-K or would be required to be recognized in the Consolidated Financial Statements as of December 31, 2022.

Hanmi Financial Corporation and Subsidiary
Exhibit Index

Exhibit Number	Document
3.1	Amended and Restated Certificate of Incorporation of Hanmi Financial Corporation, dated April 19, 2000 (incorporated by reference herein from Exhibit 3.1 to Hanmi Financial's Quarterly Report on Form 10-Q (including certificates of amendment as of June 23, 2004, May 28, 2009 and July 28, 2010) for the quarter ended September 30, 2010, filed with the SEC on November 9, 2010).
3.2	Certificate of Amendment of Amended and Restated Certificate of Incorporation of Hanmi Financial Corporation, dated December 16, 2011 (incorporated by reference herein from Exhibit 3.1 to Hanmi Financial's Current Report on Form 8-K, filed with the SEC on December 19, 2011).
3.3	Second Amended and Restated Bylaws of Hanmi Financial Corporation, dated as of March 23, 2016 (incorporated by reference herein from Exhibit 3.1 to Hanmi Financial's Current Report on Form 8-K, filed with the SEC on March 29, 2016).
3.4	First Amendment to the Second Amended and Restated Bylaws of Hanmi Financial Corporation (incorporated by reference herein from Exhibit 3.1 to Hanmi Financial's Current Report on Form 8-K, filed with the SEC on October 2, 2017).
4.1	Specimen Stock Certificate representing Hanmi Financial Corporation Common Stock (incorporated by reference herein from Exhibit 4 to Hanmi Financial's Annual Report on Form 10-K for the year ended December 31, 2010, filed with the SEC on March 16, 2011).
4.2	Central Bancorp Statutory Trust I Junior Subordinated Indenture, dated as of December 27, 2005, entered into between Central Bancorp, Inc. and JPMorgan Chase Bank, National Association as Trustee (incorporated by reference herein from Exhibit 10.1 to Hanmi Financial's Annual Report on Form 10-K for the year ended December 31, 2015, filed with the SEC on February 29, 2016).
4.3	Amended and Restated Declaration of Trust of Central Bancorp Statutory Trust I, dated as of December 27, 2005, among Central Bancorp, Inc., JPMorgan Chase Bank, National Association, and the Administrative Trustees Named Therein (incorporated by reference herein from Exhibit 10.2 to Hanmi Financial's Annual Report on Form 10-K for the year ended December 31, 2015, filed with the SEC on February 29, 2016).
4.4	Central Bancorp Statutory Trust I Trust Preferred Securities Guarantee Agreement, dated as of December 27, 2005, entered into between Central Bancorp, Inc., as Guarantor, and JPMorgan Chase Bank, National Association, as Guarantee Trustee (incorporated by reference herein from Exhibit 10.3 to Hanmi Financial's Annual Report on Form 10-K for the year ended December 31, 2015, filed with the SEC on February 29, 2016).
4.5	Description of Registrant's Capital Stock (incorporated by reference herein from Exhibit 4.7 to Hanmi Financial's Annual Report on Form 10-K for the year ended December 31, 2019, filed with the SEC on March 2, 2020).
4.6	Indenture, dated August 20, 2021, between Hanmi Financial Corporation and Wilmington Trust, National Association, as trustee (incorporated by reference herein from Exhibit 4.1 to Hanmi Financial Corporation's Current Report on Form 8-K, filed with the SEC on August 20, 2021).
4.7	First Supplemental Indenture, dated August 20, 2021, between Hanmi Financial Corporation and Wilmington Trust, National Association, as Trustee (incorporated by reference herein from Exhibit 4.2 to Hanmi Financial Corporation's Current Report on Form 8-K, filed with the SEC on August 20, 2021).
10.1	Form of Indemnity Agreement (incorporated by reference herein from Exhibit 10.35 to Hanmi Financial's Annual Report on Form 10-K for the year ended December 31, 2010, filed with the SEC on March 16, 2011).
10.2	Hanmi Financial Corporation Amended and Restated 2013 Equity Compensation Plan (incorporated by reference herein from Exhibit 4.2 to Hanmi Financial Corporation's Registration Statement on Form S-8 (No. 333-191855), filed with the SEC on October 23, 2013).†
10.3	Form of Incentive Stock Option Agreement (incorporated by reference herein from Exhibit 4.3 to Hanmi Financial Corporation's Registration Statement on Form S-8 (No. 333-191855), filed with the SEC on October 23, 2013).†

10.4	Form of Non-Qualified Stock Option Agreement (incorporated by reference herein from Exhibit 4.4 to Hanmi Financial Corporation's Registration Statement on Form S-8 (No. 333-191855), filed with the SEC on October 23, 2013).†
10.5	Form of Restricted Stock Agreement (incorporated by reference herein from Exhibit 4.5 to Hanmi Financial Corporation's Registration Statement on Form S-8 (No. 333-191855), filed with the SEC on October 23, 2013).†
10.6	Amended and Restated Employment Agreement by and among Hanmi Financial Corporation, Hanmi Bank and Bonita I. Lee dated February 25, 2022 (incorporated by reference herein from Exhibit 109 to Hanmi Financial Corporation's Annual Report on form 10-K for the year ended December 31, 2021, as filed with the SEC on February 28, 2022).†
10.7	Amended and Restated Employment Agreement by and among Hanmi Financial Corporation, Hanmi Bank and Romolo C. Santarosa dated February 26, 2020 (incorporated by reference herein from Exhibit 10.10 to Hanmi Financial's Annual Report on Form 10-K for the year ended December 31, 2019, filed with the SEC on March 2, 2020).†
10.8	Hanmi Financial Corporation 2021 Equity Compensation Plan (incorporated by reference to Appendix A to the proxy statement for the Annual Meeting of Stockholders filed with the Securities and Exchange Commission on April 16, 2021 (File No. 000-30421).†
10.9	Form of Restricted Stock Agreement for the Hanmi Financial Corporation 2021 Equity Compensation Plan (incorporated by reference herein to Exhibit 10.1 from Hanmi Financial Corporation's Quarterly Report on Form 10-Q, as filed with the SEC on November 9, 2021).†
10.10	Form of Performance Share Unit Agreement for the Hanmi Financial Corporation 2021 Equity Compensation Plan (incorporated by reference herein to Exhibit 10.2 from Hanmi Financial Corporation's Quarterly Report on Form 10-Q, as filed with the SEC on November 9, 2021).†
10.11	Form of Non-Qualified Stock Option Agreement for the Hanmi Financial Corporation 2021 Equity Compensation Plan (incorporated by reference herein to Exhibit 10.3 from Hanmi Financial Corporation's Quarterly Report on Form 10-Q, as filed with the SEC on November 9, 2021).†
10.12	First Amendment to the Amended and Restated Employment Agreement by and among Hanmi Financial Corporation and Romolo C. Santarosa dated February 26, 2020 (incorporated by reference herein from Exhibit 10.1 to Hanmi Financial Corporation's Quarterly Report on Form 10-Q, as filed with the SEC on August 9, 2022).†
21.1	List of Subsidiaries
23.1	Consent of Independent Registered Public Accounting Firm - Consent of Crowe LLP.
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS	Inline XBRL Instance Document *
101.SCH	Inline XBRL Taxonomy Extension Schema Document *
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document *
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document *
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document *
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document *

| 104 | The cover page from the Company's Annual Report on Form 10-K for the year ended December 31, 2022, has been formatted in Inline XBRL |

† Constitutes a management contract or compensatory plan or arrangement.
* Attached as Exhibit 101 to this report are documents formatted in Inline XBRL (Extensible Business Reporting Language).

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 28, 2023 | **Hanmi Financial Corporation**

By: /s/ Bonita I. Lee
_____
Bonita I. Lee
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated as of February 28, 2023.

/s/ Bonita I. Lee	/s/ Romolo C. Santarosa
Bonita I. Lee	Romolo C. Santarosa
President and Chief Executive Officer; Director	*Senior Executive Vice President and Chief Financial Officer*
(Principal Executive Officer)	*(Principal Financial Officer)*
/s/ Joseph Pangrazio	/s/ John J. Ahn
Joseph Pangrazio	John J. Ahn
Senior Vice President and Chief Accounting Officer	*Chairman of the Board*
(Principal Accounting Officer)	
/s/ Gloria J. Lee	/s/ Christie K. Chu
Gloria J. Lee	Christie K. Chu
Director	*Director*
/s/ Harry H. Chung	/s/ David L. Rosenblum
Harry H. Chung	David L. Rosenblum
Director	*Director*
/s/ Thomas J. Williams	/s/ Michael M. Yang
Thomas J. Williams	Michael M. Yang
Director	*Director*
/s/ Scott R. Diehl	/s/ Gideon Yu
Scott R. Diehl	Gideon Yu
Director	*Director*

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